Exhibit 2.1

EXECUTION COPY

CONFIDENTIAL

AGREEMENT AND PLAN OF MERGER

by and among

CAMELOT RETURN INTERMEDIATE HOLDINGS, LLC,

CAMELOT RETURN MERGER SUB, INC.,

and

CORNERSTONE BUILDING BRANDS, INC.

Dated as of March 5, 2022

TABLE OF CONTENTS	Page

Article I

The Merger; Closing; Effective Time

1.1.	The Merger	2
1.2.	Closing	2
1.3.	Effective Time	3

Article II

Certificate of Incorporation and Bylaws
of the Surviving Corporation

2.1.	Certificate of Incorporation of the Surviving Corporation	3
2.2.	Bylaws of the Surviving Corporation	3

Article III

Directors and Officers of the Surviving Corporation

3.1.	Directors of the Surviving Corporation	4
3.2.	Officers of the Surviving Corporation	4

Article IV

Effect of the Merger on Capital Stock;
Exchange of Share Certificates

4.1.	Effect on Capital Stock	4
4.2.	Exchange of Share Certificates	5
4.3.	Treatment of Company Equity Awards	9
4.4.	Adjustments to Prevent Dilution	10

Article V

Representations and Warranties

5.1.	Representations and Warranties of the Company	11
5.2.	Representations and Warranties of Parent and Merger Sub	29

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Article VI

Covenants

6.1.	Interim Operations	34
6.2.	Acquisition Proposals; Change of Recommendation	38
6.3.	Proxy Statement Filing; Schedule 13e-3; Information Supplied	42
6.4.	Company Stockholders Meeting	44
6.5.	Efforts; Cooperation; Antitrust Matters	45
6.6.	Information; Access and Reports	47
6.7.	Stock Exchange Delisting	48
6.8.	Publicity	49
6.9.	Employee Benefits	49
6.10.	Expenses	51
6.11.	Indemnification; Directors’ and Officers’ Insurance	51
6.12.	Stockholder Litigation	53
6.13.	Financing	54
6.14.	Cooperation with Debt Financing	56
6.15.	Other Actions by the Company	62
6.16.	Obligations of Parent	62

Article VII

Conditions

7.1.	Conditions to Each Party’s Obligation to Effect the Merger	63
7.2.	Conditions to Obligations of Parent and Merger Sub	63
7.3.	Conditions to Obligation of the Company	64

Article VIII

Termination

8.1.	Termination	65
8.2.	Effect of Termination and Abandonment	67

Article IX

Miscellaneous and General

9.1.	Survival	70
9.2.	Modification or Amendment	70
9.3.	Waiver	70
9.4.	Counterparts	70
9.5.	Governing Law and Venue; Waiver of Jury Trial; Specific Performance	71
9.6.	Notices	73
9.7.	Entire Agreement	74
9.8.	No Third-Party Beneficiaries	75
9.9.	Exercise of Discretion	75
9.10.	Obligations of Parent and of the Company	75
9.11.	Transfer Taxes	75
9.12.	Definitions	75
9.13.	Severability	75
9.14.	Interpretation; Construction	76
9.15.	Successors and Assigns	76
9.16.	No Liability for Financing Sources	77
9.17.	No Recourse	77
9.18.	Necessary Further Actions	77

Annex A	Defined Terms	A-1

Exhibit A	Form of Certificate of Incorporation of the Surviving Corporation

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of March 5, 2022, is by and among Camelot Return Intermediate Holdings, LLC, a Delaware limited liability company (“Parent”), Camelot Return Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Cornerstone Building Brands, Inc., a Delaware corporation (the “Company,” with the Company and Merger Sub sometimes being hereinafter collectively referred to as the “Constituent Corporations”). Parent, the Company and Merger Sub are referred to herein as the “Parties” and each, a “Party.”

RECITALS

WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger, pursuant to and in accordance with the provisions of the Delaware General Corporation Law, as may be amended from time to time (the “DGCL”);

WHEREAS, the sole member of Parent has unanimously approved and declared advisable this Agreement and the transactions contemplated hereby;

WHEREAS, the board of directors of Merger Sub has unanimously determined that the Merger is fair to, and in the best interests of, Merger Sub and its sole stockholder, approved and declared advisable this Agreement and the Merger and any other transactions contemplated hereby and resolved to recommend adoption of this Agreement to the sole stockholder of Merger Sub;

WHEREAS, the board of directors of the Company (the “Company Board”) has established a special committee (the “Special Committee”), consisting solely of non-management independent members of the Company Board not affiliated with the Affiliated Stockholders (as defined herein), Parent, Merger Sub or their respective Affiliates to, among other things, develop, assess and negotiate the terms of this Agreement and the transactions contemplated hereby, including the Merger, and to make a recommendation to the Company Board as to whether the Company should enter into this Agreement;

WHEREAS, the Special Committee has unanimously (i) determined that the terms of this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company and the holders of shares of common stock, par value $0.01 per share, of the Company (the “Shares”) (other than the Affiliated Stockholders (as defined herein)) (the “Unaffiliated Stockholders”), (ii) determined that it is advisable and in the best interests of the Company and the Unaffiliated Stockholders to enter into this Agreement and (iii) recommended that the Company Board approve and authorize this Agreement and the Merger;

WHEREAS, the Company Board (acting on the recommendation of the Special Committee) has by unanimous vote of the Non-Recused Directors (as defined herein) (i) determined that the terms of this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company and its stockholders (including the Unaffiliated Stockholders), (ii) determined that it is in the best interests of the Company and its stockholders (including the Unaffiliated Stockholders) and declared it advisable to enter into this Agreement, (iii) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Merger and the other transactions contemplated hereby upon the terms and subject to the conditions contained herein and (iv) resolved to recommend that the stockholders of the Company vote to adopt and approve this Agreement;

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent and Merger Sub have delivered to the Company concurrently with the execution of this Agreement (i) a limited guarantee (the “Guarantee”) from Clayton, Dubilier & Rice Fund X, L.P., a Cayman Islands exempted limited partnership (the “Guarantor”), in favor of the Company and pursuant to which, subject to the terms and conditions contained therein, the Guarantor is guaranteeing certain obligations of Parent and Merger Sub in connection with this Agreement; and (ii) the Financing Letters;

WHEREAS, (i) as of the date hereof, the Sponsor and the CD&R Funds (each, as defined herein) collectively own 62,143,415 Shares, which Shares constitute all of the Shares owned by the Affiliated Stockholders, and (ii) as a condition and inducement to the Company’s willingness to enter into this Agreement, the Sponsor, CD&R Funds and the Company have entered into a voting and support agreement (the “Support Agreement”) in connection with the transactions contemplated hereby; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and to set forth certain conditions to the Merger.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth in this Agreement, the Parties, intending to be legally bound, agree as follows:

Article I

The Merger; Closing; Effective Time

1.1.            The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in Article II. The Merger shall have the effects specified in the DGCL.

1.2.            Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing of the Merger (the “Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019 (or at the request of either Party, by means of a virtual Closing through electronic exchange of documents and signatures), at 9:00 a.m. (New York time) on the third (3rd) Business Day following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent waivable under applicable Law and this Agreement) of those conditions) shall be satisfied or waived (to the extent waivable under applicable Law and this Agreement) in accordance with this Agreement; provided that, notwithstanding the foregoing, the Closing shall not occur until the earlier of (a) a date during the Marketing Period specified by Parent on no fewer than three (3) Business Days’ notice to the Company (unless a shorter period shall be agreed to by Parent and the Company) and (b) the third (3rd) Business Day following the final day of the Marketing Period (subject, in each case, to the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent waivable under applicable Law and this Agreement) of those conditions)). The date on which the Closing actually occurs is referred to as the “Closing Date.”

1.3.            Effective Time. At the Closing, the Company and Parent will cause the Merger to be consummated by filing all necessary documentation, including a Certificate of Merger (the “Delaware Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware as provided in the relevant provisions of the DGCL. The Merger shall become effective at the time (the “Effective Time”) when the Delaware Certificate of Merger has been duly filed with and accepted by the Secretary of State of the State of Delaware or at such later time as may be agreed by the Parties in writing and specified in the Delaware Certificate of Merger.

Article II

Certificate of Incorporation and Bylaws
of the Surviving Corporation

2.1.            Certificate of Incorporation of the Surviving Corporation. At the Effective Time, the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated in its entirety as of the Effective Time to be in the form set forth in Exhibit A to this Agreement, and as so amended shall be the certificate of incorporation of the Surviving Corporation (the “Charter”) until thereafter amended as provided therein or as provided by applicable Law and consistent with the obligations set forth in Section 6.11.

2.2.            Bylaws of the Surviving Corporation. Subject to the requirements of Section 6.11, the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (the “Bylaws”), except that references to Merger Sub’s name shall be replaced with references to the Surviving Corporation’s name, until thereafter amended as provided therein, by the Charter or as provided by applicable Law and consistent with the obligations set forth in Section 6.11.

Article III

Directors and Officers of the Surviving Corporation

3.1.            Directors of the Surviving Corporation. Immediately prior to, but conditioned on the occurrence of, the Effective Time, each of the directors of the Company Board shall resign from the Company Board and the Parties shall take all actions necessary so that the directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the DGCL, the Charter and the Bylaws.

3.2.            Officers of the Surviving Corporation. The Parties shall take all actions necessary so that the officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the DGCL, the Charter and the Bylaws.

Article IV

Effect of the Merger on Capital Stock;
Exchange of Share Certificates

4.1.            Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any capital stock of the Company:

(a)            Merger Consideration. Each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares that are to be cancelled or converted in accordance with Section 4.1(b) or Section 4.1(c) and (ii) Shares that are owned by stockholders of the Company (other than the Affiliated Stockholders) who did not vote in favor of this Agreement or the Merger (or consent thereto in writing) and who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL (the Shares referred to in clause (ii), “Dissenting Shares,” and the Shares referred to in clauses (i) and (ii), collectively, “Excluded Shares”)) shall be converted into the right to receive $24.65 per Share in cash, without interest (the “Merger Consideration”). At the Effective Time, all of the Shares converted into the right to receive the Merger Consideration pursuant to this Section 4.1(a) shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate formerly representing any of the Shares (each, a “Share Certificate”) or otherwise if the Company then has Shares which are not certificated, the applicable number of uncertificated Shares represented by book-entry (the “Book-Entry Shares”) (in each case, other than Excluded Shares) shall thereafter represent only the right to receive the Merger Consideration.

(b)            Cancellation of Certain Shares. Any Shares that are owned by the Company and not held on behalf of third parties, any Shares owned by Merger Sub and any Dissenting Shares, in each case, that are issued and outstanding immediately prior to the Effective Time, shall, by virtue of the Merger and without any action on the part of the holder of such Shares, cease to be outstanding, be cancelled without payment of any consideration therefor and cease to exist, subject to any rights the holder thereof may have under Section 4.2(g).

(c)            Shares Held by Acquirer CD&R Fund or Parent. Each Share issued and outstanding immediately prior to the Effective Time that is owned by the Acquirer CD&R Fund, Parent or CD&R Fund VIII (to the extent such Shares are not validly transferred or sold to Parent prior to Closing (such contemplated sale, the “Fund VIII Sale”)) shall, by virtue of the Merger and without any action on the part of the holder of such Shares, be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

(d)            Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder of such share, be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

4.2.            Exchange of Share Certificates.

(a)            Appointment of Paying Agent. Prior to the Effective Time, Parent and Merger Sub shall appoint a bank or trust company reasonably acceptable to the Company to serve as the paying agent (the “Paying Agent”) and shall enter into an agreement reasonably acceptable to the Company relating to the Paying Agent’s responsibilities with respect to this Agreement.

(b)            Deposit of Merger Consideration. At or prior to the Effective Time, Parent or Merger Sub shall deposit, or cause to be deposited, with the Paying Agent cash in U.S. Dollars sufficient to pay the aggregate Merger Consideration (other than in respect of Excluded Shares) under Section 4.1(a) (such cash being hereinafter referred to as the “Payment Fund”). The Payment Fund shall not be used for any purpose other than a purpose expressly provided for in this Agreement. Pending its disbursement in accordance with this Section 4.2, the Payment Fund shall be invested by the Paying Agent, if so directed by Parent or Merger Sub. Any such investment, if made, must be made in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion. Parent shall or shall cause the Surviving Corporation to promptly replace or restore the cash in the Payment Fund so as to ensure that the Payment Fund is at all times maintained at a level sufficient for the Paying Agent to make all payments of Merger Consideration in accordance herewith. No investment losses resulting from investment of the funds deposited with the Paying Agent shall diminish the rights of any holder of Shares to receive the Merger Consideration as provided herein. Payments to holders in respect of each Company Option, Company RSU Award and Company PSU Award (collectively, the “Company Equity Awards”) shall be paid through the Company’s or the Surviving Corporation’s applicable payroll procedures following the Effective Time at such time as such awards are payable.

(c)            Procedures for Surrender.

(i)            Promptly after the Effective Time (and in any event within five Business Days thereafter), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Shares as of immediately prior to the Effective Time (other than Excluded Shares) (A) a notice advising such holders of the effectiveness of the Merger, (B) a letter of transmittal specifying that delivery shall be effected, and risk of loss and title shall pass, only upon delivery of the Share Certificates (or affidavits of loss in lieu of the Share Certificates as provided in Section 4.2(f)) or transfer of the Book-Entry Shares not held, directly or indirectly, through The Depository Trust Company (“DTC”) to the Paying Agent, such materials to be in such form and have such other provisions as Parent desires with approval of the Company (such approval not to be unreasonably withheld, conditioned or delayed) (the “Letter of Transmittal”), and (C) instructions for effecting the surrender of the Share Certificates (or affidavits of loss in lieu of the Share Certificates as provided in Section 4.2(f)) or Book-Entry Shares to the Paying Agent in exchange for payment of the aggregate Merger Consideration to which such holders are entitled pursuant to the terms of this Agreement.

(ii)            With respect to Book-Entry Shares held, directly or indirectly, through DTC, Parent and the Company shall cooperate to establish procedures with the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries to ensure that the Paying Agent will transmit to DTC or its nominees as promptly as practicable after the Effective Time, upon surrender of Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures and such other procedures as agreed by Parent, the Company, the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries, the Merger Consideration to which the beneficial owners thereof are entitled to receive as a result of the Merger pursuant to this Article IV.

(iii)            Upon surrender to the Paying Agent of Shares that (A) are Share Certificates (or affidavits of loss in lieu of the Share Certificates as provided in Section 4.2(f)), together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required by the Paying Agent, (B) are Book-Entry Shares not held through DTC, by book receipt of an “agent’s message” in customary form by the Paying Agent in connection with the surrender of Book-Entry Shares (or such other reasonable evidence, if any, of surrender with respect to such Book-Entry Shares, as the Paying Agent may reasonably request), in each case of the foregoing clauses (A) and (B) of this Section 4.2(c)(iii), pursuant to such materials and instructions as contemplated by Section 4.2(c)(i), and (C) are Book-Entry Shares held, directly or indirectly, through DTC, in accordance with DTC’s customary surrender procedures and such other procedures as agreed to by the Company, Parent, the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third party intermediaries pursuant to Section 4.2(c)(ii), the holder of such Share Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor, and Parent shall cause the Paying Agent to deliver to each such holder, as promptly as reasonably practicable after the Effective Time, a check in the amount (after giving effect to any required Tax withholdings as provided in Section 4.2(h)) of cash that such holder has the right to receive pursuant to Section 4.1(a).

(iv)            No interest will be paid or accrued on any amount payable upon surrender of any Shares.

(v)             In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, or if the Merger Consideration is to be paid in a name other than that in which the Share Certificate surrendered or transferred in exchange thereof is registered in the transfer records of the Company, a check for any cash to be paid upon due surrender of the Share Certificates may be issued to such transferee if the Share Certificates formerly representing such Shares are presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable, in each case, in form and substance reasonably satisfactory to the Paying Agent.

(vi)            Notwithstanding anything to the contrary in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Share Certificate or an executed Letter of Transmittal to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article IV. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Persons in whose name such Book-Entry Shares are registered in the stock transfer records of the Company.

(d)            Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Share Certificate or acceptable evidence of a Book-Entry Share is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and exchanged for the cash amount in immediately available fund to which the holder thereof is entitled to receive as a result of the Merger pursuant to this Article IV.

(e)            Termination of Payment Fund. Any portion of the Payment Fund (including the proceeds of any investments of the Payment Fund) that remains unclaimed by, or otherwise undistributed to, the holders of Share Certificates or Book-Entry Shares by the one year anniversary of the Effective Time shall be delivered to the Surviving Corporation or an Affiliate thereof designated by the Surviving Corporation. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article IV shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 4.2(h)) upon delivery of the Share Certificates (or affidavits of loss in lieu of the Share Certificates as provided in Section 4.2(f)) or Book-Entry Shares, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. To the fullest extent permitted by Law, immediately prior to the date any Merger Consideration would otherwise escheat to or become the property of any Governmental Authority, such Merger Consideration shall become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(f)            Lost, Stolen or Destroyed Share Certificates. In the event any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Share Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond reasonably sufficient to indemnify Parent and the Surviving Corporation against any claim that may be made against Parent or the Surviving Corporation with respect to such Share Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Share Certificate a check in the amount (after giving effect to any required Tax withholdings as provided in Section 4.2(h)) equal to the number of Shares (other than Excluded Shares) represented by such lost, stolen or destroyed Share Certificate multiplied by the Merger Consideration.

(g)            Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, Dissenting Shares shall not be converted into the right to receive the Merger Consideration and holders of such Dissenting Shares shall be entitled to receive payment of the appraised value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL, unless and until such Person fails to comply with the provisions of Section 262 of the DGCL or effectively withdraws or otherwise loses such Person’s rights to receive payment under Section 262 of the DGCL. If any such Person fails to comply with the provisions of Section 262 of the DGCL or effectively withdraws or loses such right, such Dissenting Shares shall thereupon be treated as if they had been converted at the Effective Time into the right to receive the Merger Consideration, without any interest thereon. The Company shall (i) give Parent notice of any written demands for appraisal of Shares, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company with respect to the Dissenting Shares promptly after receipt by the Company and (ii) give Parent the opportunity, at Parent’s sole expense, to participate in and direct all negotiations and proceedings with respect to such demands for appraisal pursuant to the DGCL in respect of such Dissenting Shares. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any such demands for appraisal or offer to settle or settle any such demands, or agree to do any of the foregoing.

(h)            Withholding Rights. Each of Parent, the Company, Merger Sub, the Surviving Corporation and the Paying Agent, as applicable, shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable federal, state, local or foreign Tax Law. To the extent that amounts are so withheld and timely remitted to the applicable Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. If any Party or Guarantor determines that it or any of its Affiliates, permitted successors or assigns is required to deduct or withhold any amount from any payment hereunder or in connection with the transactions contemplated hereby, in each case, which payment is to be made to any Party or Guarantor, then Parent or the Company, as applicable, shall provide notice to the other Party of the intent to deduct or withhold such amount and the basis for such deduction or withholding as promptly as reasonably practicable, and the Parties shall and shall cause their applicable Affiliates, permitted successors and assigns to reasonably cooperate with one another in order to eliminate or reduce any such deduction or withholding, including providing a reasonable opportunity for the applicable payee to provide forms or other evidence that would mitigate, reduce or eliminate such deduction or withholding.

4.3.           Treatment of Company Equity Awards.

(a)            Treatment of Company Options.

(i)            At the Effective Time, each then outstanding option to purchase Shares (a “Company Option”) that is vested immediately prior to the Effective Time shall, automatically and without any action on the part of the holder thereof, be cancelled and converted into the right to receive (without interest), no later than the second regularly scheduled payroll of the Company following the Closing Date, an amount in cash, without interest and less applicable Tax withholdings, equal to the product of (i) the number of Shares subject to the Company Option immediately prior to the Effective Time multiplied by (ii) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per Share of such Company Option.

(ii)            At the Effective Time, each then outstanding Company Option that is unvested immediately prior to the Effective Time shall, automatically and without any action on the part of Parent, the Company or the holder thereof, be cancelled and converted into the contractual right to receive a payment in an amount in cash from the Surviving Corporation equal to the product of (i) the number of Shares subject to the Company Option immediately prior to the Effective Time multiplied by (A) the excess, if any, of (1) the Merger Consideration over (2) the exercise price per Share of such Company Option. Except as otherwise provided in this Section 4.3(a)(ii), the cash-based award provided for by this Section 4.3(a)(ii) shall be subject to the same terms and conditions as are applicable to the corresponding Company Option (including time-based vesting conditions but excluding provisions related to exercise).

(iii)            Each Company Option (whether vested or unvested) for which the exercise price per Share is equal to or greater than the Merger Consideration shall be cancelled at the Closing without payment of consideration.

(b)          Treatment of Company RSU Awards. At the Effective Time, each then outstanding restricted stock unit award corresponding to Shares (a “Company RSU Award”) shall, automatically and without any required action on the part of Parent, the Company or the holder thereof, be cancelled and converted into the contractual right to receive a payment in an amount in cash from the Surviving Corporation equal to (i) the number of Shares subject to such Company RSU Award multiplied by (ii) the Merger Consideration. Except as otherwise provided in this Section 4.3(b)), the cash-based award provided for by this Section 4.3(b) shall be subject to the same terms and conditions as are applicable to the corresponding Company RSU Award (including time-based vesting conditions).

(c)           Treatment of Company PSU Awards.

(i)            At the Effective Time, each then outstanding performance-based share unit award (a “Company PSU Award”) (A) granted during the 2020 calendar year (each award granted during the 2020 calendar year, a “2020 Company PSU Award”) or (B) granted during the 2021 calendar year to the Company’s Chief Executive Officer or such Chief Executive Officer’s direct reports (each, a “2021 Company Executive PSU Award”) shall, automatically and without any required action on the part of Parent, the Company or the holder thereof, be cancelled and converted into the contractual right to receive a payment in an amount in cash from the Surviving Corporation equal to (A) the Earned PSUs applicable to such Company PSU Award multiplied by (B) the Merger Consideration. Except as otherwise provided in this Section 4.3(c)(i)), the cash-based award provided for by this Section 4.3(c)(i) shall be subject to the same terms and conditions as are applicable to the corresponding 2020 Company PSU Award or 2021 Company Executive PSU Award (including time-based vesting conditions and EBITDA-based vesting conditions, but excluding any vesting conditions based on total shareholder return).

(ii)            At the Effective Time, each then outstanding Company PSU Award granted during the 2021 calendar year that is not a 2021 Company Executive PSU Award (each, a “2021 Company Non-Executive PSU Award”) shall, automatically and without any required action on the part of Parent, the Company or the holder thereof, vest with respect to the number of performance-based share units as set forth in clause (A) of this Section 4.3(c)(ii), below, and be cancelled and converted into the right to receive (without interest), within 60 days following the Effective Time (or at such later time as would not result in the imposition of a penalty under Section 409A of the Code), an amount in cash from the Surviving Corporation, less applicable Tax withholdings, equal to (A) the number of performance-based share units earned under the terms of the applicable award agreement, but with the applicable total shareholder return determined using a per share price equal to the Merger Consideration and the EBITDA-based metric in the applicable award agreement deemed achieved at target performance and determined without proration for any portion of the performance period that has not yet been completed, multiplied by (B) the Merger Consideration.

(iii)            For purposes of this Agreement, “Earned PSUs” means: with respect to each Company PSU Award, the number of performance share units earned under the terms of the applicable award agreement, but with the applicable total shareholder return metric determined using a per share price equal to the Merger Consideration and the EBITDA-based metric determined based on actual performance as of the end of the performance period applicable to such Company PSU Award.

(d)            Corporate Actions. At or prior to the Effective Time, the Company, the Company Board and the Compensation Committee, as applicable, shall adopt any resolutions and take any other actions that are necessary to effectuate the treatment of the Company Equity Awards pursuant to Sections 4.3(a), 4.3(b) and 4.3(c) and to terminate the Company Equity Plan, effective as of the Effective Time. The Surviving Corporation shall pay through its payroll systems the amounts due pursuant to Section 4.3(a), Section 4.3(b) and Section 4.3(c).

4.4.            Adjustments to Prevent Dilution. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement to the earlier of the Effective Time and termination of this Agreement in accordance with Article VIII, the number of Shares or securities convertible or exchangeable into or exercisable for Shares shall have been changed into a different number of Shares or securities, or a different class, by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization or other similar transaction, the Merger Consideration shall be equitably adjusted to provide the holders of Shares and Company Equity Awards the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this Section 4.4 shall be construed to permit the Company or any Subsidiary of the Company to take any action otherwise prohibited by the terms of this Agreement.

Article V

Representations and Warranties

5.1.            Representations and Warranties of the Company. Except as set forth in the Company Reports filed by the Company with the SEC since the Applicable Date and publicly available prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor or “forward-looking statements” section or any similar section, to the extent they are forward-looking in nature) or in the disclosure schedule delivered to Parent and Merger Sub by the Company immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection to the extent that the relevance of such item is reasonably apparent); provided, that with respect to Section 5.1(g)(ii), only items (if any) specifically disclosed against Section 5.1(g)(ii) of the Company Disclosure Schedule shall be deemed disclosure with respect to Section 5.1(g)(ii)), the Company hereby represents and warrants to Parent and Merger Sub that:

(a)            Organization, Good Standing and Qualification. The Company is a legal entity duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. The Company has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to be in good standing or have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company is qualified to do business and is in good standing (with respect to jurisdictions that recognize such concept or a similar concept) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept or a similar concept) under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity (with respect to jurisdictions that recognize such concept or a similar concept) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, existing, qualified or in good standing, or to have such power or authority, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)            Capital Structure.

(i)            The authorized capital stock of the Company consists of 201,000,000 shares of capital stock, consisting of (i) 200,000,000 Shares, and (ii) 1,000,000 shares of preferred stock, par value $1.00 per share (“Preferred Stock”). As of March 4, 2022: (A) 127,009,563 Shares were issued and outstanding, (B) no shares of Preferred Stock were issued and outstanding, (C) 3,274,744 Shares were subject to outstanding Company Options, (D) 1,974,983 Shares were subject to outstanding Company RSU Awards, and (E) 1,430,621 Shares were subject to outstanding Company PSU Awards (assuming applicable performance goals are achieved at target performance and 4,291,893 additional Shares were subject to outstanding Company PSU Awards (assuming applicable performance goals are achieved at maximum performance). Except as set forth in this Section 5.1(b) and for Shares issuable upon the exercise or settlement of Company Equity Awards outstanding on the date hereof or granted following the date hereof pursuant to Section 6.1(b), the Company has no other equity or equity-based interests authorized, issued and/or outstanding.

(ii)            Section 5.1(b)(ii) of the Company Disclosure Schedule sets forth a complete and accurate list as of March 3, 2022 of all outstanding Company Equity Awards granted under the Company Equity Plan or otherwise, indicating, with respect to each Company Equity Award then outstanding, the type of award granted, the target number of Shares subject to such Company Equity Award, the plan under which such Company Equity Award was granted, date of grant, vesting schedule, vested status, and in the case of any Company Option, the exercise price, expiration date and whether such Company Option is intended to constitute an “incentive stock option” within the meaning of Section 422 of the Code.

(iii)            All of the outstanding Shares are duly authorized and validly issued in accordance with the Company’s organizational documents, as applicable, and are, or will be when issued, fully paid and nonassessable. All of the outstanding Shares have not been, or will not be when issued, issued in violation of any applicable securities Laws or preemptive rights, rights of first refusal or other similar rights of any Person. All of the issued and outstanding equity interests in each of the Company’s Subsidiaries are authorized and validly issued in accordance with the respective organizational documents of such Subsidiaries and are fully paid (to the extent required under such Subsidiaries’ organizational documents) and nonassessable and have not been issued in violation of any applicable securities Laws or preemptive rights, rights of first refusal or other similar rights of any Person.  As of the date hereof and the Closing Date, the Company owns, directly or indirectly, all of the outstanding equity interests in each of its Subsidiaries free and clear of all Liens other than (A) transfer restrictions imposed by federal and state securities Laws and (B) any transfer restrictions contained in the organizational documents of the Company and its Subsidiaries.

(iv)            Except as set forth in the organizational documents of the Company and except as otherwise provided in Section 5.1(b)(i), there are no preemptive rights or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, phantom equity interests, redemption rights, repurchase rights, agreements, arrangements, calls, subscription agreements, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any equity interests or any securities or obligations convertible or exchangeable into or exercisable for, giving any Person a right to subscribe for or acquire or measured by reference to, any equity interests in the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(v)            Neither the Company nor any of its Subsidiaries has any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the holders of equity interests in the Company or any of its Subsidiaries on any matter.

(vi)            There are no voting trusts, voting proxies or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of the Shares or other equity interest of the Company or any of its Subsidiaries.

(vii)            Except with respect to the ownership of any equity or long-term debt securities between or among the Company or any of its Subsidiaries, none of the Company or any of its Subsidiaries owns, directly or indirectly, any equity or long-term debt securities of any Person.

(c)           Corporate Authority; Approval and Fairness.

(i)            The Company has all requisite corporate power and authority and has taken all corporate action necessary to execute, deliver and perform its obligations under this Agreement in accordance with the terms hereof and to consummate the Merger and any other transactions contemplated by this Agreement, subject only to the Requisite Company Stockholder Approvals. Except for the Requisite Company Stockholder Approvals, no other corporate action by the Company (other than, in the case of the Merger, the filing of the Delaware Certificate of Merger and the other documents as required by DGCL) or vote of holders of any class of the capital stock of the Company is necessary to approve and adopt this Agreement and to consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii)            The Special Committee has unanimously (A) determined that the terms of this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company and the Unaffiliated Stockholders, (B) determined that it is in the best interests of the Company and the Unaffiliated Stockholders and declared it advisable to enter into this Agreement and (C) recommended that the Company Board approve and authorize this Agreement and the Merger;

(iii)            The Company Board (acting on the recommendation of the Special Committee) has by unanimous vote of the Non-Recused Directors (A) determined that the terms of this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company and its stockholders, that it is in the best interests of the Company and its stockholders and declared it advisable to enter into this Agreement, approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Merger and any other transactions contemplated hereby upon the terms and subject to the conditions contained herein, (B) resolved to recommend that the stockholders of the Company vote to approve this Agreement, in each case on the terms and subject to the conditions set forth in this Agreement (the “Company Recommendation”), which Company Recommendation has not been withdrawn, rescinded or modified in any way as of the date hereof, and (C) directed that this Agreement be submitted to the holders of Shares for their adoption.

(d)           Governmental Filings; No Violations.

(i)            The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement require no authorization or other action by or in respect of, or filing with, any (A) federal, state, local, municipal, foreign or other government; (B) governmental, quasi-governmental, supranational or regulatory authority (including any governmental division, department, agency, commission, instrumentality, organization, unit or body and any court or other tribunal); (C) self-regulatory organization (including NYSE); or (D) arbitral tribunal (public or private) (each, a “Governmental Authority”) other than (1) the filing of the Delaware Certificate of Merger with the Secretary of State of the State of Delaware, (2) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), (3) compliance with any applicable requirements of any other Antitrust Laws set forth on Section 5.1(d)(i) of the Company Disclosure Schedule, (4) compliance with any applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Securities Act of 1933, as amended (the “Securities Act”) and any other applicable U.S. state or federal securities, takeover or “blue sky” Laws, (5) compliance with any applicable rules of the NYSE and (6) where failure to obtain such authorization or take any such action would not reasonably be expected to (x) have, individually or in the aggregate, a Material Adverse Effect or (y) prevent or materially delay the consummation of the Merger or any of the other transactions contemplated by this Agreement.

(ii)            The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement do not and will not (A) assuming compliance with the matters referred to in Section 5.1(d)(i), conflict with or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company or the similar organizational documents of any of its Subsidiaries, (B) assuming compliance with the matters referred to in Section 5.1(d)(i), conflict with or result in a violation or breach of any applicable Law, (C) assuming compliance with the matters referred to in Section 5.1(d)(i), require any consent by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation or acceleration of any right or obligation or the loss of any benefit to which the Company and any of its Subsidiaries are entitled, under any agreement, lease, license, contract, note, bond, mortgage, indenture, arrangement or other obligation (excluding any Benefits Plan) (each a “Contract”) binding upon the Company or any of its Subsidiaries, or to which any of their respective properties, rights or other assets are subject or (D) result in the creation of a Lien (other than Permitted Liens) on any of the properties or assets (including intangible assets) of the Company or any of its Subsidiaries, except in the case of clauses (B), (C) and (D) above, any such violation, breach, conflict, default, termination, acceleration, cancellation or loss that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e)           Company Reports; Financial Statements; Internal Controls.

(i)            The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the Securities and Exchange Commission (the “SEC”) pursuant to the Exchange Act or the Securities Act since December 31, 2019 (the “Applicable Date”) (the forms, statements, certifications, reports and documents filed or furnished to the SEC since the Applicable Date and those filed or furnished to the SEC subsequent to the date of this Agreement, including any amendments thereto, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished (and, if amended, as of the date of such amendment), complied in all material respects or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (and, if amended, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. As of the date of this Agreement, (i) there are no outstanding or unresolved comments in comment letters with respect to Company Reports received by the Company from the SEC staff and (ii) the Company is in compliance in all material respects with the applicable listing and corporate governance requirements of NYSE.

(ii)            The Company maintains disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e), as applicable, under the Exchange Act) as required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules of the SEC. The Company maintains a system of internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f), as applicable, under the Exchange Act) reasonably designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, including policies and procedures that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management of the Company and the Company Board and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on its financial statements. As of the date hereof, the Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies or material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information or (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” have the meanings assigned to such terms in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

(iii)            There are no off-balance sheet arrangements of any type pursuant to any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the 1933 Act that have not been so described in the Company Reports.

(iv)            The consolidated financial statements included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly present, or, in the case of consolidated financial statements included in or incorporated by reference into Company Reports filed after the date of this Agreement, will fairly present, in each case, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and their consolidated statements of operations, comprehensive income, Company stockholders’ equity and cash flows for the respective periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments), in each case in conformity with U.S. GAAP (except, in the case of the unaudited statements, subject to normal and recurring year-end adjustments) applied on a consistent basis during the periods involved, except as may be noted therein or in the notes thereto.

(f)            Liabilities. There are no obligations or liabilities of the Company or any of its Subsidiaries (whether accrued, contingent or otherwise) that would be required by U.S. GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries, other than (i) obligations or liabilities to the extent disclosed, reflected or reserved against in the consolidated balance sheet of the Company for the year ended December 31, 2021 (or any notes thereto); (ii) obligations or liabilities arising in connection with the transactions contemplated by this Agreement; (iii) obligations or liabilities incurred in the ordinary course of business since December 31, 2021; (iv) executory obligations arising from any Contract entered into in the ordinary course of business (none of which results from or was caused by a breach of any such Contract); and (v) obligations or liabilities that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(g)            Absence of Certain Changes.

(i)            Since December 31, 2021 through the date of this Agreement, (x) the Company and its Subsidiaries have, except (A) in connection with the Company’s sale process, this Agreement and the transactions contemplated hereby or (B) actions taken in good faith to respond to COVID-19 Measures, conducted their businesses in all material respects in the ordinary course of business, and (y) there has not been any action taken by the Company or event that would have required the consent of Parent pursuant to Sections 6.1(b)(ii), 6.1(b)(v), 6.1(b)(x), 6.1(b)(xii) or 6.1(b)(xviii) (to the extent related to any of the foregoing) had such action or event occurred after the date of this Agreement.

(ii)            Since January 1, 2022, there has not been any change, effect, occurrence, event or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(h)            Litigation. There are no pending or, to the Knowledge of the Company, threatened civil, criminal or administrative actions, suits, claims, charges, complaints, hearings, arbitrations, investigations or proceedings before any Governmental Authority (each, an “Action”) to which the Company or any of its Subsidiaries is a party or any Action by any Governmental Authority against or involving the Company or its Subsidiaries or any of their respective assets or properties, in each case that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or would not reasonably be expected to prevent or materially delay the consummation of the Merger or any of the other transactions contemplated by this Agreement. None of the Company or any Subsidiary is subject to any outstanding judgment, order, writ, injunction, decree or award of any Governmental Authority, except for those that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or would not reasonably be expected to prevent or materially delay the consummation of the Merger or any of the other transactions contemplated by this Agreement.

(i)            Employee Benefits.

(i)            Section 5.1(i)(i) of the Company Disclosure Schedule sets forth an accurate and complete list, as of the date of this Agreement, of all material Benefit Plans. For purposes of this Agreement, “Benefit Plans” means all benefit and compensation plans, contracts, policies, agreements or arrangements that are sponsored, maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries or under or with respect to which the Company or any of its Subsidiaries has any current or contingent liability or obligation and covering current or former employees of the Company or any of its Subsidiaries (the “Employees”), current or former directors of the Company, and current or former consultants of the Company or any of its Subsidiaries who are natural persons (a “service provider”), and including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA, the Company Equity Plan and all other employment, consulting (to the extent related to a natural person), retirement, termination or change in control or transaction agreements, supplemental retirement, profit sharing, deferred compensation, severance, separation pay, stock option, stock purchase, stock appreciation rights, restricted stock unit, stock-based incentive, bonus, commissions, retention, insurance, medical, welfare, fringe or other plans, contracts, policies or arrangements providing for benefits or remuneration of any kind. With respect to each material Benefit Plan listed on Section 5.1(i)(i) of the Company Disclosure Schedule, the Company has provided or made available to Parent, to the extent applicable, true and complete copies of (1) the plan document (or, if such Benefit Plan is not in writing, a written description of the material terms thereof) and all material amendments thereto, (2) any related trust agreements, insurance contracts or other funding arrangements, (3) the most recent audited financial statements and actuarial or other valuation report prepared with respect thereto, if any, (4) the most recent annual reports on Form 5500 required to be filed with the Internal Revenue Service (the “IRS”) with respect thereto, (5) the most recent IRS determination or opinion letter and (6) all non-routine material correspondence with any Governmental Authority within the last three years.

(ii)            Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all Benefit Plans, other than “multiemployer plans” within the meaning of Section 3(37) of ERISA (each, a “Multiemployer Plan”), are, and have been established, maintained, funded, operated and administered, in accordance with their terms and in compliance with ERISA, the Code and other applicable Laws. Each Benefit Plan subject to ERISA that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS or has applied to the IRS for such favorable determination or opinion letter within the applicable remedial amendment period under Section 401(b) of the Code, and, to the Knowledge of the Company, there are no circumstances reasonably expected to adversely affect the qualification of such plan under Section 401(a) of the Code.

(iii)            Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there are no pending or, to the Knowledge of the Company, threatened Actions, audits, investigations, claims (other than routine claims for benefits) or proceedings, including by a Governmental Authority, by, on behalf of, against or relating to any Benefit Plan. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its Subsidiaries has incurred (whether or not assessed), or is reasonably expected to incur or be subject to, any Tax or penalty under Section 4975, 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(iv)            No Benefit Plan is, and neither the Company nor any of its Subsidiaries has participated in or contributed to, or been obligated to contribute to, any Multiemployer Plan or, except as set forth on Section 5.1(i)(iv) of the Company Disclosure Schedule, any plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code, in each case, in the last six (6) years, nor does the Company or any of its Subsidiaries otherwise have any current or contingent liability or obligation under or with respect to such plans. No Benefit Plan is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), a “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code) or a plan or arrangement that provides post-employment health, life or other welfare benefits to any Person other than as required under Section 4980B of the Code or applicable Law for which the recipient pays the full cost of coverage.

(v)            With respect to each Benefit Plan subject to Title IV of ERISA: (i) no reportable event (within the meaning of Section 4043 of ERISA but excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred within the last three (3) years, or is expected to occur whether as a result of the transactions contemplated by this Agreement or otherwise; (ii) the minimum funding standard under Section 430 of the Code has been satisfied and no waiver of any minimum funding standard or extension of any amortization periods has been requested or granted; (iii) except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all contributions required under Section 302 of ERISA and Section 412 of the Code have been timely made; (iv) except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all amounts due to the Pension Benefit Guaranty Corporation (“PBGC”) pursuant to Section 4007 of ERISA have been timely paid; (v) no such plan has been or is considered to be in “at risk” status under Section 430 of the Code or has been required to apply any of the funding-based limitations under Section 436 of the Code; (vi) there has been no event described in Sections 4062(e) or 4069 of ERISA; (vii) no notice of intent to terminate any such plan has been filed and no amendment to treat any such plan as terminated has been adopted and no proceeding has been commenced by the PBGC to terminate any such plan; and (viii) with respect to each such plan for which there has been a significant reduction in the rate of future benefit accrual as referred to in Section 204(h) of ERISA, the requirements of Section 204(h) of ERISA have been complied with.

(vi)            Neither the execution of this Agreement, stockholder or other approval of this Agreement nor the consummation of the Merger or any other transactions contemplated hereby will, whether alone or in combination with another event, be reasonably expected to (A) entitle any Employee or other current or former service provider of the Company or any of its Subsidiaries to severance pay or any other payment or benefit or any increase in severance pay upon any termination of employment after the date of this Agreement, (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other obligation pursuant to any of the Benefit Plans, (C) limit or restrict the right of the Company to amend or terminate any Benefit Plan or (D) result in any payment (whether in cash or property or the vesting of property) that would reasonably be expected to, individually or in combination with any other such payment, constitute an “excess parachute payment” (within the meaning of Section 280G of the Code).

(vii)            Without limiting the generality of the foregoing, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) each Benefit Plan maintained on behalf of current or former directors, officers, managers, employees or other service providers who reside or work primarily outside of the United States (each, a “Foreign Plan”) required by any applicable Law to be registered or approved by a Governmental Authority has been so registered or approved and has been maintained in good standing with the applicable Governmental Authority; and (ii) no unfunded or underfunded liabilities exist with respect to any Foreign Plan. No Foreign Plan is a “defined benefit plan” (as defined in ERISA, whether or not subject to ERISA) or similar plan or arrangement.

(viii)            Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

(ix)            As of the date hereof, there is no contract, agreement, plan or arrangement to which the Company or any of its Subsidiaries is bound to provide a gross-up or otherwise reimburse any Employee or other current or former service provider or other person for excise taxes paid pursuant to Sections 409A or 4999 of the Code.

(j)            Compliance with Laws; Company Permits.

(i)            Compliance with Laws. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (A) since January 1, 2020, the businesses of each of the Company and its Subsidiaries have been, and are being, conducted in compliance with applicable federal, state, local, territorial, provincial, municipal, regional, foreign or supranational laws, acts, statutes, codes, orders, treaties and ordinances, common law, and any rules, rulings, regulations, standards, judgments, orders, writs, injunctions, decrees, awards, arbitration awards and agency requirements of any Governmental Authority (collectively, “Laws”), and (B) the Company has not received any notice or written communication from any Governmental Authority that it is not in compliance with any applicable Law or that it is under investigation by any Governmental Authority for potential non-compliance with any applicable Law, in each case, that has not been cured as of the date of this Agreement.

(ii)            Permits. Other than with respect to Company Permits (defined below) issued pursuant to or required under Environmental Laws, and except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries hold all permits, licenses, certifications, approvals, registrations, identification numbers, consents, authorizations, franchises, variances, exemptions and orders (including all product certifications) issued or granted by any Governmental Authority (the “Company Permits”) necessary for the Company and its Subsidiaries to use, own, and operate their assets and conduct the business of the Company and its Subsidiaries, in each case, in the manner in which such assets are currently owned and operated or the business of the Company and its Subsidiaries is currently conducted. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company Permits are in full force and effect, and, to the Knowledge of the Company, no suspension, revocation or cancellation thereof has been threatened.

(iii)            International Trade. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor any of their respective officers or directors, nor to the Knowledge of the Company, employees, any agent or other third party Representative acting on behalf of the Company or any of its Subsidiaries, is currently, or has in the last five (5) years: (A) been a Sanctioned Person, (B) been engaging in any dealings or transactions with or for the benefit of any Sanctioned Person or in any Sanctioned Country, (C) made or accepted any unlawful payment or given, received, offered, promised, or authorized or agreed to give or receive, any money, advantage or thing of value, directly or indirectly, to or from any employee or official of any Governmental Authority or any other Person in violation of Anti-Corruption Laws, or (D) otherwise been in violation of Sanctions, Ex-Im Laws, or U.S. anti-boycott Laws (collectively, “Trade Controls”) or any Anti-Corruption Laws. To the Knowledge of the Company, none of the items imported by the Company or any of its Subsidiaries are or have been subject to any antidumping or countervailing duty orders imposed by the U.S. Department of Commerce.

(iv)            Anti-Corruption. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its Subsidiaries have received from any Governmental Authority or any Person any notice, inquiry, or internal or external allegation; made any voluntary or involuntary disclosure to a Governmental Authority; or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing in each case, related to Trade Controls or Anti-Corruption Laws. The Company and its Subsidiaries have implemented, maintain in effect, and enforce written policies, procedures and internal controls, including an internal accounting controls system, that are reasonably designed to prevent, deter and detect violations of applicable Trade Controls and Anti-Corruption Laws.

(k)           Material Contracts.

(i)            Except for Contracts (including all amendments and modifications thereto) filed as exhibits to the Company Reports as of the date of this Agreement, any Benefit Plan, or as set forth in Section 5.1(k)(i) of the Company Disclosure Schedule, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any Contract (a Contract described by clauses (A) through (M) of this Section 5.1(k)(i), including Contracts and all amendments and modifications thereto filed or required to be filed as exhibits to the Company Reports, being hereinafter referred to as a “Material Contract”):

(A)            that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(B)            that contains any (x) noncompete or exclusivity provisions to which the Company or any of its Subsidiaries is subject that would, after the Effective Time, materially restrict the ability of Parent or any of its Subsidiaries (other than the Company or any of its Subsidiaries) to compete in any line of business or geographic area, (y) most favored customer pricing or any other similar pricing restrictions in favor of a customer of the Company or any of its Subsidiaries who, in the year ended December 31, 2021, was one of the ten (10) largest sources of revenues for the Company and its Subsidiaries, based on amounts paid or payable (excluding any purchase orders entered into in the ordinary course of business);

(C)            that provides for a material partnership, joint venture, collaboration or similar material arrangement;

(D)            that is (x) an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other agreement providing for or guaranteeing Indebtedness of any Person in excess of $5 million except for any Contract solely among or between the Company and any of its wholly owned Subsidiaries or (y) hedging, derivative, swaps or other similar Contract;

(E)            that relates to the acquisition or disposition of any Person, business, assets or real property (whether by merger, sale of stock, sale of assets or otherwise) and includes a minimum purchase, “earnout” or other contingent, deferred or fixed payment obligation of the Company and its Subsidiaries;

(F)            that is a Real Property Lease for a property with square footage in excess of 100,000 square feet;

(G)            that is a settlement agreement that (x) requires payment by the Company or any of its Subsidiaries after the date hereof in excess of $1 million or (y) imposes non-monetary obligations or restrictions on the Company or any of its Subsidiaries after the date of this Agreement which obligations or restrictions would apply to Parent or its Affiliates (including the Company and its Subsidiaries) following the Closing;

(H)           relating to the pending acquisition or disposition of any Person, business, assets or real property (whether by merger, sale of stock, sale of assets or otherwise) having an aggregate purchase price in excess of $25 million;

(I)             relating to (x) the licensing of Intellectual Property Rights by the Company (whether as licensee or licensor) that is material to the Company and its Subsidiaries, taken as a whole or (y) the development of any material Intellectual Property Rights owned or used by the Company (in each case, excluding (1) non-exclusive licenses for unmodified, commercial off the shelf computer software, (2) non-exclusive licenses entered into in the ordinary course of business, and (3) agreements with employees or independent contractors on the Company’s standard form of agreement);

(J)            with any customer of the Company or any of its Subsidiaries who, in the year ended December 31, 2021 was one of the ten (10) largest sources of revenues for the Company and its Subsidiaries, based on amounts paid or payable (excluding any purchase orders entered into in the ordinary course of business); or

(K)            with any vendor of the Company or any of its Subsidiaries who, in the year ended December 31, 2021, was one of the ten (10) largest sources of payment obligations for the Company and its Subsidiaries, based on amounts paid or payable (excluding any purchase orders entered into in the ordinary course of business).

(ii)           The Company has made available to Parent prior to the date of this Agreement accurate and complete copies of all written Material Contracts required to be identified in Section 5.1(k)(i) of the Company Disclosure Schedule, including all amendments thereto, as in effect as of the date of this Agreement.

(iii)          As of the date of this Agreement, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Material Contract is a valid and binding agreement of the Company or any of its Subsidiaries party thereto, enforceable against the Company or any of its Subsidiaries and, to the Knowledge of the Company, each other party thereto in accordance with its terms, and is in full force and effect, subject in each case to the Bankruptcy and Equity Exception (and subject to the termination or expiration of any such Material Contract after the date of this Agreement in accordance with its terms). Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its Subsidiaries, and, to the Knowledge of the Company, as of the date of this Agreement, no other party thereto, is (or with or without notice or lapse of time would be) in default or breach under the terms of any such Material Contract and no event has occurred (with respect to defaults or breaches by any other party thereto, to the Knowledge of the Company, as of the date of this Agreement) that (with or without notice or lapse of time) will, or would reasonably be expected to, (A) constitute such a violation or breach, (B) give any Person the right to accelerate the maturity or performance of any Material Contract or (C) give any Person the right to cancel, terminate or modify in a manner adverse to the Company any Material Contract.

(l)            Real Property.

(i)            Title to Real Property; Liens.

(A)           Leased Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (1) the Company or its applicable Subsidiary has a valid leasehold interest in all Leased Real Property, free and clear of all Liens, except Permitted Liens; (2) there exists no default or event of default under any of the Real Property Leases (or any event that with notice or lapse of time or both would become a default) on the part of the Company or any of its Subsidiaries (as applicable) or, to the Knowledge of the Company, as of the date of this Agreement, any other party; and (3) the Company or its applicable Subsidiary has not subleased, licensed, or otherwise granted any Person the right to use or occupy any Leased Real Property or any portion thereof;

(B)           Owned Real Property. Set forth on Section 5.1(l)(i)(B) of the Company Disclosure Schedule is an accurate and complete list of all real property owned by the Company or any of its Subsidiaries with square footage in excess of 100,000 square feet as of the date of this Agreement (the “Owned Real Property”). Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

1.	the Company or its applicable Subsidiary has fee simple, insurable title to all the Owned Real Property, free and clear of all Liens, except Permitted Liens;

2.	the Company or its applicable Subsidiary has not leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof; and

3.	other than the right of Parent pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property, any portion thereof or any interest therein.

For purposes of the preceding sentence, “insurable title” means such title as a nationally recognized title insurance company would insure subject to its customary standard exclusions and exceptions and other exceptions that would not materially affect the operations of the Company or its applicable Subsidiary as conducted on the Owned Real Property as of the date hereof, so long as the insured complies with all obligations of the insured with respect to such title insurance commitment and the insured pays all title insurance and endorsement premiums and all other costs, fees and expenses of the title insurance company.

(m)          Takeover Statutes. Assuming the accuracy of the representations and warranties of Parent and Merger Sub made in Section 5.2(f), no “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company’s certificate of incorporation or bylaws is applicable to the Company, Parent, Merger Sub, the Shares, this Agreement, the Merger or any other transactions contemplated by this Agreement. There is no stockholder rights plan or “poison pill” antitakeover plan in effect to which the Company or any of its Subsidiaries is subject, party to or otherwise bound. The Company Board has adopted such resolutions and taken all action so that Parent will not be prohibited from entering into or consummating a “business combination” with the Company as an “interested stockholder” (in each case as such term is used in Section 203 of the DGCL) as a result of the execution of this Agreement or the consummation of the transactions in the manner contemplated hereby.

(n)           Environmental Matters. Each of the Company and its Subsidiaries is, and since January 1, 2020, has been, in compliance with all applicable Environmental Laws, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each of the Company and its Subsidiaries possesses and maintains, and is, and since January 1, 2020, has been, in compliance with all Company Permits required under Environmental Laws, other than as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written claim, notice of violation, citation, directive or other information since January 1, 2020 concerning any actual violation or alleged violation of, or liability under, any Environmental Law except for matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There are no Actions, suits or proceedings pending or, to the Knowledge of the Company, threatened concerning compliance by the Company or any of its Subsidiaries with, or liability of the Company or any of its Subsidiaries under, any Environmental Law except for matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any Subsidiary is subject to any order, decree, injunction or other binding agreement with any Governmental Authority concerning liability or obligations under any Environmental Law that would result in liabilities under applicable Environmental Laws, other than as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has treated, stored disposed of, arranged for or permitted the disposal of, transported, handled, manufactured, distributed, sold, exposed any Person to or released any Hazardous Substances, or owned or operated any property or facility which is or has been contaminated by any Hazardous Substances, in each case as would, to the Knowledge of the Company, result in liabilities under Environmental Laws, other than as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has assumed, undertaken, provided an indemnity with respect to or, to the Knowledge of the Company, otherwise become subject to any liability of any other Person relating to Environmental Laws or Hazardous Substances, other than as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(o)           Taxes. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(i)            The Company and each of its Subsidiaries (A) have duly and timely filed (taking into account any valid extension of time within which to file) all Tax Returns required to be filed by any of them, and all such filed Tax Returns are true, correct and complete, (B) have paid all Taxes that are required to be paid (whether or not shown as due on such Tax Returns) and (C) have complied with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes and related information reporting requirements with respect to amounts owing to or from any employee, creditor, customer or other third party.

(ii)           There are no Tax Liens upon any property or assets of the Company or any of its Subsidiaries except for Permitted Liens.

(iii)          No deficiency for any amount of Taxes has been proposed or asserted in writing or assessed by any Governmental Authority against the Company or any of its Subsidiaries that remains unpaid or unresolved in whole or in part.

(iv)          (A) There are not any pending or threatened in writing audits, suits, claims, examinations, investigations, or other proceedings in respect of Taxes or Tax matters and (B) with respect to any tax years open for audit as of the date hereof, neither the Company nor any of its Subsidiaries has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax, other than any such waiver or extension that is automatic or automatically granted.

(v)           Neither the Company nor any Subsidiary (A) has any liability for the payment of any Tax imposed on any other Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 or any analogous or similar provision of state, local or foreign Tax Law; (B) has transferee or successor liability for Taxes of any other Person (other than the Company or any of its Subsidiaries) by operation of applicable Law; or (C) is a party to any Tax sharing, allocation or indemnification agreement other than any (1) agreement or arrangement solely among the Company and its Subsidiaries, or (2) customary gross-up and indemnification provisions in credit agreements, derivatives, leases, supply agreements or other commercial agreements entered into in the ordinary course of business (or purchase agreements) and not primarily related to Taxes.

(vi)          In the last two years, neither the Company nor any Subsidiary has been either a “distributing corporation” or a “controlled corporation” in a transaction purported or intended to qualify for tax-free treatment under Section 355(a) of the Code (or any similar provision of state, local or foreign Law).

(vii)         Neither the Company nor any Subsidiary has “participated” in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or foreign Law).

(viii)        No written claim has been made within the past three years by a taxing authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may become subject to taxation, or required to file any Tax Return in, that jurisdiction.

(ix)          There are no adjustments under Section 481 of the Code (or any analogous or similar provision of state, local or foreign Tax Law) that are required to be taken into account by the Company or any of its Subsidiaries in any period ending after the Closing Date by reason of a change in method of accounting in any taxable period ending on or before the Closing Date.

(p)           Labor Matters.

(i)            Section 5.1(p) of the Company Disclosure Schedule sets forth an accurate and complete list of each collective bargaining agreement or other Contract with any labor union, labor organization or works council that the Company or any of its Subsidiaries is party or subject to (each, a “Labor Agreement”). To the Knowledge of the Company, since January 1, 2020 through the date of this Agreement, there have been no labor union or works council organizing activities with respect to employees of the Company or any of its Subsidiaries. Since January 1, 2020 through the date of this Agreement, there have been no threatened unfair labor practice charges, material labor grievances, material labor arbitrations, strikes, slowdowns, work stoppages, picketing, handbilling, lockouts or other material labor disputes pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries. With respect to the transactions contemplated by this Agreement, the Company and its Subsidiaries have satisfied in all material respects any notice, consultation or bargaining obligations owed to their employees or their employees’ representatives under applicable Law, Labor Agreement or other Contract.

(ii)           Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries are, and since January 1, 2020, have been, in compliance with all applicable Laws respecting labor, employment, and fair employment practices (including equal employment opportunity Laws), including all Laws respecting terms and conditions of employment, workers’ compensation, occupational safety and health, wages and hours (including the classification of independent contractors and exempt and non-exempt employees), immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), employee harassment, discrimination or retaliation, whistleblowing, disability rights or benefits, equal opportunity, plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws (“WARN Act”)), employee trainings and notices, workers’ compensation, labor relations, employee leave issues, COVID-19, affirmative action, shifts organization, and overtime.

(iii)           Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries have reasonably investigated all sexual harassment, or other discrimination or retaliation allegations relating to any employee of the Company or any of its Subsidiaries at a level of Vice President or above of which the Company has Knowledge and, with respect to each such allegation with potential merit, the Company and its Subsidiaries have taken corrective action that is reasonably calculated to prevent further improper action.

(q)           Intellectual Property. Except as has not been, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(i)            To the Knowledge of the Company, all items of material Registered Intellectual Property are owned by the Company or a Subsidiary thereof, as applicable, free and clear of all Liens other than Permitted Liens, and to the extent issued or registered, all such Registered Intellectual Property is subsisting and, to the Knowledge of the Company, valid and enforceable. To the Knowledge of the Company, the Company and its Subsidiaries have taken commercially reasonable steps to protect and preserve the rights of the Company and its Subsidiaries in its and their confidential information and trade secrets that they reasonably wish to protect and preserve.

(ii)           To the Knowledge of the Company, the Company and its Subsidiaries have not since January 1, 2020 (A) infringed, misappropriated or otherwise violated, and does not currently infringe, misappropriate or otherwise violate, the Intellectual Property Rights of any third party and (B) received any written notices of any infringement or misappropriation with, any Intellectual Property Rights from any third party. No Action is, or since January 1, 2020, has been pending or threatened in writing that challenges the legality, validity, enforceability, use or ownership of any Intellectual Property Rights owned by the Company or any of its Subsidiaries. Since January 1, 2020, to the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated or currently infringes, misappropriates or otherwise violates any Intellectual Property Rights owned by the Company or any of its Subsidiaries.

(iii)          Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries are in compliance with such Company policies and all applicable Laws relating to data privacy and data security. To the Knowledge of the Company, since January 1, 2020, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there has been no unauthorized access to, or any unauthorized use, disclosure, losses or theft of, or security breaches relating to, Protected Information received, or transmitted, by, or in the possession, custody or control of any the Company or its commercial clients.

(r)            Insurance. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all fire and casualty, general liability, business interruption, product liability, sprinkler and water damage, workers’ compensation and employer liability, directors, officers and fiduciaries policies and other liability insurance policies (“Insurance Policies”) maintained by the Company or any of its Subsidiaries are in full force and effect and all premiums due with respect to all Insurance Policies have been paid, and neither the Company nor any Subsidiary has taken any action or failed to take any action that, with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Insurance Policies, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(s)            Fairness Opinion. The Special Committee has received the opinion of its outside financial advisor, Centerview Partners LLC, substantially to the effect that, as of the date of such opinion and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Merger Consideration to be received by the Unaffiliated Stockholders in the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders, and as of the date of this Agreement, the foregoing opinion has not been withdrawn, revoked or modified in any respect.

(t)            Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in a Proxy Statement (as defined herein) or the Schedule 13e-3 (as defined herein) and any amendment or supplement thereto will, at the date of mailing to stockholders and at the time of the Company Stockholders Meeting (as defined herein) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading.

(u)           Brokers and Finders. Except for the Company’s obligations to Centerview Partners LLC, no broker, investment banker, financial advisor or other Person is entitled to any brokerage, finders’, financial advisory or similar fee in connection with the transactions contemplated by this Agreement, including the Merger, based upon arrangements made by or on behalf of the Company or any Subsidiary of the Company.

(v)           Affiliate Transactions. To the Knowledge of the Company, since December 31, 2020, there have been no transactions, or series of related transactions, agreements, arrangements or understandings in effect, nor are there any currently proposed transactions, or series of related transactions, agreements, arrangements or understandings, that would be required to be disclosed under Item 404(a) of Regulation S-K that have not been otherwise disclosed in the Company Reports filed prior to the date hereof, in each case, other than any such transactions, or series of related transactions, agreements, arrangements or understandings with the Affiliated Stockholders or their respective Affiliates.

(w)          Existing Credit Documents. (i) As of the date of this Agreement, no “Default” or “Event of Default” (as such terms are defined in each of the Existing Credit Documents) has occurred and is continuing under any of the Existing Credit Documents; and (ii) as of immediately prior to the Closing, there shall be no “Default” or “Event of Default” (as such terms are defined in each of the Existing Credit Documents) that has occurred and is continuing under any of the Existing Credit Documents.

(x)            No Other Representations or Warranties. Except for the representations and warranties contained in Section 5.2 or in any closing certificate delivered pursuant to Section 7.3(c) and the representations of the Guarantor under the Guarantee and the representations of CD&R Funds under the Support Agreement, the Company agrees and acknowledges that neither Parent nor any Person on behalf of Parent makes any other express or implied representation or warranty with respect to Parent or any of its Subsidiaries or with respect to any other information provided or made available to the Company in connection with this Agreement or the Merger, including information conveyed at management presentations, in virtual data rooms or in due diligence sessions and, without limiting the foregoing, including any estimates, projections, predictions or other forward-looking information, and Parent shall not have any liability to the Company resulting from the Company’s reliance on any such information.

5.2.          Representations and Warranties of Parent and Merger Sub. Except as set forth in the disclosure schedule delivered to the Company by Parent immediately prior to the execution of this Agreement (the “Parent Disclosure Schedule”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection to the extent (and only to the extent) that the relevance of such item is reasonably apparent on the face of such disclosure), Parent and Merger Sub each hereby represent and warrant to the Company that:

(a)           Organization, Good Standing and Qualification. (i) Parent is a limited liability company duly incorporated and in good standing under the Laws of the State of Delaware, (ii) Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, (iii) each of Parent and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (iv) each of Parent and Merger Sub is qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business require such qualification, in the case of each of clauses (iii) and (iv), except as does not and would not reasonably be expected, individually or in the aggregate, to prevent, materially delay or materially impair the ability of Parent or Merger Sub, as applicable, to consummate the Merger or any other transactions contemplated by this Agreement by the Outside Date.

(b)           Corporate Authority. No vote of holders of capital stock of Parent is necessary to approve this Agreement or the Merger or any other transactions contemplated by this Agreement. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and any other transactions contemplated by this Agreement, subject only to the adoption of this Agreement by the sole stockholder of Merger Sub, which such approval shall occur immediately following the execution of this Agreement. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c)           Governmental Filings; No Violations.

(i)            The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement require no authorization or other action by or in respect of, or filing with, any Governmental Authority other than (A) the filing of the Delaware Certificate of Merger with the Secretary of State of the State of Delaware, (B) compliance with any applicable requirements of the HSR Act, (C) compliance with any applicable requirements of any other Antitrust Laws set forth on Section 5.1(d)(i) of the Company Disclosure Schedule, (D) compliance with any applicable requirements of the Exchange Act, the Securities Act and any other applicable U.S. state or federal securities, takeover or “blue sky” Laws, (E) compliance with any applicable stock exchange rules, and (F) where the failure to take such actions or obtain such authorization would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger and any other transactions contemplated by this Agreement.

(ii)            The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated in this Agreement do not and will not (A) assuming compliance with the matters referred to in Section 5.2(c)(i), conflict with or result in any violation or breach of any provision of the organizational documents of Parent, Merger Sub or any of their respective Subsidiaries, (B) assuming compliance with the matters referred to in Section 5.2(c)(i), conflict with or result in a violation or breach of any applicable Law, (C) assuming compliance with the matters referred to in Section 5.2(c)(i), require any consent by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, acceleration of any right or obligation or the loss of any benefit to which the Parent, Merger Sub or any of their respective Subsidiaries are entitled, under any Contract binding upon Parent, Merger Sub or any of their respective Subsidiaries, or to which any of their respective properties, rights or other assets are subject, or any Company Permit necessary to conduct the business of Parent, Merger Sub or any of their Subsidiaries as currently conducted, or (D) result in the creation of a Lien (other than Permitted Liens) on any of the properties or assets (including intangible assets) of Parent, Merger Sub or any of their Subsidiaries, except in the case of clauses (B), (C) and (D) above, any such violation, breach or conflict that would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger and any other transactions contemplated by this Agreement.

(d)           Litigation. As of the date of this Agreement, there are no pending or, to the Knowledge of Parent, threatened Actions against Parent or Merger Sub that seek to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement, except as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent and Merger Sub to consummate the Merger and any other transactions contemplated by this Agreement.

(e)           Guarantee and Support Agreement. Concurrently with the execution of this Agreement, the Guarantor has delivered to the Company a true, complete and correct copy of its duly executed Guarantee and the Sponsor and the CD&R Funds have delivered to the Company a true, complete and correct copy of their duly executed Support Agreement. The Guarantee and the Support Agreement are in full force and effect, have not been amended or modified and constitute a legal, valid and binding obligation of the Guarantor, the Sponsor and the CD&R Funds, respectively, enforceable against them in accordance with their terms, subject to the Bankruptcy and Equity Exception. No event has occurred that, with notice or lapse of time or both, would, or would reasonably be expected to, constitute a default on the part of the Guarantor, the Sponsor or the CD&R Funds pursuant to the Guarantee or the Support Agreement, as applicable.

(f)            Financing.

(i)            Equity Commitment Letter. Parent has delivered to the Company a true, correct and complete copy of a fully executed equity commitment letter of even date herewith (together with all exhibits, annexes, schedules and term sheets attached thereto and as amended, modified, supplemented, replaced or extended from time to time after the date hereof, the “Equity Commitment Letter”) from the Guarantor pursuant to which the Guarantor has agreed to make an equity investment in Parent, subject to the terms and conditions therein, in cash in the aggregate amount set forth therein (the “Equity Financing”). The Equity Commitment Letter provides that the Company is an express third-party beneficiary of, and is entitled to specific performance of the Guarantor’s obligation to fund the Equity Financing in accordance with and subject to the terms of the Equity Commitment Letter and, subject in all respects to Section 9.5(c) and the last sentence of Section 9.3, none of Parent, Merger Sub or the Guarantor will oppose the granting of an injunction, specific performance or other equitable relief on the basis that there is adequate remedy at law in connection with the exercise of such third-party beneficiary rights.

(ii)            Debt Commitment Letters. Parent has delivered to the Company true, correct and complete copies of (i) fully executed debt commitment letters of even date herewith (together with all exhibits, annexes, schedules and term sheets attached thereto and with the Redacted Fee Letters, in each case as amended, modified, supplemented, replaced or extended from time to time after the date hereof, collectively, the “Debt Commitment Letters” and, together with the Equity Commitment Letter, the “Financing Letters”) from the financial institutions party thereto (the “Committed Lenders” ), pursuant to which such financial institutions have agreed, subject to the terms and conditions thereof, to provide debt financing in the amounts set forth therein (being collectively referred to as the “Debt Financing” and, together with the Equity Financing, collectively referred to as the “Financing”) and (ii) the Redacted Fee Letters.

(iii)          Validity. As of the date hereof, the Financing Letters are in full force and effect and constitute the valid, binding and enforceable obligation of Topco, Parent, Merger Sub and the Guarantor, as applicable, and, to the Knowledge of Parent, the other parties thereto, enforceable in accordance with their terms (subject to the Bankruptcy and Equity Exception). As of the date hereof, there are no conditions precedent or other contingencies related to the funding of the full amount of the Financing contemplated by the Financing Letters, other than the conditions precedent set forth in the Financing Letters (such conditions precedent, the “Financing Conditions”). As of the date hereof and assuming the satisfaction of the conditions set forth in Section 7.1 and Section 7.2, Parent has no reason to believe that (i) any of the Financing Conditions will not be satisfied on or prior to the Closing Date or (ii) the Financing contemplated by the Financing Letters will not be available to Parent on the Closing Date. As of the date hereof, Topco, Parent, Merger Sub and the Guarantor, as applicable, are not in default or breach under the terms and conditions of the Financing Letters and no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach or a failure to satisfy a Financing Condition, in each case on the part of Topco, Parent, Merger Sub or the Guarantor, as applicable. Parent, or an Affiliate thereof on its behalf, has fully paid any and all commitment or other fees and amounts required by the Financing Letters to be paid on or prior to the date hereof and will pay in full as and when due any such amounts due on or before the Closing Date.

(iv)          No Amendments. As of the date hereof, (A) the Financing Letters have not been amended or modified in any manner, and (B) the respective commitments contained therein have not been terminated, reduced, withdrawn or rescinded in any respect by Topco, Parent, Merger Sub or the Guarantor, as applicable, or, to the Knowledge of Parent, any other party thereto, and no such termination, reduction, withdrawal or rescission is contemplated by Topco, Parent, Merger Sub or the Guarantor, as applicable, or, to the Knowledge of Parent, any other party thereto.

(v)           No Other Arrangements. As of the date hereof, there are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to the Financing Letters or the Financing to which Parent or any of its Affiliates is a party that would reasonably be expected to adversely affect the conditionality, availability or amount of the Financing contemplated by the Financing Letters.

(vi)          Sufficiency of Financing. The Financing, when funded in accordance with the Financing Letters and after giving effect to any “flex” provisions in or related to the Debt Commitment Letters (including with respect to fees and original issue discount), will provide Parent and Merger Sub with available funds sufficient for the satisfaction of Parent’s and Merger Sub’s payment obligations under this Agreement and the Financing Letters on the Closing Date, including for the payment of the Merger Consideration and any fees and expenses of or payable by Topco, Parent, Merger Sub or Guarantor (such amounts, collectively, the “Required Amounts”). For the avoidance of doubt, no amount of consideration that is contemplated to be or actually is paid by Parent to CD&R Fund VIII in connection with the Fund VIII Sale shall be considered “Required Amounts” for any purpose.

(vii)         No Conditionality. Notwithstanding anything in this Agreement to the contrary, but without expanding or amending the limitations on remedies in Sections 8.2, 9.5(b) and 9.5(c), in no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by or to Parent or any Affiliate thereof be a condition to any of the obligations of Parent or Merger Sub under this Agreement.

(g)           Ownership of Merger Sub; No Prior Activities. The authorized capital stock of Merger Sub consists solely of 100 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent, and there are (i) no other shares of capital stock or voting securities of Merger Sub, (ii) no securities of Merger Sub convertible into or exchangeable for shares of capital stock or voting securities of Merger Sub and (iii) no options or other rights to acquire from Merger Sub, and no obligations of Merger Sub to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Merger Sub. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, business activities, assets, liabilities or obligations of any nature other than those incident to its formation or pursuant to this Agreement and the Merger and any other transactions contemplated by this Agreement.

(h)           Solvency. Parent is not entering into this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of itself or any of its Affiliates. Immediately after giving effect to the consummation of the transactions contemplated by this Agreement (including the Financing), and assuming the accuracy of the representations and warranties set forth in Section 5.1 in a manner that would satisfy the condition set forth in Section 7.2(a), Parent and each of its Subsidiaries will be Solvent.

(i)            Brokers and Finders. Except for any Person whose fees and expenses will be paid by Parent, neither Parent nor Merger Sub has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees for which the Company would be responsible in connection with the Merger or any other transactions contemplated by this Agreement.

(j)            Information Supplied. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in a Proxy Statement or the Schedule 13e-3 and any amendment or supplement thereto will, at the date of mailing to stockholders and at the time of the Company Stockholders Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading.

(k)           Ownership of Shares. As of the date hereof, the CD&R Funds collectively own 61,930,692 Shares and the Sponsor owns 212,723 Shares and there are no Shares beneficially owned, directly or indirectly, by any other Affiliated Stockholder. As of the Closing Date, the CD&R Funds collectively will own no fewer than 61,930,692 Shares and the Sponsor will own no fewer than 212,723 Shares.

(l)            Guarantor. Guarantor is not a resident for Tax purposes in any jurisdiction outside of the Cayman Islands, the United States, any State thereof and the District of Columbia.

(m)          No Other Representations or Warranties. Except for the representations and warranties contained in Section 5.1 or in any closing certificate delivered pursuant to Section 7.2(c), Parent and Merger Sub agree and acknowledge that neither the Company nor any Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided or made available to Parent or Merger Sub in connection with this Agreement or the Merger, including information conveyed at management presentations, in virtual data rooms or in due diligence sessions and, without limiting the foregoing, including any estimates, projections, predictions or other forward-looking information, and the Company shall not have any liability to Parent or Merger Sub resulting from Parent’s or Merger Sub’s reliance on any such information. Each of Parent and Merger Sub specifically disclaims that it is relying on or has relied on any representations or warranties, other than those representations and warranties contained in Section 5.1, that may have been made by any Person, and acknowledges and agrees that the Company and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

Article VI

Covenants

6.1.          Interim Operations.

(a)           Except (i) as expressly contemplated, required or permitted by this Agreement, (ii) as required by applicable Law, (iii) as approved in writing by Parent (such approval not to be unreasonably withheld, delayed or conditioned), (iv) as set forth on Section 6.1 of the Company Disclosure Schedule, or (v) for any necessary or advisable actions taken in good faith to respond to the actual or reasonably anticipated effects of COVID-19 or to comply with COVID-19 Measures (provided, that, with respect to actions taken or omitted to be taken in reliance on this clause (v), to the extent permitted under applicable Law and practicable under the circumstances, the Company shall provide prior notice to and consult in good faith with Parent prior to taking such action), from the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will, and will cause its Subsidiaries to, use its and their commercially reasonable efforts to (A) conduct their businesses in the ordinary course of business and (B) preserve intact their business organizations and relationships with customers, suppliers, distributors and other Persons with which it has material business dealings; provided that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 6.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such provision of Section 6.1(b).

(b)           Except (u) as expressly contemplated, required or permitted by this Agreement, (v) as required by applicable Law, (w) as approved in writing by Parent (such approval not to be unreasonably withheld, delayed or conditioned), (x) as set forth on Section 6.1 of the Company Disclosure Schedule, or (y) for any necessary or advisable actions taken in good faith to respond to the actual or reasonably anticipated effects of COVID-19 or to comply with COVID-19 Measures (provided, that, with respect to actions taken or omitted to be taken in reliance on this clause (y), to the extent permitted under applicable Law and practicable under the circumstances, the Company shall provide prior notice to and consult in good faith with Parent prior to taking such action), from the date of this Agreement until earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will not, and will cause its Subsidiaries not to:

(i)            (x) adopt any change in the certificate of incorporation or bylaws of the Company or (y) adopt any change in the comparable organizational document of any of the Company’s Subsidiaries;

(ii)            merge or consolidate the Company or any of its Subsidiaries with any other Person, or restructure, reorganize, recapitalize or completely or partially liquidate or dissolve or otherwise enter into any agreement or arrangement imposing restrictions on the assets, operations or business of the Company or any of its Subsidiaries;

(iii)          issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of the Company or any of its Subsidiaries, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants, restricted shares, restricted share units, performance share units, stock appreciation rights, phantom stock or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, in each case, other than (A) any such transaction among the Company and its Subsidiaries or among the Company’s wholly owned Subsidiaries, (B) any issuance of Shares pursuant to exercise or settlement of Company Equity Awards outstanding as of the date of this Agreement in accordance with their terms, or (C) incurrence of any Permitted Liens;

(iv)          make any loans, advances or capital contributions to or investments in any Person (other than (A) to the Company or any of its wholly owned Subsidiaries and (B) operating leases and extensions of credit terms to customers in each case in the ordinary course of business consistent with past practice);

(v)          declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise with respect to any of its capital stock, except for dividends or other distributions paid by any wholly owned Subsidiary of the Company to the Company or to any other wholly owned Subsidiary of the Company;

(vi)          reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock (except for (A) any such transaction by a wholly owned Subsidiary of the Company, (B) acquisitions of Shares in satisfaction of withholding obligations in respect of Company Equity Awards to the extent required by such Company Equity Awards, or (C) payment of the exercise price in respect of Company Options, in the case of clauses (B) and (C), outstanding as of the date of this Agreement pursuant to its terms or granted thereafter not in violation of this Agreement);

(vii)         create, incur, assume or guarantee any Indebtedness for borrowed money or issue any debt securities or guarantees of the same or any other Indebtedness, except for (A) borrowings in the ordinary course of business under the Company’s existing revolving credit facilities (including under both the Cash Flow Credit Agreement and ABL Credit Agreement); provided that any such incurrence does not and is not reasonably expected to cause the Payment Condition (as defined in the ABL Credit Agreement) to fail to be satisfied on, or as of, the Closing Date, (B) guarantees or credit support provided by the Company or any of its Subsidiaries of the obligations of the Company or any of its Subsidiaries in the ordinary course of business to the extent such Indebtedness is in existence on the date of this Agreement or incurred in compliance with clause (A) of this Section 6.1(b)(vii), and (C) any Indebtedness solely among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries;

(viii)        other than in accordance with the Company’s capital expenditure budget made available to Parent, incur or commit to any capital expenditure or expenditures, except capital expenditures of less than $5 million individually or $10 million in the aggregate or capital expenditures as required on an emergency basis or for the safety of individuals or the environment;

(ix)           other than in the ordinary course of business consistent with past practice, (A) enter into any Contract that would have been a Material Contract had it been entered into prior to the date of this Agreement; provided, that no Contract of the type described in Section 5.1(k)(i)(B)(x) or (C) shall be entered into without the prior written consent of Parent, or (B) amend, modify or waive in any material respect or terminate any Material Contract in a manner adverse to the Company (other than expirations of any such Contract in accordance with its terms);

(x)            make any material changes with respect to financial accounting policies or procedures, except as required by Law, proposed Law or by U.S. GAAP or official interpretations with respect thereto or by any Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization);

(xi)           settle any Action for an amount in excess of $1 million individually or $5 million in the aggregate other than (A) any settlement or compromise where the amount paid or to be paid by the Company or any of its Subsidiaries is fully covered by insurance coverage or retention amounts maintained by the Company or any of its Subsidiaries and (B) settlements or compromises of any Action for an amount not materially in excess of the amount, if any, reflected or specifically reserved in the balance sheet (or the notes thereto) of the Company included in the Company Reports (with materiality measured relative to the amount so reflected or reserved, if any); provided that, in the case of each of the foregoing clauses (A) and (B), the settlement or compromise of such Action does not (x) impose any non-de minimis restriction on the business or operations of the Company or any of its Subsidiaries (or Parent or any of its Subsidiaries after the Closing) and (y) include any non-de minimis non-monetary or injunctive relief, or the admission of wrongdoing, by the Company or any of its Subsidiaries or any of their respective officers or directors;

(xii)         sell, lease, license, encumber (other than Permitted Liens), abandon, permit to lapse, or otherwise dispose of any material assets or property (including any material Intellectual Property Rights) except (A) pursuant to existing contracts or commitments (or refinancings thereof), (B) as may be required by a Governmental Authority to permit or facilitate the consummation of the Merger or any of the other transactions contemplated in this Agreement solely to the extent required pursuant to Section 6.5, (C) transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, or (D) in the ordinary course of business and in no event in an amount exceeding $1 million individually or $5 million in the aggregate;

(xiii)        except for such actions required by the terms of Benefit Plans as in effect on the date hereof: (A) increase the compensation or other benefits payable or provided to the Company’s Employees or other service providers; (B) increase or accelerate or commit to accelerate the funding, payment or vesting of compensation or benefits provided under any Benefit Plan, (C) grant or announce any cash- or equity or equity-based incentive awards, bonus, change of control, severance or retention award to any Employee or other service provider of the Company or its subsidiaries; (D) establish, adopt, enter into terminate or amend any Labor Agreement or material Benefit Plan (or any plan, program, agreement or arrangement that would be a Benefit Plan if in effect on the date hereof); (E) recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative of any employees of the Company or its Subsidiaries or (F) hire or terminate the employment of any employee of the Company whose annualized base compensation exceed $300,000;

(xiv)            acquire any business, assets or capital stock of any Person or division thereof, whether in whole or in part (and whether by purchase of stock, purchase of assets, merger, consolidation or otherwise), other than the acquisition of assets from vendors or suppliers of the Company or any of its Subsidiaries in the ordinary course of business;

(xv)             cancel, modify, amend or waive or terminate any of the Existing Credit Documents, except for modifications or amendments to any of the Existing Credit Documents that would not (A) impair the ability of Parent to obtain the Debt Financing or any high-yield bonds being issued in lieu of all or a portion of the Debt Financing on the Closing Date, (B) reduce the ability of the Company and its Subsidiaries to incur secured debt for borrowed money in the form of the Debt Financing or any high-yield bonds being issued in lieu of all or a portion of the Debt Financing on the Closing Date in any material respect, (C) reduce the ability of the Company and its Subsidiaries to make Restricted Payments (as defined in the applicable Existing Credit Document) on the Closing Date in any material respect, (D) impair the ability of the Merger to be consummated in compliance with any “merger” or “fundamental changes” covenant in the Existing Credit Documents or (E) amend or modify the stated final maturity date of any indebtedness for borrowed money thereunder to be sooner than such maturity date as in effect as of the date hereof, amend or modify the interest rate or undrawn commitment fees payable by the Company or its Subsidiaries under any such agreement in a manner materially adverse to the Company and its Subsidiaries or amend or modify any such agreement to reduce the amount of the total lending commitments thereunder;

(xvi)            implement or announce any permanent plant closings or permanent facility shutdown that would implicate the WARN Act;

(xvii)           other than in the ordinary course of business or consistent with past practice (A) change or revoke any material Tax election; (B) change any annual Tax accounting period or material method of Tax accounting, (C) file any material amended Tax Return, (D) settle or compromise any material claim related to Taxes for an amount materially in excess of amounts reserved, (E) enter into any material closing agreement or (F) surrender any right to claim a material Tax refund, offset or other reduction in liability for an amount materially in excess of amounts reserved (it being agreed and understood that, notwithstanding any other provision, neither Section 6.1(b)(xi) nor Section 6.1(b)(xviii) (insofar as it relates to Section 6.1(b)(xi)) shall apply to Tax compliance matters); or

(xviii)          agree, authorize or commit to do any of the foregoing.

(c)            Nothing contained in this Agreement is intended to give Parent or Merger Sub or any of their Affiliates, directly or indirectly, the right to control or direct the operations of the Company and its Subsidiaries prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

(d)           Subject to the terms of this Agreement, including Section 6.5 and Section 6.13, from the date of this Agreement until the Effective Time, none of Parent, Merger Sub or their respective Subsidiaries shall (i) knowingly take any action that would prevent, materially delay or materially impede the consummation of the Equity Financing or the Debt Financing; (ii) acquire or agree to acquire by merging or consolidating with, or by purchasing a material portion of the assets of or equity in, any Person (a “Specified Acquisition”), if the entering into of a definitive agreement relating to or the consummation of such a Specified Acquisition, as applicable, would reasonably be expected to (A) prevent, materially delay or materially impair the obtaining of, or adversely affect in any material respect the ability of Parent or its Affiliates to procure, any authorizations, consents, orders, declarations or approvals of any Governmental Authority or the expiration or termination of any applicable waiting period necessary to consummate the transactions contemplated by this Agreement, including the Merger, or (B) materially increase the risk of any Governmental Authority entering an order, ruling, judgment or injunction prohibiting the consummation of the transactions contemplated by this Agreement, including the Merger; or (iii) take any action that would reasonably be expected to prevent, materially impair or materially delay the consummation of the Merger or the satisfaction of any of the closing conditions thereto.

6.2.           Acquisition Proposals; Change of Recommendation.

(a)            No Solicitation or Negotiation. Subject to the terms of this Section 6.2, the Company agrees that from the date hereof until the earlier of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will, and will cause its Subsidiaries and its and their respective employees, officers and directors to, and will instruct and use its reasonable best efforts to cause each of its and their respective other Representatives to, (x) cease and cause to be terminated any discussions or negotiations with any Person or Group that would be prohibited by this Section 6.2(a) and cease providing any further information with respect to the Company or any Acquisition Proposal to any such Person or Group or its or their Representatives; (y) terminate all access granted to any such Person or Group and its or their Representatives to any physical or electronic data room (or any other diligence access); and (z) promptly following the execution of this Agreement (and in any event within two (2) Business Days hereof) request in writing the prompt return or destruction of all non-public information concerning the Company and its Subsidiaries theretofore furnished to any such Person with whom a confidentiality agreement with respect to an Acquisition Proposal was entered into at any time within the five-month period immediately preceding the date hereof). From and after the execution of this Agreement until the earlier of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company agrees that, except as expressly permitted by this Section 6.2, neither it nor any of its Subsidiaries nor any of the employees (including any officers) and directors of it or its Subsidiaries shall, and that it shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ investment bankers, attorneys, accountants and other advisors or Representatives not to, directly or indirectly:

(i)                initiate, solicit, propose or knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal;

(ii)               engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any nonpublic information or data to any Person or Group relating to, any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (other than to state that the terms of this Section 6.2 prohibit such discussions);

(iii)              furnish to any Person (other than Parent or any of its Affiliates) any non-public information relating to the Company or any of its Subsidiaries or afford to any such Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company and its Subsidiaries, in any such case with the intent to induce, or that could reasonably be expected to result in, the making, submission or announcement of, an Acquisition Proposal;

(iv)              approve, endorse or recommend any proposal that constitutes or would reasonably be expected to lead to, an Acquisition Proposal; or

(v)               resolve or agree to do any of the foregoing.

(b)            Notwithstanding anything in Section 6.2(a) to the contrary, but subject to compliance with this Section 6.2(b), prior to the receipt of the Requisite Company Stockholder Approvals, in response to an unsolicited bona fide written Acquisition Proposal received after the date of this Agreement that did not result from a breach of this Section 6.2, the Company may, or may authorize its Representatives to, (A) provide information in response to a request therefor by a Person or Group who has made an unsolicited bona fide written Acquisition Proposal if the Company receives from such Person or Group so requesting such information an Acceptable Confidentiality Agreement; provided that such Acceptable Confidentiality Agreement need not prohibit the making, or amendment, of an Acquisition Proposal; and provided, further, that the Company shall substantially concurrently disclose (and, if applicable, provide copies of) any such information to Parent to the extent not previously disclosed or provided; and (B) engage or participate in any discussions or negotiations with any Person or Group who has made such an unsolicited bona fide written Acquisition Proposal, if and only to the extent that, in each such case referred to in clause (A) or (B) above, the Company Board (acting on the recommendation of the Special Committee) or the Special Committee determines in good faith based on the information then available and after consultation with its financial advisor and outside legal counsel that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal. Anything in this Agreement to the contrary notwithstanding, the Company, directly or indirectly through one or more of its Representatives, may, prior to the receipt of the Requisite Company Stockholder Approvals, seek clarification from (but not engage in negotiations with or provide non-public information to) any Person or Group that has made an Acquisition Proposal solely to clarify and understand any ambiguous terms and conditions of such proposal that are necessary to provide adequate information for the Company Board or the Special Committee to make an informed determination under this Section 6.2.

(c)            No Change in Recommendation or Alternative Acquisition Agreement. Except as permitted by Section 6.2(d), the Company Board, including the Special Committee, shall not:

(i)                withhold, withdraw, qualify or modify (in a manner adverse to Parent) (or publicly propose or resolve to withhold, withdraw, qualify or modify (in a manner adverse to Parent)) the Company Recommendation (it being understood that it shall be considered a modification adverse to Parent that is material if (A) any Acquisition Proposal structured as a tender or exchange offer is commenced and the Company Board, including the Special Committee, fails to publicly recommend against acceptance of such tender or exchange offer by the holders of Shares within ten Business Days of commencement thereof pursuant to Rule 14d-2 of the Exchange Act or (B) any Acquisition Proposal is publicly announced and the Company Board or the Special Committee fails to issue a public press release within ten Business Days of such public announcement reaffirming the Company Recommendation or stating that the Company Recommendation has not been changed);

(ii)               authorize, adopt, approve, endorse, recommend or publicly declare advisable (or publicly propose to authorize, adopt, approve, endorse, recommend or otherwise declare advisable), any Acquisition Proposal;

(iii)              fail to include the Company Recommendation in the Proxy Statement; and

(iv)             except as expressly permitted by, and after compliance with, this Section 6.2, approve or recommend, or declare advisable or propose to enter into, or cause or permit the Company to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, joint venture agreement, share exchange agreement or other similar definitive agreement with respect to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement in accordance with Section 6.2(a) relating to any Acquisition Proposal) (an “Alternative Acquisition Agreement,” and any of the actions set forth in the foregoing clauses (i) through (iv), a “Change of Recommendation”).

(d)            Superior Proposal Termination; Changes of Recommendation.

(i)                Anything in this Agreement to the contrary notwithstanding, prior to the receipt of the Requisite Company Stockholder Approvals, in response to an unsolicited bona fide written Acquisition Proposal that did not arise from a breach of the obligations set forth in this Section 6.2, either the Company Board (acting on the recommendation of the Special Committee) or the Special Committee may effect a Change of Recommendation or cause the Company to terminate this Agreement pursuant to Section 8.1(h), if prior to taking either such action (A) the Company Board (acting on the recommendation of the Special Committee), or the Special Committee, as applicable, determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal is a Superior Proposal and (B) the Company shall have given four Business Days’ prior notice to Parent that the Company has received such proposal, specifying the material terms and conditions of such proposal (including the identity of the Person or Group making such proposal) and copies of the most recent versions of all relevant documents relating to such proposal, and that the Company intends to take such action, and during such four Business Day period, the Company shall (and shall cause its officers, employees, financial advisors, outside legal counsel and other Representatives to) be reasonably willing and available to participate in good faith negotiations with Parent and its Representatives should Parent propose to make adjustments or revisions to the terms and conditions of this Agreement, the Financing Letters and/or the Guarantee; and at the end of the four Business Day period, prior to taking action to effect a Change of Recommendation or terminate this Agreement pursuant to Section 8.1(h) the Company Board (acting on the recommendation of the Special Committee) or the Special Committee determines (taking into account any adjustment to the terms and conditions of this Agreement, the Financing Letters, the Support Agreement and/or the Guarantee committed to by Parent in writing in response to such Acquisition Proposal, if any, and any other information offered by Parent) in good faith, after consultation with its financial advisors and outside legal counsel, that the Acquisition Proposal remains a Superior Proposal; provided that in the event of any change to the financial terms of, or any other material amendment or material modification to, any Superior Proposal, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.2(d)(i) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.2(d)(i) shall be reduced to three Business Days; and

(ii)               Anything in this Agreement to the contrary notwithstanding, prior to the receipt of the Requisite Company Stockholder Approvals, in response to an Intervening Event (as defined below) that occurs or arises after the date of this Agreement, the Company Board or Special Committee may effect a Change of Recommendation if prior to taking such action (A) the Company Board (acting on the recommendation of the Special Committee) or the Special Committee determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary obligations to the Company’s stockholders under applicable Law, (B) the Company shall have given four Business Days’ prior notice to Parent that the Company has determined that an Intervening Event has occurred or arisen (which notice will describe such Intervening Event in detail) and that the Company intends to effect a Change of Recommendation, and after giving such notice and prior to effecting such Change of Recommendation, the Company negotiates (and causes its officers, employees, financial advisors, outside legal counsel and other Representatives to negotiate) in good faith with Parent and its Representatives (to the extent Parent wishes to negotiate) to make such adjustments or revisions to the terms and conditions of this Agreement, the Financing Letters and/or the Guarantee in response thereto; and at the end of the four Business Day period, prior to taking action to effect a Change of Recommendation, the Company Board (acting on the recommendation of the Special Committee) or Special Committee takes into account any adjustments or revisions to the terms and conditions of this Agreement, the Financing Letters, the Support Agreement and/or the Guarantee proposed by Parent in writing and any other information offered by Parent in response to such notice, and determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to effect a Change of Recommendation in response to such Intervening Event would be reasonably likely to be inconsistent with the fiduciary obligations owed to the Company’s stockholders under applicable Law; provided that in the event of any material changes regarding any Intervening Event, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.2(d)(ii) with respect to such new written notice, except that the advance written notice obligation set forth in Section 6.2(d)(ii) shall be reduced to three Business Days. “Intervening Event” means any material change, effect, event, occurrence or development that was not known or reasonably foreseeable by the Special Committee as of the date of this Agreement (or, if known or reasonably foreseeable, only the portion of such change, effect, event, occurrence or development of which the magnitude or material consequences were not known or reasonably foreseeable by the Special Committee as of the date of this Agreement); provided, however, that in no event shall (i) the receipt, existence or terms of an actual or possible Acquisition Proposal or any matter relating thereto or the consequences thereof, (ii) any change, in and of itself, in the price or trading volume of the Shares (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been an Intervening Event, to the extent otherwise permitted by this definition) or (iii) the fact, in and of itself, that the Company exceeds (or fails to meet) internal or published projections or guidance or any matter relating thereto or of consequence thereof (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been an Intervening Event, to the extent otherwise permitted by this definition), constitute or be deemed to contribute to an Intervening Event.

(e)            Certain Permitted Disclosure. Anything in this Agreement to the contrary notwithstanding, the Company, the Company Board or the Special Committee, may, to the extent applicable, disclose to the Company’s stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or make any “stop, look and listen” communication to the Company’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act, or any similar statement in response to any publicly disclosed Acquisition Proposal as required by applicable Law; provided, however, that nothing in this paragraph (e) shall be construed to permit the Company to effect any Change of Recommendation other than in accordance with Section 6.2(d).

(f)            Notice. The Company agrees that it will promptly (and, in any event, within twenty-four (24) hours) notify Parent in writing if any inquires, proposals, indications of interest or offers with respect to an Acquisition Proposal are received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, it or any of its Representatives indicating, in connection with such notice, the material terms and conditions of any inquiry, proposal (including, for the avoidance of doubt, the form and amount of consideration and proposed financing arrangements), or offer (including the identity of the Person or Group making such inquiry, proposal, indication of interest or offer and, if applicable, copies of any written request, proposal, inquiry, indication of interest or offer, including proposed agreements, commitment letters and any other written communications, but excluding, for the avoidance of doubt, drafts of agreements to the extent they do not constitute or form a part of the Acquisition Proposal or request) and thereafter shall keep Parent informed, on a prompt basis (and, in any event, within twenty-four (24) hours), of the status and terms of any such proposal, inquiry, indication of interest or offer (including any amendments thereto and any new, amended or revised written materials relating thereto provided to the Company or its Representatives) and the status of any such discussions or negotiations.

6.3.            Proxy Statement Filing; Schedule 13e-3; Information Supplied.

(a)            The Company shall prepare and file with the SEC, as promptly as reasonably practicable after the date of this Agreement (but in no event later than the 40th day following the date hereof), a proxy statement in preliminary form relating to the Company Stockholders Meeting (such proxy statement, including any amendment or supplement thereto, the “Proxy Statement”).

(b)            The Company and Parent shall cooperate to, concurrently with the preparation and filing of the Proxy Statement, jointly prepare and file with the SEC a Rule 13e-3 Transaction Statement on Schedule 13e-3 (such transaction statement, including any amendment or supplement thereto, the “Schedule 13e-3”) relating to the transactions contemplated by this Agreement.

(c)            The Company shall promptly notify Parent, and Parent shall promptly notify the Company, as applicable, of the receipt of all comments from the SEC with respect to the Proxy Statement or Schedule 13e-3 and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to the other Party copies of all correspondence between such Party and/or any of its Representatives and the SEC with respect to the Proxy Statement or Schedule the Schedule 13e-3, as applicable. Each of the Company and Parent shall provide Parent and the Company, as applicable, and their respective outside legal counsel and other Representatives a reasonable opportunity to participate in any discussions or meetings with the SEC (or portions of any such discussions or meetings that relate to the Schedule 13e-3). The Company and Parent shall use their respective reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on the Proxy Statement and the Schedule 13e-3 from the SEC, and the Company shall cause the definitive Proxy Statement and Schedule 13e-3 to be mailed to the stockholders of the Company as promptly as possible after confirmation from the SEC that it will not review, or that it has completed its review of, the Proxy Statement, which confirmation will be deemed to occur if the SEC has not affirmatively notified the Company prior to the tenth calendar day after filing the Proxy Statement that the SEC will or will not be reviewing the Proxy Statement (such date, the “SEC Clearance Date”).

(d)            The Company agrees, as to itself and its Subsidiaries, that the Proxy Statement will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder. The Company and Parent agree, as to themselves and their Affiliates, that the Schedule 13e-3 will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder. The Company, Parent and Merger Sub shall ensure that none of the information supplied by it for inclusion in the Proxy Statement or Schedule 13e-3 will, at the date of mailing to stockholders of the Company or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Company assumes no responsibility with respect to information supplied in writing by or on behalf of Parent, its Affiliates or its or their respective Representatives for inclusion or incorporation by reference in the Proxy Statement or Schedule 13e-3. If at any time prior to the Company Stockholders Meeting, any information relating to the Company or Parent, or any of their respective Affiliates or its or their respective Representatives, should be discovered by a Party, which information should be set forth in an amendment or supplement to the Proxy Statement or Schedule 13e-3, as applicable, so that either the Proxy Statement or Schedule 13e-3 would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party that discovers such information shall as promptly as practicable following such discovery notify the other Party or Parties (as the case may be) and after such notification, as and to the extent required by applicable Law, (i) the Company shall promptly prepare (with the assistance of Parent as provided for in this Section 6.3) an amendment or supplement to the Proxy Statement, (ii) the Company and Parent shall promptly prepare an amendment or supplement to the Schedule 13e-3 and/or (iii) the Company shall cause the Proxy Statement or Schedule 13e-3 as so amended or supplemented to be filed with the SEC and to be disseminated to its stockholders.

(e)            The Company shall provide Parent with a reasonable opportunity to review drafts of the Proxy Statement and any other documents related to the Company Stockholders Meeting and will consider in good faith any comments provided by Parent in connection with such review. The Company and Parent shall (i) provide each other with a reasonable opportunity to review drafts of the Schedule 13e-3 prior to filing the Schedule 13e-3 with the SEC and (ii) consider in good faith all comments thereto reasonably proposed by the other Party, its outside legal counsel and its other Representatives.

6.4.          Company Stockholders Meeting. The Company will take, in accordance with applicable Law and its certificate of incorporation and bylaws, all action necessary to convene a meeting of the holders of Shares (the “Company Stockholders Meeting”) as promptly as reasonably practicable after the SEC Clearance Date (which Company Stockholders Meeting shall in no event be scheduled initially for a date that is later than the 35th day following the first mailing of the Proxy Statement to the holders of the Shares without the written consent of Parent), to consider and vote upon the approval of this Agreement and to cause such vote to be taken, and shall not postpone or adjourn such meeting, except to the extent advised by counsel to be necessary to comply with Law or pursuant to the following sentence. Notwithstanding anything to the contrary in this Agreement, (i) the Company (acting on the recommendation of the Special Committee) may (and if requested by Parent on no more than two occasions, shall for a reasonable period of time not to exceed ten Business Days in the aggregate) adjourn, recess, or postpone the Company Stockholders Meeting for a reasonable period to solicit additional proxies, if the Company or Parent, as applicable, reasonably believes there will be insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary either to conduct the business of the Company Stockholders Meeting or to obtain either of the Requisite Company Stockholder Approvals (it being understood that the Company may not postpone or adjourn the Company Stockholders Meeting more than two months in the aggregate pursuant to this clause (i) without Parent’s prior written consent, but in no event shall such adjourned, recessed or postponed Company Stockholders Meeting be held later than 5 Business Days prior to the Extended Outside Date) and (ii) the Company (acting on the recommendation of the Special Committee) may adjourn, recess, or postpone the Company Stockholders Meeting to the extent necessary to ensure that any supplement or amendment to the Proxy Statement that is required by applicable Law is provided to the stockholders of the Company within a reasonable amount of time in advance of the Company Stockholders Meeting; provided that, in the case of each of the foregoing clauses (i) and (ii), unless agreed in writing by the Company and Parent, any single such adjournment, recess or postponement shall be for a period of no more than ten Business Days. Subject to Section 6.2(e), the Company Board shall include the Company Recommendation in the Proxy Statement and shall use reasonable best efforts to obtain the Requisite Company Stockholder Approvals.

6.5.            Efforts; Cooperation; Antitrust Matters.

(a)            Subject to the terms of this Agreement, each of the Company, Parent and Merger Sub shall use reasonable best efforts to: (i) take, or cause to be taken, all actions, and to promptly do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Laws to cause the conditions precedent set forth in Article VII to be satisfied and consummate and make effective the Merger and any other transactions contemplated by this Agreement when required in accordance with this Agreement as promptly as reasonably practicable and in any event prior to the Outside Date (for the avoidance of doubt, nothing contained in this Agreement, including this Section 6.1(a), shall require Parent to commence the Marketing Period at an earlier time than required in the definition of “Marketing Period” in this Agreement); (ii) obtain from any Governmental Authority any consents, licenses, permits, waivers, approvals, authorizations, clearances or orders advisable or required to be obtained by Parent, the Company or any of their respective controlled Affiliates, including under the Antitrust Laws; (iii) avoid or defend against, as applicable, any Action by any Governmental Authority, in connection with the authorization, execution and delivery of this Agreement and the consummation of the Merger or any other transactions contemplated by this Agreement, including the Merger; (iv) as promptly as reasonably practicable, and in any event within 10 Business Days after the date of this Agreement, make or cause to be made all necessary filings under the HSR Act, and as promptly as reasonably practicable after the date of this Agreement submit all other notifications, filings and registrations required or advisable under the Antitrust Laws, and thereafter promptly make an appropriate response to any requests for additional information and documentary material that may be requested pursuant to any Antitrust Law; and (v) as promptly as reasonably practicable, make or cause to be made any other required or advisable registrations, declarations, submissions and filings with respect to the Merger or any other transactions contemplated by this Agreement required under the Exchange Act, any other applicable federal or state securities Laws, and any other applicable Law.

(b)            Without limiting the generality of anything contained in this Section 6.5, Parent and the Company shall: (i) give the other Parties prompt notice of the making or commencement of any request or proceeding by or before any Governmental Authority with respect to the Merger or any other transactions contemplated by this Agreement; (ii) keep the other Parties informed as to the status of any such request or proceeding; (iii) give the other Parties notice and an opportunity to participate in any substantive communication made to the United States Federal Trade Commission (the “FTC”), the Antitrust Division of the United States Department of Justice (the “DOJ”), or any other domestic, foreign or supranational Governmental Authority regarding the Merger or any other transactions contemplated by this Agreement; and (iv) promptly notify the other Parties of any communication from the FTC, the DOJ or any other domestic, foreign or supranational Governmental Authority regarding the Merger or any other transactions contemplated by this Agreement. Subject to applicable Laws relating to the exchange of information, Parent and the Company shall have the right to review in advance, and each will consult with the other on and consider in good faith the views of the other in connection with, any filing made with, or substantive written materials submitted or substantive communication made to any Governmental Authority in connection with the Merger or any other transactions contemplated by this Agreement (including the Proxy Statement and the Schedule 13e-3). In addition, except as may be prohibited by any Governmental Authority or by any applicable Law, each Party will permit authorized representatives of the other Parties to be present at each non-ministerial meeting, conference, videoconference, or telephone call and to have access to and be consulted in connection with any presentation, letter, white paper, or proposal made or submitted to any Governmental Authority in connection with such request or proceeding. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable. The Company and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.5 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient unless express permission is obtained in advance from the source of the materials (the Company or Parent, as the case may be); provided that materials provided pursuant to this Section 6.5 may be redacted (i) to remove references concerning the valuation of the Company, (ii) as necessary to comply with contractual obligations, and (iii) as necessary to address reasonable privilege concerns.

(c)            Subject to applicable Laws and as required by any Governmental Authority, the Company, on the one hand, and Parent, on the other hand, each shall keep the other apprised of the status of matters relating to completion of the Merger and the other transactions contemplated hereby, including promptly furnishing the other with copies of (a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement or (b) upon receiving any communication from any Governmental Authority or third party whose consent or approval is required for consummation of the Merger or the other transactions contemplated by this Agreement that causes such Party to believe that there is a reasonable likelihood that any such consent or approval will not be obtained or that the receipt of any such consent or approval will be materially delayed.

(d)            If any objections are asserted with respect to the transactions contemplated by this Agreement under the HSR Act or any other applicable Antitrust Laws, or if any lawsuit or other proceeding, whether judicial or administrative, is instituted (or threatened to be instituted), including any proceeding by any Governmental Authority or private party, challenging the Merger or any other transactions contemplated by this Agreement as violative of any Antitrust Law or which would otherwise prohibit or materially impair or delay in connection with any Antitrust Law the consummation of the Merger or any other transactions contemplated by this Agreement, each of Parent and the Company shall (and shall cause their respective Subsidiaries to) use their respective reasonable best efforts to resolve any such objections.

(e)            In furtherance, and not in limitation, of the foregoing, Parent shall (and if, and only if, requested by Parent, the Company shall) take all such further action as may be necessary to avoid or eliminate each and every impediment under any Antitrust Law so as to enable the Closing to occur as promptly as practicable (and in any event no later than the Outside Date), including proposing, negotiating, committing and effecting, by consent decree, hold separate order, or otherwise, to (i) sell, divest, dispose of or otherwise hold separate (including by establishing a trust or otherwise), any of the businesses, assets or properties of Parent, the Company or their respective Subsidiaries and (ii) otherwise take or commit to take actions that after the Closing would limit Parent’s, the Company’s or any of its Subsidiaries’ freedom of action with respect to, or its ability to operate and/or retain any of the businesses, assets or properties of Parent, the Company or any of their respective Subsidiaries; provided, however, that nothing in this Agreement shall require Parent or the Company to take or agree to take any action of the types referred to in the foregoing clauses (i) and (ii) unless it is binding on or otherwise applicable to Parent or the Company only from and after the Effective Time in the event that the Closing occurs; provided, further, however, that nothing in this Agreement shall require Parent or Merger Sub to take or agree to any action of the types referred to in clauses (i) or (ii) in this Section 6.5(e) if such action relates to any Affiliate of Parent (other than Merger Sub, Company and their respective Subsidiaries).

(f)            For purposes of this Agreement, “Antitrust Law” means the Sherman Antitrust Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act of 1914, as amended, and all other federal, state, foreign or supranational statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including any antitrust, competition, trade or foreign investment Laws and regulations that are designed or intended to (i) prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, or (ii) regulate foreign investments.

6.6.           Information; Access and Reports.

(a)            The Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Affiliates, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13e-3 or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Affiliates to any Governmental Authority in connection with the Merger and any other transactions contemplated by this Agreement.

(b)            Subject to applicable Law, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers and other authorized Representatives reasonable access, during normal business hours and consistent with applicable Law, upon reasonable advance notice, from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII, to its contracts and other books and records (other than any such matters that relate to the negotiation and execution of this Agreement (including with respect to the consideration or valuation of the Merger or any financial or strategic alternatives thereto)) or any Acquisition Proposal or Superior Proposal; provided that the Company shall not be required to afford such access or furnish such information if it would unreasonably disrupt the operations of the Company or any of its Subsidiaries and no investigation pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty made by the Company herein, and provided, further, that the foregoing shall not require the Company (i) to permit any inspection, or to disclose any information, that would reasonably be expected to result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if the Company shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure or (ii) to disclose any privileged information of the Company or any of its Subsidiaries; provided that in the event the Company does not disclose certain information pursuant to the foregoing clauses (i) and (ii), at Parent’s reasonable request the parties shall use commercially reasonable efforts to implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the non-disclosure to the greatest extent reasonably possible, including by arrangement of appropriate clean room procedures, redaction of text from documents or entry into a customary joint defense agreement with respect to any information to be so provided. Notwithstanding the foregoing, Parent and its Representatives shall not be permitted to perform any invasive on-site procedures (including any invasive on-site study) with respect to any property of the Company or its Subsidiaries without the Company’s prior written consent. All requests for information made pursuant to this Section 6.6 shall be directed to the executive officer or other Person designated by the Company. The Non-Disclosure Agreement, dated as of January 22, 2022, by and between the Company and Clayton, Dubilier & Rice, LLC (the “Confidentiality Agreement”), shall apply with respect to information furnished by the Company, its Subsidiaries and their respective Representatives hereunder.

(c)            To the extent that any of the information or material furnished pursuant to this Section 6.6 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the Parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

(d)            Notwithstanding anything to the contrary in this Section 6.6, the Company shall not be deemed to have breached this Section 6.6 if the Company cannot provide to Parent access of the Company pursuant to this Section 6.6 as a result of COVID-19 or the COVID-19 Measures; provided that for so long as any applicable COVID-19 Measures are in effect, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to provide access to Parent and its Representatives under this Section 6.6 through virtual or other remote means.

6.7.           Stock Exchange Delisting. The Company and Parent shall cooperate to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable under applicable Laws and rules and policies of NYSE to enable the delisting by the Surviving Corporation of the Shares from NYSE and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

6.8.          Publicity. The initial press release regarding the Merger shall be a joint press release of Parent and the Company reasonably acceptable to Parent and the Company. Thereafter, neither the Company nor Parent, nor any of their respective Affiliates, shall issue any press release or make any other public announcement or public statement (to the extent not previously publicly disclosed or made in accordance with this Agreement) with respect to this Agreement or the Merger or any other transactions contemplated by this Agreement without consulting with each other and providing meaningful opportunity for review and giving due consideration to reasonable comment by the other Party, except (a) as such press release or other public announcement may be required by applicable Law, in which case the Party required to issue the release or make the announcement shall use commercially reasonable efforts to provide the other Party with a reasonable opportunity to review and comment on such release or announcement in advance of its issuance and shall give reasonable and good-faith consideration to any such comments proposed by the other Party, (b) subject to Section 6.2, if applicable under the circumstances, in connection with a Change of Recommendation or Acquisition Proposal, (c) any disclosure of information concerning this Agreement in connection with any dispute between the Parties regarding this Agreement, or (d) internal announcements to employees that are not made public. Notwithstanding anything to the contrary in this Section 6.8, (i) each of the Parties may make public statements in response to questions by the press, analysts, investors, business partners or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made jointly by Parent and the Company or to the extent that they have been reviewed and previously approved by both Parent and the Company and (ii) Parent, Merger Sub and their respective Affiliates may, without consultation or consent, make ordinary course disclosure and communication to existing or prospective general or limited partners, equity holders, members, managers and investors of such Person or any Affiliates of such Person, in each case who are subject to customary confidentiality restrictions.

6.9.           Employee Benefits.

(a)            Parent agrees that each Employee as of immediately prior to the Closing who continues to be employed with the Company or its Subsidiaries immediately following the Closing (each such employee, a “Continuing Employee”) shall, (i) during the period commencing on the Closing Date and ending on the first anniversary thereof (or the date of termination of employment of the relevant Continuing Employee, if sooner), be provided with (A) a base salary or base wage no less than the base salary or base wage provided to such Continuing Employee by the Company or its Subsidiaries immediately prior to the Effective Time and (B) an annual target cash bonus opportunity that is no less favorable than the annual target cash bonus opportunity as in effect for such Continuing Employee immediately prior to the Effective Time and (ii) during the period commencing on the Closing Date and ending on December 31, 2022 (or the date of termination of employment of the relevant Continuing Employee, if sooner), be provided with employee benefits (excluding equity or equity-based, defined benefit pension, post-employment welfare and nonqualified deferred compensation benefits) that are substantially comparable in the aggregate to the employee benefits (subject to the same exclusions) provided to such Continuing Employee immediately prior to the Effective Time (excluding, unless otherwise required by applicable Law, equity or equity-based compensation, long-term incentives, defined benefit pension, nonqualified deferred compensation and retiree or post-termination welfare benefits, the “Excluded Benefits”). Additionally, Parent agrees that each Continuing Employee who experiences a severance-qualifying termination of employment within twelve (12) months following the Closing Date shall be provided with severance payments and benefits no less favorable than those that would have been provided to such Continuing Employee upon such a qualifying termination under the applicable severance policy or individual employment, severance or separation agreement or other arrangement in effect immediately prior to the Effective Time, in each case as identified on Section 6.9 of the Company Disclosure Schedule (each, a “Company Severance Plan”), under circumstances that would have given the Continuing Employee a right to severance payments and benefits under such Company Severance Plan.

(b)            Parent shall use commercially reasonable efforts to cause (i) any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates in which Continuing Employees participate in the year in which the Closing Date occurs to be waived with respect to the Continuing Employees and their eligible dependents to the extent such conditions or limitations were waived or satisfied under the corresponding Benefit Plan, (ii) the amount of eligible expenses incurred by each Continuing Employee and his or her eligible dependents during the portion of the plan year ending on the Closing Date that were credited to deductible and maximum out-of-pocket co-insurance requirements under the group health Benefit Plans to be credited for purposes of satisfying the corresponding deductible and maximum out-of-pocket co-insurance requirements under the corresponding benefit plans of Parent and its Affiliates for the applicable plan year and (iii) any of its (or its Affiliates’) employee benefit plans (including disability pay continuation plans) in which the Continuing Employees are entitled to participate to take into account for purposes of eligibility, vesting (other than with respect to future equity awards) and future vacation benefit accrual thereunder (except for the Excluded Benefits), service by such Continuing Employees to the Company or any of its Subsidiaries or predecessors as if such service were with Parent, to the same extent and for the same purpose as such service was credited under a comparable Benefit Plan, in each case, except to the extent it would result in a duplication of compensation benefits.

(c)            The Company shall be permitted to determine the final amounts payable under the Company’s annual bonus plans (collectively, the “Company Bonus Plans”) in respect of the 2021 fiscal year in accordance with the terms of the applicable bonus plan, and shall pay such amounts in the ordinary course of business at such time annual bonuses have historically been paid by the Company, but no later than the Closing Date.

(d)            The parties hereby acknowledge and agree that the transactions contemplated by this Agreement shall not constitute a “change in control,” “change of control” or term or concept of similar import of the Company and its Subsidiaries under the terms of the Benefit Plans.

(e)            Notwithstanding the foregoing, nothing contained in this Agreement shall (i) be treated as an establishment or amendment of any particular Benefit Plan, (ii) prevent Parent, the Surviving Corporation or any of their Affiliates from amending or terminating any of their benefit plans or, after the Effective Time, any Benefit Plan, in each case, in accordance with their terms, (iii) obligate Parent, the Surviving Corporation or any of their Affiliates to retain the employment of any particular employee or (iv) create any third party beneficiary rights, including for the benefit of any employee of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to this Section 6.9 or any compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent, the Surviving Corporation or any of their Affiliates or under any benefit plan that Parent, the Surviving Corporation or any of their Affiliates may maintain.

6.10.        Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the Merger and any other transactions contemplated by this Agreement, including all fees and expenses of its Representatives, shall be paid by the Party incurring such expense, except that expenses incurred in connection with the filing fee for the Proxy Statement and Schedule 13e-3 and printing and mailing the Proxy Statement and Schedule 13e-3 shall be borne by Parent.

6.11.        Indemnification; Directors’ and Officers’ Insurance.

(a)            From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify and hold harmless, to the fullest extent permitted under applicable Law (and Parent shall also advance expenses as incurred to the fullest extent permitted under applicable Law, provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification), each present and former director, officer and employee of the Company and its Subsidiaries and each individual who was serving at the request of the Company or its Subsidiaries as a director, officer, employee, member, trustee or fiduciary of any other corporation, partnership or joint venture, trust, employee benefit plan or other enterprise (collectively, the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to (x) their service as such or (y) services performed by such Indemnified Parties at the request of the Company or its Subsidiaries, in each case at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including (i) the Merger and any other transactions contemplated by this Agreement and (ii) actions to enforce this Section 6.11 or any other indemnification or advancement right of any Indemnified Party.

(b)            Parent and Merger Sub agree that all rights to exculpation or indemnification for acts or omissions occurring prior to the Effective Time existing as of the date of this Agreement in favor of the Indemnified Parties or any of their predecessors and the heirs, executors, trustees, fiduciaries and administrators of such Indemnified Parties, as provided in the Company’s or each of its Subsidiaries’ respective certificates of incorporation or bylaws (or comparable organizational or governing documents) or in any Contract, shall survive the Merger and the transactions contemplated by this Agreement and shall continue in full force and effect in accordance with their terms.  After the Effective Time, Parent and the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) fulfill and honor such obligations to the maximum extent that the Company or applicable Subsidiary would have been permitted to fulfill and honor them by applicable Law.  In addition, for six (6) years following the Effective Time, Parent shall and shall cause the Surviving Corporation to cause the certificates of incorporation and bylaws of the Surviving Corporation to contain provisions with respect to indemnification and exculpation that are at least as favorable as the indemnification and exculpation provisions contained in the certificates of incorporation and bylaws of the Company immediately prior to the Effective Time, and such provisions shall not be amended, repealed or otherwise modified for six (6) years following the Effective Time in any respect, except as required by applicable Law.

(c)            Prior to the Effective Time, the Company shall, and if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and (ii) the Company’s existing fiduciary liability insurance policies, in each case, for a claims reporting or discovery period of at least six (6) years from and after the Effective Time (the “Tail Period”) from one or more insurance carriers with the same or better credit rating as the Company’s insurance carrier as of the date of this Agreement (or, if no such policies are available from insurance carriers with such credit rating, from insurance carriers with the next-highest credit rating then capable of providing such policies) with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of his or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, that in no event shall Parent or the Surviving Corporation be required to expend for such “tail” insurance policy an aggregate amount in excess of 300% of the annual premiums paid by the Company in the calendar year immediately preceding the date of this Agreement; provided, further, that if the amount of such “tail” insurance policy exceeds such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount. If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for the Tail Period the D&O Insurance in place as of the date of this Agreement with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable D&O Insurance for the Tail Period with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date of this Agreement; provided that in no event shall Parent or the Surviving Corporation be required to expend for all such policies pursuant to this sentence an annual premium amount in excess of 300% of the annual premiums paid by the Company in the calendar year immediately preceding the date of this Agreement for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceeds such applicable amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(d)            The provisions of this Section 6.11 shall survive the Closing and are intended to be for the benefit of, and enforceable by, each Indemnified Party, and nothing in this Agreement shall affect, and the rights of each Indemnified Party under this Section 6.11 shall be in addition to, any indemnification rights that any such Indemnified Party may have under the certificates of incorporation or bylaws of the Company or any of its Subsidiaries or any Contract or applicable Law. Notwithstanding anything in this Agreement to the contrary, the obligations under this Section 6.11 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party without the consent of such Indemnified Party.

(e)            In the event that Parent or the Surviving Corporation (or any of their respective successors or assigns) shall consolidate or merge with any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or transfers at least 50% of its properties and assets to any other Person, then in each case proper provision shall be made so that the continuing or surviving corporation or entity (or its successors or assigns, if applicable), or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 6.11.

6.12.            Stockholder Litigation. The Company shall promptly notify Parent of any stockholder litigation against it or any of its Representatives arising out of or relating to this Agreement, the Merger or any other transactions contemplated by this Agreement (including by providing copies of all litigation documents served on the Company) and shall keep Parent reasonably informed regarding any such stockholder litigation. Until the termination of this Agreement in accordance with Article VIII, the Company shall (a) provide Parent an opportunity to review and to propose comments to all filings or written responses to be made by the Company in connection with any stockholder litigation against the Company and its directors relating to any transaction contemplated by this Agreement and consult with Parent with respect to the defense, settlement or compromise of any such stockholder litigation, and the Company shall give reasonable and good-faith consideration to any comments proposed by Parent and (b) give Parent the opportunity to participate (but not to control), at Parent’s expense, in the defense, settlement or prosecution of any such stockholder litigation. In no event shall the Company enter into or agree to any settlement with respect to such stockholder litigation without Parent’s consent, such consent not to be unreasonably withheld, delayed or conditioned. Notwithstanding anything to the contrary in this Section 6.12, any Action relating to the Dissenting Shares will be governed by Section 4.2(g).

6.13.            Financing.

(a)            Parent and Merger Sub shall, and shall cause their respective Affiliates to, use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms (including the market “flex” provisions) set forth in the Financing Letters (or on other terms and conditions that are acceptable to Parent, subject to the Prohibited Financing Modifications) no later than the Closing Date, including by using reasonable best efforts to (i) maintain (and cause Topco and the Guarantor to maintain) in effect and comply with the Financing Letters and, to the extent entered into prior to the Closing, the definitive agreements relating to the Financing (the “Definitive Financing Agreements”) in a timely (taking into account the anticipated timing of the Closing and the Marketing Period) and diligent manner (subject to Parent’s or Merger Sub’s right to replace, restate, supplement, modify, assign, substitute, waive or amend the Financing Letters in accordance herewith), (ii) negotiate and enter into the Definitive Financing Agreements with respect to the Debt Financing on the terms (including the market “flex” provisions) and subject to the conditions set forth in the Debt Commitment Letters (or on other terms and conditions that are acceptable to Parent, subject to the Prohibited Financing Modifications), (iii) satisfy on a timely basis (taking into account the anticipated timing of the Closing and the Marketing Period) (or obtain a waiver of) all conditions applicable to (and within the control of) Parent and Merger Sub in the Financing Letters and, to the extent entered into prior to the Closing, the Definitive Financing Agreements, (iv) upon the satisfaction or waiver of the conditions to Parent’s and Merger Sub’s obligations to consummate the transactions contemplated by this Agreement, including the Merger, consummate the Financing and cause the Financing Sources, the Guarantor and the other Persons committing to fund the Financing to fund the Financing at the Closing, (v) enforce its rights under the Financing Letters and, to the extent entered into prior to the Closing, the Definitive Financing Agreements and (vi) otherwise comply with Parent’s and Merger Sub’s covenants and other obligations under the Financing Letters and, to the extent entered into prior to the Closing, the Definitive Financing Agreements. Without limiting the generality of the foregoing, in the event that all conditions contained in the Financing Letters or, to the extent entered into prior to the Closing, the Definitive Financing Agreements (other than the consummation of the Merger and those conditions that by their nature are to be satisfied or waived at Closing) have been satisfied, Parent shall use its reasonable best efforts to cause the Financing Sources and the Guarantor to comply with their respective obligations thereunder, including to fund the Financing, including by enforcing its rights under the Financing Letters, if necessary. Notwithstanding anything to the contrary in this Agreement, nothing contained in this Section 6.13 shall require, and in no event shall the reasonable best efforts of Parent or Merger Sub be deemed or construed to require, either Parent or Merger Sub to (x) seek the Equity Financing from any source other than the Guarantor, or in any amount in excess of that contemplated by the Equity Commitment Letters, or (y) incur or pay any fees to obtain a waiver of any term of the Debt Commitment Letters or pay any material fees that are, in the aggregate, in excess of those contemplated by the Equity Commitment Letter or the Debt Commitment Letters (including any market “flex” provisions contained therein). Without limiting the generality of the foregoing, to the extent necessary in order to consummate the Closing on the Closing Date, Parent shall deliver a Pre-Marketing Notification (as defined in the Debt Commitment Letters) and exercise its rights to reallocate the commitments as among the facilities contemplated by the Debt Commitment Letters.

(b)            Prior to the Closing Date, Parent and Merger Sub shall not, without the prior written consent of the Company, subject to the last sentence of this paragraph, agree to or permit any termination of or amendment, replacement, supplement or modification, or any waiver of, any provision or remedy under, the Financing Letters or, to the extent entered into prior to the Closing, the Definitive Financing Agreements if such termination, amendment, replacement, supplement, modification or waiver would (A) reduce the aggregate amount of the Financing (including by increasing the amount of fees to be paid or original issue discount as compared to the fees and original issue discount contemplated by the Debt Commitment Letters on the date of this Agreement unless the amount of the Debt Financing or Equity Financing is increased by a corresponding amount) such that Topco, Parent or Merger Sub (without, for the avoidance of doubt, any use of the cash or available borrowing capacity of the Company or any of its Subsidiaries) would not have sufficient available funds necessary to pay the Required Amounts, (B) impose new or additional (or adversely modify any existing) conditions to the consummation of any portion of the Financing, in each case, in a manner that would reasonably be expected to make the funding of the Financing less likely to occur or prevent, hinder or delay the Closing, (C) adversely impact the ability of Parent or Merger Sub, as applicable, to enforce its rights against other parties to the Financing Letters or, to the extent entered into prior to the Closing, the Definitive Financing Agreements or (D) otherwise reasonably be expected to prevent or hinder or materially delay the Closing (the foregoing clauses (A) through (D), collectively, the “Prohibited Financing Modifications”). Notwithstanding the foregoing, any amendment, supplement or modification to effectuate any market “flex” terms contained in the Debt Commitment Letters and/or Redacted Fee Letters provided as of the date hereof or to add or replace lenders, lead arrangers, bookrunners, syndication agents or other similar entities (or titles with respect to such entities) thereto shall be permitted and shall not require written consent of the Company. Parent shall promptly deliver to the Company copies of any written amendment, modification, supplement, consent or waiver to or under any Financing Letter, any related Redacted Fee Letter (which may be redacted in a fashion consistent with the Redacted Fee Letters) or, to the extent entered into prior to the Closing, the Definitive Financing Agreements promptly upon execution thereof.

(c)            Parent shall, upon the Company’s reasonable request, keep the Company informed on a reasonably prompt basis and in reasonable detail of the status of its efforts to arrange the Debt Financing and, upon the Company’s reasonable request, provide to the Company complete, correct and executed copies of the material definitive documents for the Debt Financing. Parent and Merger Sub shall give the Company prompt written notice of (i) any material breach, default, termination, cancellation or repudiation by any party to any of the Financing Letters or, to the extent entered into prior to the Closing, the Definitive Financing Agreements, of which Parent or Merger Sub becomes aware, (ii) the receipt by Parent or Merger Sub of any written notice or other written communication from any Financing Source or any party to the Equity Commitment Letter with respect to any (A) material breach, default, termination, cancellation or repudiation by any party to any of the Financing Letters or, to the extent entered into prior to the Closing, any Definitive Financing Agreements of any provisions of the Financing Letters or, to the extent entered into prior to the Closing, any Definitive Financing Agreements or (B) material dispute or disagreement between Parent and any Financing Sources or among any parties to any of the Financing Letters or any definitive document related to the Financing, in each case regarding the Financing, and (iii) the occurrence of an event or development that could reasonably be expected to adversely impact the ability of Parent or Merger Sub to obtain all or any portion of the Financing necessary to fund the Required Amount on the Closing Date. Additionally, Parent and Merger Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to in the immediately preceding sentence, subject to applicable legal privilege or confidentiality obligations.

(d)            If all or any portion of the Debt Financing becomes unavailable on the terms and conditions (including any applicable market “flex” provisions) contemplated by the Debt Commitment Letters (other than (i) as a sole result of the Company’s breach of this Agreement or (ii) if and for so long as the Company is in breach of its obligations under Agreement and such breach would be the sole cause of the conditions set forth in Section 7.1 or Section 7.2 not to be satisfied) and such portion is necessary to fund the Required Amount on the Closing Date, (i) Parent shall promptly notify the Company in writing of such unavailability and the reason therefor and (ii) Parent and Merger Sub shall use their reasonable best efforts to arrange and obtain, as promptly as practicable, alternative financing from the same or alternative sources in an amount sufficient, together with the remaining available Financing to fund the Required Amount on the Closing Date (“Alternative Debt Financing”); provided that Parent shall not be required to arrange or obtain any Alternative Debt Financing having terms and conditions (including market “flex” provisions) that are less favorable to Parent and Merger Sub (or their respective Affiliates) than the terms and conditions set forth in the Debt Commitment Letters and the Redacted Fee Letters. Parent shall deliver to the Company forthwith if it obtains the same true and complete executed copies of any commitment letters (including related fee letters) with respect to any Alternative Debt Financing (which fee letters may be redacted in a fashion consistent with the Redacted Fee Letters).

(e)            For purposes of this Agreement, references to (x) the “Financing” shall include the financing contemplated by the Financing Letters as permitted to be amended, modified, supplemented, waived or replaced by this Section 6.13 and any Alternative Debt Financing, (y) the “Debt Commitment Letters” shall include such documents as permitted to be amended, modified, supplemented, waived or replaced by this Section 6.13 and any commitment letter or other binding documentation with respect to any Alternative Debt Financing and (z) “Debt Financing” shall include the debt financing contemplated by the Debt Commitment Letters as permitted to be amended, modified, supplemented, waived or replaced by this Section 6.13 and any Alternative Debt Financing.

(f)            For the avoidance of doubt, without expanding or amending the limitations on remedies in Sections 8.2, 9.5(b) and 9.5(c), compliance by Parent and Merger Sub with this Section 6.13 shall not relieve Parent or Merger Sub of their obligations to consummate the transactions contemplated by this Agreement whether or not the Financing is available.

6.14.     Cooperation with Debt Financing.

(a)            Prior to the Closing Date, the Company shall, and shall cause its Subsidiaries to, and shall use reasonable best efforts to cause its and their respective Representatives (including legal and accounting representatives) to, provide to Parent and Merger Sub, in each case at Parent’s sole cost and expense to the extent subject to the Reimbursement Obligations, such cooperation as is customary and reasonably requested by Parent in connection with the arrangement and obtainment of the Debt Financing or any high-yield bonds being issued in lieu of all or a portion of the Debt Financing, including:

(i)            furnishing Parent and Merger Sub (and Parent and Merger Sub may then furnish to applicable Financing Sources) as promptly as practicable with the Required Information;

(ii)            using reasonable best efforts to cause senior management of the Company, with appropriate seniority and expertise, to assist in the preparation for and to participate in a reasonable number of investor and lender meetings (including a reasonable and limited number of one-on-one meetings and calls that are requested in advance with or by the parties acting as lead arrangers or agents for, and prospective lenders of, the Debt Financing or any high-yield bonds being issued in lieu of all or a portion of the Debt Financing), presentations, road shows, due diligence sessions (including accounting due diligence sessions), drafting sessions and sessions with rating agencies in connection with the Debt Financing or any high-yield bonds being issued in lieu of all or a portion of the Debt Financing at reasonable times and locations mutually agreed, and to assist Parent in obtaining ratings in connection with the Debt Financing or any high-yield bonds being issued in lieu of all or a portion of the Debt Financing;

(iii)            using reasonable best efforts to provide assistance with the preparation by Parent and the Financing Sources of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, syndication memoranda, offering memoranda, lender presentations, confidential information memoranda and other customary marketing documents required in connection with the Debt Financing or any high-yield bonds being issued in lieu of all or a portion of the Debt Financing (collectively, the “Debt Marketing Materials”), including (A) furnishing (x) information reasonably necessary to prepare risk factors and (y) records, data or other information reasonably available and necessary to support any statistical information or claims relating to the Company appearing in the Debt Marketing Materials and (z) customary executed certificates of the chief financial officer (or other comparable officer) of the Company with respect to financial information (including pro forma financial information) included in the Debt Marketing Materials and (B) executing and delivering customary authorization letters in connection with bank information memoranda and lender presentations (which include customary 10b-5 and material non-public information representations);

(iv)            using reasonable best efforts to cooperate reasonably with the Financing Sources’ due diligence, to the extent customary and reasonably requested;

(v)            using reasonable best efforts to provide reasonable and customary assistance to Parent in connection with Parent’s preparation of pro forma financial statements of the Company and its Subsidiaries of the type necessary or reasonably requested by the Financing Sources to be included in any Debt Marketing Materials in respect of the Debt Financing or any high-yield bonds being issued in lieu of all or a portion of the Debt Financing, including by providing financial and other pertinent information regarding the Company and its Subsidiaries and their respective businesses; provided, that neither the Company nor any of its Subsidiaries or Representatives shall be required to provide any information or assistance relating to (A) other than with respect to the Existing Credit Documents and any other Indebtedness of the Company and its Subsidiaries that is anticipated to remain outstanding following the Closing, the proposed debt and equity capitalization that is required for such pro forma financial information or assumed interest rates and fees and expenses relating to such debt and equity capitalization, (B) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing or (C) any information related to Parent or any of its Subsidiaries or any adjustments that are not directly related to the acquisition of the Company;

(vi)            using reasonable best efforts to assist in the preparation, execution and delivery of pledge and security documents, other definitive financing documents, including any credit agreements, notes, indentures, guarantee and collateral documents, customary closing certificates and documents and back-up therefor and for legal opinions in connection with the Debt Financing or any high-yield bonds being issued in lieu of all or a portion of the Debt Financing (including executing and delivering a solvency certificate from the chief financial officer or treasurer (or other comparable officer) of the Company (in the form attached as Exhibit H to the Cash Flow Credit Agreement, as modified to reflect the Debt Financing)) and other customary documents as may be reasonably requested by Parent or the Financing Sources and otherwise facilitating the pledging of, grant of security interests in and obtaining of perfection of any liens on collateral in connection with the Debt Financing or any high-yield bonds being issued in lieu of all or a portion of the Debt Financing; provided that (except in the case of (A) a customary certificate of the chief financial officer (or other comparable officer) of the Company described in clause (iii)(A)(z) above that is required to be delivered upon “pricing” and closing of the high-yield bonds, (B) the authorization letters set forth in clause (iii) above and (C) the representation letters required by the Company’s auditors in connection with the delivery of “comfort letters” set forth in clause (xi) below), (I) none of the documents or certificates shall be executed and/or delivered except in connection with the Closing, (II) the effectiveness thereof shall be conditioned upon, or become operative as of or after, the occurrence of the Closing and (III) no liability shall be imposed on the Company or any of its Subsidiaries or any of their respective officers or employees prior to the Closing Date;

(vii)            providing all documentation and other information about the Company and its Subsidiaries as is reasonably requested under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law on October 26, 2001, as amended from time to time) and the Customer Due Diligence Requirements for Financial Institutions issued by the U.S. Department of Treasury Financial Crimes Enforcement Network under the Bank Secrecy Act (such rule published May 11, 2016 and effective May 11, 2018, as amended from time to time) and providing a certification regarding beneficial ownership required by 31 C.F.R. § 1010.230, in each case, at least four (4) Business Days prior to the Closing Date to the extent requested in writing at least nine (9) Business Days prior to the Closing Date;

(viii)            using reasonable best efforts to ensure that the syndication efforts for the Debt Financing or any high-yield bonds being issued in lieu of all or a portion of the Debt Financing benefit from the Company’s existing lending and banking relationships;

(ix)            using reasonable best efforts to cooperate with Parent and Parent’s efforts to obtain consents, landlord waivers and estoppels, non-disturbance agreements, non-invasive environmental assessments, legal opinions, surveys and title insurance (including providing reasonable access to Parent and its representatives to all owned or leased real property) as reasonably requested by Parent;

(x)            using reasonable best efforts to take all corporate, limited liability company, partnership or other similar actions reasonably requested by Parent or any Financing Sources to permit the consummation of the Debt Financing or any high-yield bonds being issued in lieu of all or a portion of the Debt Financing; provided that (i) no such actions shall be required to be effective prior to the Closing, and (ii) no such action shall be required of any director or officer of the Company that is not continuing in such capacity following the Closing Date;

(xi)            using reasonable best efforts to cause Grant Thornton LLP (and any other auditor to the extent financial statements audited or reviewed by such auditor are or would be included in an offering memorandum) to (1) furnish to Parent and the Financing Sources, consistent with customary practice, customary comfort letters (including “negative assurance” comfort and change period comfort) and consents, together with drafts of such comfort letters that such independent auditors of the Company are prepared to deliver upon “pricing” and “closing” of any high-yield bonds being issued in lieu of all or a portion of the Debt Financing, and deliver such comfort letters upon the “pricing” and “closing” of any such high-yield bonds, with respect to financial information relating to the Company as reasonably requested by Parent or the Financing Sources, as necessary or customary for financings similar to the Debt Financing or any high-yield bonds being issued in lieu of all or a portion of the Debt Financing and (2) attend accounting due diligence session and drafting sessions;

(xii)            using reasonable best efforts to grant the Financing Sources on reasonable terms and upon reasonable request, at reasonable times and on reasonable notice, access to the Company’s properties, rights, assets and cash management and accounting systems (including cooperating in and facilitating the completion of field examinations, collateral audits, asset appraisals and surveys); and

(xiii)            using reasonable best efforts to furnish Parent and the Financing Sources all existing field examinations, collateral audits and asset appraisals and surveys of the Company;

provided, that:

(A) in no event shall the Company or any of its Subsidiaries be required to provide any such cooperation to the extent it interferes unreasonably with the ongoing operations of the Company and its Subsidiaries;

(B) no obligation of the Company or any of its Subsidiaries or any of their respective Representatives on account of the Debt Financing shall be effective until the Closing Date (except in the case of (1) any certificate of the chief financial officer (or other comparable officer) of the Company described in clause (iii)(A)(z) above that is required to be delivered upon “pricing” and closing of the high-yield bonds, (2) the authorization letters set forth in clause (iii) above, (3) any certificate of the chief financial officer (or other comparable officer) of the Company reasonably required by Parent’s counsel in connection with the delivery of any legal opinions such counsel may be required to deliver (including the certificates set forth in clauses (iii) and (vi) above, and (4) the representation letters required by the Company’s auditors in connection with the delivery of “comfort letters” set forth in clause (xi) above);

(C) in no event shall the Company or any of its Subsidiaries be required to pay any commitment or other fee, enter into any definitive agreement or agree to provide any indemnity in connection with the Financing that is effective prior to the Closing Date;

(D) nothing in this Section 6.14 shall require any action that would conflict with or violate the Company’s or any of its Subsidiaries’ organizational documents or any applicable Laws or result in, prior to the Closing Date, the contravention of any Material Contract to which the Company or its Subsidiaries is a party;

(E) neither the Company or its Subsidiaries nor any Persons who is a director, officer or employee of the Company or its Subsidiaries shall be required to (x) pass resolutions or consents to approve or authorize the execution of the Debt Financing (except those which are subject to the occurrence of the Closing passed by directors or officers continuing in their positions following the Closing), or (y) execute any document or Contract (except in the case of (1) any certificate of the chief financial officer (or other comparable officer) of the Company described in clause (iii)(A)(z) above that is required to be delivered upon “pricing” and closing of the high-yield bonds, (2) the authorization letters set forth in clause (iii) above and (3) the representation letters required by the Company’s auditors in connection with the delivery of “comfort letters” set forth in clause (xi) above) prior to the occurrence of the Closing in connection with the Debt Financing;

(F)  none of the Company or its Subsidiaries or any of their respective Representatives shall be required to disclose or provide any information in connection with the Financing, the disclosure of which, in the judgement of the Company, is subject to attorney-client privilege or could result in the disclosure of any trade secrets or the violation of any confidentiality obligation; provided, that the Company or such Subsidiary shall use reasonable best efforts to provide an alternative means of disclosing or providing such information, and in the case of any confidentiality obligation, the Company shall, to the extent permitted by such confidentiality obligations, notify Parent if any such information that Parent, Merger Sub or any Financing Source has specifically identified and requested is being withheld as a result of any such obligation of confidentiality;

(G) none of the Company or its Subsidiaries or any of their respective Representatives shall be required to prepare or deliver (except to the extent (i) constituting Required Information, (ii) in the case of clause (x) or (y), such financial information relates to the Company’s borrowing base (or related terms of similar import) and is of the type and as would customarily be necessary in connection with private-side marketing or syndication materials for asset-based revolving credit facilities or (iii) such financial information is required to be delivered in accordance with Section 6.14(c)), (x) any financial information in a form not customarily prepared by the Company or its Subsidiaries in the ordinary course of their business, (y) any financial information with respect to a fiscal period that has not yet ended or (z) any pro forma financial information or projections (without waiver of the obligations of the Company set forth in clause (v) above);

(H) none of the Company or its Subsidiaries or any of their respective Representatives shall be required to deliver any legal opinion in connection with the Debt Financing;

(I) none of the Company or its Subsidiaries or any of their respective Representatives shall be required to take any action that would cause the Company or any of its Subsidiaries to breach any representation, warranty, covenant or agreement in this Agreement; and

(J) none of the Company or its Subsidiaries or any of their respective Representatives shall be required to take any action that could reasonably be expected to cause any director, officer or employee or stockholder of the Company or any of its Subsidiaries to incur personal liability.

Parent shall, in the event the Closing shall not occur, (x) promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including (A) reasonable and documented attorneys’ fees and (B) reasonable and documented fees and expenses of the Company’s accounting firms engaged to assist in connection with the Financing, including performing additional requested procedures, reviewing any offering documents, participating in any meetings and providing any comfort letters) incurred by the Company or any of its Subsidiaries or their respective Representatives in connection with the cooperation of the Company and its Subsidiaries and Representatives contemplated by Section 6.14(a) (it being understood that the reimbursement set forth in this paragraph shall not apply to any fees, costs and expenses incurred by, or on behalf of, the Company in connection with its ordinary course financial reporting requirements); and (y) indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing (including the performance of their respective obligations under this Section 6.14) and any information used in connection therewith, in each case other than to the extent any of the foregoing was suffered or incurred as a result of (I) the fraud, bad faith, gross negligence or willful misconduct of, or a material breach of this Agreement by, the Company, any of its Subsidiaries or any of their respective Representatives or (II) information provided by or on behalf of the Company, any of its Subsidiaries or any of their respective Representatives (the obligations set forth in this paragraph collectively, the “Reimbursement Obligations”).

(b)            The Company hereby consents to the use of its logos, names and trademarks in connection with the Debt Financing or any high-yield bonds being issued in lieu of all or a portion of the Debt Financing; provided that Parent and Merger Sub shall ensure that such logos, names and trademarks are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or the Company’s reputation or goodwill.

(c)            The Company shall, and shall cause its Subsidiaries to, supplement the Required Information on a reasonably current basis to the extent that any such Required Information, to the knowledge of the Company or any Subsidiary, when taken as a whole and in light of the circumstances under which such statements were made, contains any material misstatement of fact or omits to state any material fact necessary to make such information not materially misleading.

(d)            At the reasonable request of Parent, and subject to the consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall use reasonable best efforts to make public, in a customary form and manner reasonably acceptable to Parent and in compliance with Regulation FD under the Exchange Act (“Regulation FD”), certain information identified by Parent relating to the Company for purposes of permitting such information to be included in the Debt Marketing Materials to be provided to potential investors who do not wish to receive material nonpublic information with respect to any of the Company, its Subsidiaries or any of their respective securities (to the extent it is customary to so include such information).

(e)            Parent and Merger Sub acknowledge and agree that the obtaining of the Financing, or any Alternative Debt Financing, is not a condition to Closing.

6.15.            Other Actions by the Company.

(a)            Takeover Statutes. If any Takeover Statute is or becomes applicable to the Merger or the other transactions contemplated by this Agreement, each of the Company, Parent and Merger Sub and the members of their respective boards of directors shall use reasonable best efforts to, to the extent permitted by applicable Law, grant such approvals and take such actions as are necessary so that the Merger or such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise use reasonable best efforts to eliminate or minimize the effects of such statute or regulation on such transactions.

(b)            Section 16 Matters. The Company and the Company Board (or a duly formed committee thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act)), shall, prior to the Effective Time, take all such actions as may be necessary or appropriate to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by this Agreement by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

6.16.            Obligations of Parent.

(a)            Parent, in its capacity as the sole stockholder of Merger Sub, shall, in accordance with applicable Law and its certificate of incorporation and bylaws, approve and adopt this Agreement by written consent immediately following its execution.

(b)            Prior to the Effective Time, without the prior written consent of the Company, Parent shall not permit or agree to permit any Person to obtain any equity interests (or rights to obtain any equity interests) in Parent if such action would, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent and Merger Sub to consummate the Merger and any other transactions contemplated by this Agreement.

Article VII

Conditions

7.1.            Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each Party to effect the Merger is subject to the satisfaction or waiver (except with respect to Section 7.1(a), which shall not be waivable) at or prior to the Closing of each of the following conditions:

(a)            Requisite Company Stockholder Approvals. The Requisite Company Stockholder Approvals shall have been obtained.

(b)            Antitrust Clearance. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and the approvals, clearances or expirations of waiting periods under the other Antitrust Laws set forth on Section 5.1(d)(i) of the Company Disclosure Schedule Laws shall have been obtained or deemed obtained as a result of the expiry of applicable waiting periods.

(c)            Laws or Orders. No court or other Governmental Authority of competent jurisdiction shall have enacted, announced, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) (collectively, an “Order”) that is in effect that restrains, enjoins, renders illegal or otherwise prohibits consummation of the Merger.

7.2.            Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Closing of the following conditions:

(a)            Representations and Warranties. (i) The representation and warranty of the Company set forth in Section 5.1(g)(ii) (Absence of Material Adverse Effect) and Section 5.1(w)(ii) (Existing Credit Documents) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date; (ii) each of the representations and warranties of the Company set forth in Sections 5.1(b)(i), 5.1(b)(iv) and 5.1(b)(v) (Capital Structure) shall be true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date (except to the extent that any such representation or warranty expressly speaks as of a particular date or period of time, in which case as of such particular date or period of time), except for any inaccuracies that would result in no more than a de minimis increase in the aggregate amount of the Merger Consideration and the aggregate amount to be paid in respect of Company Options, Company RSU Awards and Company PSU Awards pursuant to Section 4.3 of this Agreement; (iii) each of the representations and warranties of the Company set forth in the first sentence of Section 5.1(a) (Organization, Good Standing and Qualification), the first sentence of Section 5.1(b)(iii) (Capital Structure), Section 5.1(c) (Corporate Authority; Approval and Fairness), Section 5.1(m) (Takeover Statutes) and Section 5.1(u) (Brokers and Finders) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all material respects as of such particular date or period of time); and (iv) the other representations and warranties of the Company set forth in this Agreement (without giving effect to any materiality limitations, such as “material,” “in all material respects” and “Material Adverse Effect” set forth therein) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (iv), for any failures of such representations and warranties to be so true and correct that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)            Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)            Company Closing Certificate. Parent and Merger Sub shall have received at the Closing a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company certifying that the conditions set forth in Section 7.2(a) and Section 7.2(b) are satisfied.

7.3.            Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Closing of the following conditions:

(a)            Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except as would not, individually or in the aggregate, reasonably be expected to prevent the ability of Parent or Merger Sub to consummate the Merger and deliver the Merger Consideration in accordance with Article IV.

(b)            Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)            Parent Closing Certificate. The Company shall have received at the Closing a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) are satisfied.

Article VIII

Termination

8.1.            Termination. This Agreement may be terminated and the Merger and any other transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time:

(a)            by mutual written consent of the Company and Parent;

(b)            by either Parent or the Company, if the Merger shall not have been consummated on or before September 5, 2022 (the “Initial Outside Date”), provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any Party whose failure to comply with its obligations under this Agreement has been the primary cause of, or has primarily resulted in, the failure of the Closing to occur on or prior to such date; provided, further, that (x) if on the Initial Outside Date, all the conditions to Closing, other than (A) the conditions set forth in Section 7.1(b) or Section 7.1(c) (to the extent relating to an Antitrust Law) and (B) those conditions that by their nature are to be satisfied at the Closing, shall have been satisfied or shall be capable of being satisfied or, to the extent permitted by applicable Law and this Agreement, shall have been waived at such time, then the Initial Outside Date shall on a one-time basis automatically be extended from the Initial Outside Date to December 13, 2022 (the “Extended Outside Date”); (y) if the Marketing Period has commenced but has not yet been completed as of the close of business on the fourth (4th) Business Day immediately prior to the Initial Outside Date, the Initial Outside Date shall be automatically extended until the earlier of the (1) date that is four (4) Business Days after the final day of the Marketing Period and (2) the Extended Outside Date; and (z) if the Marketing Period has not commenced as of the third (3rd) Business Day immediately prior to the Initial Outside Date, and was not able to commence solely due to the “blackout” dates referenced in clause (1)(x) of the proviso in the definition of “Marketing Period” (August 19, 2022 through September 6, 2022), the Initial Outside Date shall be automatically extended until the earlier of (1) three (3) Business Days after the final day of the Marketing Period and (2) the Extended Outside Date. As used in this Agreement, the term “Outside Date” shall mean the Initial Outside Date, unless the Initial Outside Date has been extended to the Extended Outside Date pursuant to the foregoing, in which case, the term “Outside Date” shall mean the Extended Outside Date;

(c)            by either Parent or the Company, if the Requisite Company Stockholder Approvals shall not have been obtained if a vote shall have been taken thereon at the Company Stockholders Meeting or at any postponement, recess or adjournment thereof taken in accordance with this Agreement;

(d)            by either Parent or the Company, if any court or other Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated or entered any Order that permanently restrains, enjoins, renders illegal or otherwise permanently prohibits consummation of the Merger and such Order shall have become final and non-appealable;

(e)            by Parent, if there has been a breach by the Company of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue or incorrect following the date of this Agreement, in either case such that any condition set forth in Section 7.2(a), or Section 7.2(b) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) thirty (30) days after the giving of notice thereof by Parent to the Company describing such breach or failure in reasonable detail and stating Parent’s intention to terminate this Agreement and abandon the Merger and any other transactions contemplated by this Agreement or (ii) three (3) Business Days prior to the Outside Date); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(e) shall not be available to Parent if it is in breach of any representation, warranty, covenant or agreement set forth in this Agreement, which breach would give rise to a failure of a condition set forth in Section 7.3(a) or Section 7.3(b);

(f)            by the Company, if there has been a breach by Parent or Merger Sub of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue or incorrect following the date of this Agreement, in either case such that any condition set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) thirty (30) days after the giving of notice thereof by to the Company to the breaching Party describing such breach or failure in reasonable detail and stating the Company’s intention to terminate this Agreement and abandon the Merger and any other transactions contemplated by this Agreement or (ii) three (3) Business Days prior to the Outside Date); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(f) shall not be available to the Company if it is in material breach of any representation, warranty, covenant or agreement set forth in this Agreement, which breach would give rise to a failure of a condition set forth in Section 7.2(a) or Section 7.2(b);

(g)            by Parent, prior to the time the Requisite Company Stockholder Approvals are obtained, if a Change of Recommendation shall have been made or occurred;

(h)            by the Company, prior to the time the Requisite Company Stockholder Approvals are obtained, in connection with entering into an Alternative Acquisition Agreement providing for a Superior Proposal in accordance with Section 6.2(d); provided that prior to or concurrently with such termination, the Company pays or causes to be paid the Company Termination Fee due to Parent; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(h) shall not be available to the Company if it has materially breached any covenant or agreement set forth in Section 6.2; or

(i)            by the Company, at any time prior to the Effective Time, if (i) the Marketing Period has ended, (ii) all of the conditions set forth in Section 7.1 and Section 7.2 have been and remain satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but which are capable of being satisfied at the Closing), (iii) the Company has irrevocably confirmed in writing to Parent and Merger Sub that it is prepared to and stands ready, willing and able to consummate the Closing and that all of the closing conditions set forth in Section 7.3 have been satisfied or irrevocably waived, and (iv) Parent and Merger Sub fail to effect the Closing on or prior to the date that is the earlier of (A) one (1) Business Day following the date on which the Closing is otherwise required to occur pursuant to Section 1.2 and (B) the Outside Date.

8.2.            Effect of Termination and Abandonment.

(a)            Except to the extent provided in Sections 8.2(b), 8.2(c), 8.2(d), 8.2(e) and 8.2(g), in the event of termination of this Agreement in accordance with Section 8.1, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or of any of its Representatives or Affiliates); provided that (x) no such termination shall relieve the Company of any liability or damages to Parent resulting from any fraud or Willful and Material Breach of its obligations set forth in this Agreement and (y) the provisions set forth in this Section 8.2 and the second and third sentences of Section 9.1 shall survive the termination of this Agreement. In addition to the foregoing, no termination of this Agreement will affect the rights or obligations of any Party pursuant to the Guarantee, which rights, obligations and agreements set forth in the Guarantee will survive the termination of this Agreement in accordance with their respective terms.

(b)            Subject to Section 8.2(e), in the event that this Agreement is terminated:

(i)           (A)            (x) by either the Company or Parent pursuant to Section 8.1(c) (Requisite Company Stockholder Approvals Not Obtained) or (y) by Parent pursuant to Section 8.1(e) (Company Breach) (as a result of a material breach by the Company of Section 6.2 or Section 6.4);

(B)            an Acquisition Proposal shall have been made publicly (or otherwise become publicly known) or announced to the Company or the Company Board which Acquisition Proposal has not been irrevocably withdrawn in good faith at least five (5) Business Days prior to the Company Stockholders Meeting or prior to the date of termination in the case of a termination pursuant to Section 8.1(e); and

(C)            within twelve (12) months after such termination, the Company shall have consummated a transaction contemplated by an Acquisition Proposal or shall have entered into an Alternative Acquisition Agreement with respect to any Acquisition Proposal; provided that, for purposes of this Section 8.2(b), the references to “15%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”;

(ii)            by Parent pursuant to Section 8.1(g) (Change of Recommendation); or

(iii)            by the Company pursuant to Section 8.1(h) (Superior Proposal);

then, (1) in the case of Section 8.2(b)(i), within two (2) Business Days after the earlier of consummation of such Acquisition Proposal and entry into such Alternative Acquisition Agreement, (2) in the case of Section 8.2(b)(ii), within two (2) Business Days after termination of this Agreement and (3) in the case of Section 8.2(b)(iii), concurrently with or prior to termination of this Agreement, the Company shall pay or cause to be paid a termination fee of $105 million (the “Company Termination Fee”) to Parent by wire transfer of immediately available funds to an account designated in writing by Parent.

(c)            Subject to Section 8.2(e), if this Agreement is terminated by the Company pursuant to Section 8.1(f) or Section 8.1(i), or by Parent pursuant to Section 8.1(b) if at such time the Company could have validly terminated this Agreement pursuant to Section 8.1(f) or Section 8.1(i), then within two (2) Business Days after termination of this Agreement, Parent shall pay or cause to be paid a termination fee of $210 million (the “Parent Termination Fee” to the Company by wire transfer of immediately available funds to an account designated in writing by the Company.

(d)            Each Party acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, no Party would have entered into this Agreement; accordingly, if the Company or Parent fails to timely pay Parent or Company any amount due pursuant to Section 8.2(b) or Section 8.2(c), as applicable, (any such amount due, a “Termination Payment”), and, to obtain such payment, the Party owed a Termination Payment commences a suit that results in a judgment against the Party owing the applicable Termination Payment, the owing Party shall pay to the owed Party its reasonable, documented and out-of-pocket costs and expenses (including attorneys’ fees of outside counsel) in connection with such suit, together with interest thereon at the prime rate as published in The Wall Street Journal (or if not reported therein, as reported in another authoritative source reasonably selected by the owed Party) in effect on the date such Termination Payment was required to be paid from such date through the date of full payment thereof (any such amounts of costs, expenses and interest, the “Enforcement Costs”); provided, that in no event shall any Party be required to pay Enforcement Costs in an aggregate amount exceeding $5,000,000.

(e)            Limitations on Remedies.

(i)            In no event shall a Party be required to pay a Termination Payment on more than one occasion.

(ii)            If this Agreement is terminated pursuant to Section 8.1:

(A)            the Company’s right to receive the Parent Termination Fee pursuant to and in accordance with Section 8.2(c), if any, any Enforcement Costs pursuant to and in accordance with Section 8.2(d), and the Reimbursement Obligations, in each case, including the Company’s right to enforce the Guarantee to receive such Parent Termination Fee, Enforcement Costs or Reimbursement Obligations from the Guarantor when due and payable in accordance with this Agreement and the Guarantee, shall be the sole and exclusive remedies of the Company and its Related Parties against Parent, Merger Sub and the Parent Related Parties (including the Financing Sources) pursuant to this Agreement or the Debt Financing and the transactions contemplated hereby or thereby, including for any loss or monetary damages suffered as a result of any breach (including any Willful and Material Breach) of any covenant or agreement in this Agreement or the failure of the Merger or any other transactions contemplated by this Agreement to be consummated;

(B)            except in the event of fraud or Willful and Material Breach, Parent and Merger Sub’s right to receive the Company Termination Fee pursuant to and in accordance with Section 8.2(b), if any, and any Enforcement Costs pursuant to and in accordance with Section 8.2(d) shall be the sole and exclusive remedies of Parent, Merger Sub and their respective Related Parties pursuant to this Agreement and the transactions contemplated hereby, including for any loss or monetary damages suffered as a result of any breach of any covenant or agreement in this Agreement or the failure of the Merger or any other transactions contemplated by this Agreement to be consummated; provided that, in the event Parent or Merger Sub seek damages for Willful and Material Breach of Section 6.2 or Section 6.4, any Company Termination Fee paid by the Company pursuant to Section 8.2(b)(i)(A)(y) shall be credited against any damages ultimately awarded to Parent or Merger Sub, if any; and

(C)            For the avoidance of doubt, notwithstanding anything to the contrary in this Agreement, if this Agreement has not been validly terminated, each Party shall have the right to specific performance pursuant to Section 9.5(b) (and the Company shall also have the right to specific performance pursuant to Section 9.5(c)); provided, that, in no event shall (x) the Company be entitled to specifically enforce (or to bring any action or proceeding in equity seeking to specifically enforce) Parent’s rights under the Equity Commitment Letter to cause the Equity Financing to be funded or to effect the Closing other than as expressly provided in Section 9.5(c) and in the Equity Commitment Letter or (y) the Company, Parent or Merger Sub be entitled to seek or specifically enforce any provisions of this Agreement or to obtain an injunction or injunctions to bring any other action or proceeding in equity in connection with the transactions contemplated by this Agreement against any other party hereto other than pursuant to Sections 9.5(b) and 9.5(c), as applicable.

(f)            Each of the Parties acknowledges and agrees that the Termination Payments are not intended to be penalties, but rather are liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, in the circumstances in which such Termination Payment is due and payable, for the efforts and resources expended and opportunities forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger and any other transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision.

(g)            Following the termination of this Agreement, Parent shall pay the Reimbursement Obligations as and to the extent provided in Section 6.14(a).

Article IX

Miscellaneous and General

9.1.            Survival. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Article IV, Section 6.9 (Employee Benefits) and Section 6.11 (Indemnification; Directors’ and Officers’ Insurance) and any other covenant or agreement contained in this Agreement that by its terms applies in whole or in part after the Effective Time shall survive the consummation of the Merger. This Article IX (other than Sections 9.5(b) and 9.5(c)) and the agreements of the Company, Parent and Merger Sub contained in Section 6.10 (Expenses) and Section 8.2 (Effect of Termination and Abandonment) and the Guarantee shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

9.2.            Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed, in the case of an amendment or modification by Parent, Merger Sub and the Company, or in the case of a waiver, by the Party against whom the waiver is to be effective; provided  that after the receipt of the Requisite Company Stockholder Approvals, no amendment shall be made that by applicable Law requires further approval by the holders of Shares without obtaining such further approval. Notwithstanding anything else to the contrary herein, the provisions set forth in Section8.2(e), this Section 9.2, Section 9.5, Section 9.8 and Section 9.16 (and with respect to any of the foregoing, any of the defined terms used therein), in each case, may not be amended, modified or altered in any manner adverse to the Financing Sources in any material respect without the prior written consent of the Committed Lenders.

9.3.            Waiver. Other than Section 7.1(a), the conditions to each of the respective Parties’ obligations to consummate the Merger and any other transactions contemplated by this Agreement are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law (except to the extent specifically provided otherwise in Section 8.2).

9.4.            Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by email of a .pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

9.5.            Governing Law and Venue; Waiver of Jury Trial; Specific Performance.

(a)            This Agreement and any claim, cause of action or Action (whether at law, in contract or in tort) that may directly or indirectly be based upon, relate to or arise out of this Agreement or any transaction contemplated hereby, or the negotiation, execution or performance hereunder shall be governed by, and construed and enforced in accordance with, the Laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. In addition, each of the Parties (a) expressly submits to the personal jurisdiction and venue of the courts of the State of Delaware and the federal courts of the United States of America located in the State of Delaware (the “Chosen Courts”), in the event any dispute between the Parties (whether in contract, tort or otherwise) arises out of this Agreement or the transactions contemplated hereby, (b) expressly waives any claim of lack of personal jurisdiction or improper venue and any claims that such courts are an inconvenient forum with respect to such a claim, and (c) agrees that it shall not bring any claim, action or proceeding against any other Parties relating to this Agreement or the transactions contemplated hereby in any court other than the Chosen Courts. Each Party hereby irrevocably consents to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail or by overnight courier service, postage prepaid, to its address set forth in Section 9.6, such service to become effective ten (10) days after such mailing. EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM, ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING ANY LEGAL ACTION AGAINST ANY FINANCING SOURCE ARISING OUT OF OR RELATED TO THE DEBT COMMITMENT LETTERS. EACH PARTY (i) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5. Notwithstanding anything to the contrary in this Agreement, each Party expressly and irrevocably agrees that any action (whether at law, in contract or in tort) to which any Financing Source is party arising out of or in any way relating to the transactions contemplated hereby shall be brought exclusively in the Supreme Court of New York, County of New York (unless the Supreme Court of the State of New York, County of New York declines to accept jurisdiction over a particular matter, in which case, the United States District Court for the Southern District of New York) (together with the appellate courts thereof, the “New York Courts”), and each of the Parties hereby submits to the exclusive jurisdiction of the New York Courts for the purpose of any such action. Each Party irrevocably and unconditionally agrees not to assert (i) any objection which it may ever have to the laying of venue of any such litigation in any New York Court, (ii) any claim that any such action brought in any New York Court has been brought in an inconvenient form and (iii) any claim that any New York Court does not have jurisdiction with respect to such action.

(b)            The Parties acknowledge and agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform any of the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with their specific terms or otherwise breach or threaten to breach any such provisions. It is accordingly agreed that, at any time prior to the valid termination of this Agreement pursuant to Article VIII, subject to the limitations set forth therein and in this Section 9.5, the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement, including the right of a Party to cause each other Party to consummate the Merger and the other transactions contemplated by this Agreement on the terms and subject to the conditions of this Agreement, and the right of the Company to cause Parent to cause the Financing to be funded pursuant to the terms hereof and to enforce the obligations of the Guarantor pursuant to the terms of the Guarantee and hereof, as applicable, in any court referred to in Section 9.5(a) without proof of actual damages (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable or not appropriate for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach; provided, that, with respect to the equitable remedy to specifically enforce Parent’s or Merger Sub’s obligation to cause the Equity Financing to be funded, Parent and Merger Sub may oppose the granting of specific performance on the basis that one of the conditions set forth in Section 9.5(c) has not been satisfied. The Parties hereto agree that, notwithstanding any other provision of this Agreement to the contrary, but subject to Section 9.5(c), the Company shall be entitled to specific performance (or any other equitable relief) to cause Parent and Merger Sub to cause the Equity Financing to be funded and consummate the Closing on the terms set forth herein.

(c)            Notwithstanding Section 9.5(b) or anything else herein to the contrary, it is explicitly agreed that the right of the Company to obtain specific performance (or any other equitable relief) of Parent’s and Merger Sub’s obligation to cause the Equity Financing to be funded (but not the right of the Company to seek such injunctions, specific performance or other equitable remedies for any other reason) and consummate the Closing shall be subject to the requirements that:

(i)            the conditions set forth in Section 7.1 and Section 7.2 have been and continue to be satisfied or, to the extent waivable under applicable Law and this Agreement, waived by Parent (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, but which are capable of being satisfied at the Closing);

(ii)            Parent has failed to consummate the Closing in accordance with Section 1.2;

(iii)            the Debt Financing (or any Alternative Debt Financing in accordance with Section 6.13(d)) has been funded or will be funded at the Closing (in each case, in accordance with the terms and conditions thereof and in an aggregate amount that, together with the Equity Financing, is sufficient to fund the Required Amounts), if the Equity Financing is funded at the Closing; and

(iv)            the Company has irrevocably confirmed in writing to Parent that if specific performance is granted and the Debt Financing (or any Alternative Debt Financing in accordance with Section 6.13(d)) is funded and the Equity Financing is funded, then the Company stands ready, willing and able to consummate the Closing and will take such actions that are required of the Company by this Agreement to cause the Closing to occur.

9.6.            Notices. All notices, requests, instructions or other communications or documents to be given or made hereunder by any Party to the other Parties to this Agreement shall be in writing and (a) served by personal delivery upon the Party for whom it is intended, (b) served by an internationally recognized overnight courier service upon the Party for whom it is intended, (c) delivered by registered or certified mail, return receipt requested or (d) sent by email:

If to Parent or Merger Sub:

c/o Clayton, Dubilier & Rice, LLC
375 Park Avenue, 18th Floor
New York, NY 10152

Attention:	J.L. Zrebiec; Nate Sleeper
Email:	jzrebiec@cdr-inc.com; nsleeper@cdr-inc.com

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

Attention:	Daniel Wolf, P.C.; David Klein, P.C.; Lukas Richards
Email:	daniel.wolf@kirkland.com; dklein@kirkland.com; lukas.richards@kirkland.com

Kirkland & Ellis LLP
300 N. LaSalle Street
Chicago, IL 60654

Attention:	Richard Campbell, P.C.; Kevin Mausert, P.C.
Email:	rcampbell@kirkland.com; kmausert@kirkland.com

If to the Special Committee:

Cornerstone Building Brands, Inc.
5020 Weston Parkway, Suite 400
Cary, NC 27513

Attention:	Alena S. Brenner
Email:	Alena.Brenner@cornerstone-bb.com

with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

Attention:	Mark Gordon
Email:	MGordon@wlrk.com

If to the Company:

Cornerstone Building Brands, Inc.
5020 Weston Parkway, Suite 400
Cary, NC 27513

Attention:	Alena S. Brenner
Email:	Alena.Brenner@cornerstone-bb.com

with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

Attention:	Mark Gordon
Email:	MGordon@wlrk.com

and a further copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention:	Francis J. Aquila; Melissa Sawyer

Email:	aquilaf@sullcrom.com; sawyerm@sullcrom.com

or to such other Person or addressees as has or have been designated in writing by the Party to receive such notice provided above. Any notice, request, instruction or other communications or document given as provided above shall be deemed given to the receiving Party (w) upon actual receipt, if delivered personally, (x) on the next Business Day after deposit with an overnight courier, if sent by an overnight courier, (y) three (3) Business Days after deposit in the mail, if sent by registered or certified mail or (z) upon confirmation of receipt by the recipient if sent by email. Copies to outside counsel are for convenience only and failure to provide a copy to outside counsel does not alter the effectiveness of any notice, request, instruction or other communication otherwise given in accordance with this Section 9.6.

9.7.            Entire Agreement. This Agreement (including any exhibits, annexes and schedules hereto) and the documents and other agreements among the Parties, or any of them, as contemplated by or referred to herein, including the Company Disclosure Schedule, the Parent Disclosure Schedule, the Guarantee and the Support Agreement, together with each other agreement entered into by or among any of the Parties as of the date of this Agreement that makes reference to this Section 9.7, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the Parties with respect to the subject matter hereof. For the avoidance of doubt, the Stockholders Agreement, dated as of November 16, 2018, by and among the Company and certain of its stockholders shall continue to apply unaffected by this Agreement (as modified by that certain Limited Waiver, dated as of February 12, 2022, and the Support Agreement).

9.8.            No Third-Party Beneficiaries. Except as provided in this Section 9.8, Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein; provided that if, and only if, the Effective Time occurs, (a) the holders of Shares shall be third-party beneficiaries of, and entitled to rely on, Section 4.1 (Effect on Capital Stock) and Section 4.2 (Exchange of Share Certificates), (b) the holders of Company Equity Awards shall be third-party beneficiaries of, and entitled to rely on, Section 4.3 (Treatment of Company Equity Awards), and (c) the Indemnified Parties shall be third-party beneficiaries of, and entitled to rely on, Section 6.11 (Indemnification; Directors’ and Officers’ Insurance). The Parties further agree that the rights of third-party beneficiaries under the first proviso of this Section 9.8 shall not arise unless and until the Effective Time occurs. Notwithstanding anything in this Agreement to the contrary, the provisions of Section 8.2(e), Section 9.2, Section 9.5, this Section 9.8 and Section 9.16 will, subject to the rights of the Financing Sources in the last sentence of Section 9.2, inure to the benefit of the Financing Sources, each of whom are intended to be third-party beneficiaries thereof (it being understood and agreed that the provisions of such Sections will be enforceable by the Financing Sources).

9.9.            Exercise of Discretion. For all purposes hereunder, the Company (prior to the Effective Time) and the Company Board, as applicable, shall act, including with respect to the granting of any consent, permission or waiver or the making of any determination, only as directed by the Special Committee.

9.10.            Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

9.11.            Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, excise and other similar Taxes and fees imposed upon the Merger or the transfer of Shares pursuant to the Merger shall be paid by Parent or the Company when due.

9.12.            Definitions. Capitalized terms used in this Agreement have the meanings specified in Annex A.

9.13.            Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

9.14.            Interpretation; Construction.

(a)            The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated.

(b)            If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa, and the definitions of terms contained in this Agreement are applicable to the singular as well as the plural forms of such terms. The words “includes” or “including” shall mean “including without limitation,” the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear, the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if,” any reference to a Law shall include any rules and regulations promulgated thereunder, and any reference to any Law in this Agreement shall mean such Law as from time to time amended, modified or supplemented. Currency amounts referenced herein are in U.S. Dollars. Each reference to a “wholly owned Subsidiary” or “wholly owned Subsidiaries” of a Person shall be deemed to include any Subsidiary of such Person where all of the equity interests of such Subsidiary are directly or indirectly owned by such Person (other than directors qualifying shares, nominee shares or other equity interests that are required by law or regulation to be held by a director or nominee). The terms “provided to” or “made available to,” with respect to documents required to be provided by the Company to Parent or Merger Sub, include documents filed or furnished by the Company with the SEC or in the online data room located at https://wwwna.dfsvenue.com/.

(c)            The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

9.15.            Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. No Party to this Agreement may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other Parties, except that Parent and Merger Sub may assign any and all of its rights under this Agreement, by written notice to the Company, to (a) any of their respective Affiliates that is resident for Tax purposes solely in the United States, any State thereof or the District of Columbia or (b) any Financing Sources pursuant to the terms of the Debt Financing for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Debt Financing; provided that (i) no assignment shall be permitted if such assignment would, or would reasonably be expected to, prevent or materially delay Parent or Merger Sub from performing their respective obligations under this Agreement or consummating the Merger and any other transactions contemplated by this Agreement, (ii) no assignment shall relieve Parent of any of its obligations pursuant to this Agreement and (iii) no assignment shall relieve Merger Sub of its obligations that are unperformed by its assignee. Any purported assignment in violation of this Agreement is void.

9.16.            No Liability for Financing Sources. Notwithstanding anything to the contrary herein, none of the Company nor any of its Related Parties shall have any rights or claims against any of the Financing Sources in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise; provided that nothing in this Section 9.16   shall in any way limit or modify (a) the rights and obligations of Topco, Parent and Merger Sub under this Agreement (including obligations pursuant to Section 6.13(a)(v)), the Debt Commitment Letters or, to the extent entered into prior to the Closing, the Definitive Financing Agreements or any Financing Source’s obligations to Topco, Parent and Merger Sub under the Debt Commitment Letters or (b) the rights of the Company and its Subsidiaries from and after the Effective Time under any debt commitment letter or any definitive agreements relating to the Debt Financing executed in connection with the Debt Financing (but not, for the avoidance of doubt, under this Agreement) to the extent the Company and/or its Affiliates are party thereto.

9.17.            No Recourse. In no event will the Company, whether prior to or after termination of this Agreement, seek or obtain, nor will it permit any of its Representatives to seek or obtain, nor will any other Person be entitled to seek or obtain, any monetary recovery or monetary award of any kind (including consequential, special, indirect or punitive damages) against any Parent Related Party with respect to this Agreement, the Equity Commitment Letter or the Guarantee or the transactions contemplated hereby and thereby (including any breach by the Guarantor, Parent or Merger Sub), the termination of this Agreement, the failure to consummate the transactions contemplated hereby or any claims or actions under applicable Laws arising out of any such breach, termination or failure, except, in each case, for claims that the Company may assert (A) against any Person that is a party to, and solely pursuant to the terms and conditions of, the Confidentiality Agreement and the Support Agreement; (B) against Parent or Merger Sub to the extent expressly provided for in this Agreement, the Guarantee or the Equity Commitment Letter; or (C) against the Guarantor to the extent expressly provided for in this Agreement, the Guarantee or the Equity Commitment Letter.

9.18.            Necessary Further Actions. If, at any time after the Effective Time, any further action is determined by Parent or the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest in the Surviving Corporation the full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

CAMELOT RETURN INTERMEDIATE HOLDINGS, LLC

By:	/s/ Rima Simson
	Name:	Rima Simson
	Title:	Vice President, Treasurer and Secretary

CAMELOT RETURN MERGER SUB, INC.

By:	/s/ Rima Simson
	Name:	Rima Simson
	Title:	Vice President, Treasurer and Secretary

[Signature Page to Agreement and Plan of Merger]

CORNERSTONE BUILDING BRANDS, INC.

By:	/s/ Jeffrey S. Lee
	Name:	Jeffrey S. Lee
	Title:	Executive Vice President, Chief Financial Officer and Chief Accounting Officer

[Signature Page to Agreement and Plan of Merger]

ANNEX A

DEFINED TERMS

“Acceptable Confidentiality Agreement” means an agreement with the Company that is either (i) in effect as of the date hereof; or (ii) executed, delivered and effective after the date hereof, in either case containing provisions that require any counterparty thereto (and any of its Affiliates and Representatives named therein) that receive non-public information of or with respect to the Company to keep such information confidential (subject to customary exceptions); provided, however, that, other than with respect to any immaterial provisions, the confidentiality provisions contained therein are not less favorable to the Company in any material respect than the terms of the Confidentiality Agreements.

“Acquirer CD&R Fund” means CD&R Pisces Holdings, L.P., a Cayman Islands exempted limited partnership.

“Acquisition Proposal” means any proposal or offer from a Third Person relating to any transaction or series of related transactions that, if consummated, would result in (i) a direct or indirect purchase or acquisition by a Third Person of the assets of the Company constituting fifteen percent (15%) or more of the consolidated net revenues, net income or total assets (including equity securities of the Subsidiaries of the Company) of the Company and its Subsidiaries, taken as a whole; (ii) any direct or indirect purchase or acquisition by a Third Person of beneficial ownership of fifteen percent (15%) or more of the total voting power of the Company; or (iii) a direct or indirect merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or other similar transaction involving the Company pursuant to which such Third Person (or its equityholders) would hold securities representing fifteen percent (15%) or more of the total voting power of the Company (or the surviving or resulting entity) after giving effect to such transaction.

“Affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with a second Person, provided that (w) none of the Affiliated Stockholders shall be deemed to be Affiliates of the Company or any Subsidiaries of the Company, (x) the Company and Subsidiaries of the Company shall not be deemed to be Affiliates of the Affiliated Stockholders, in each case, for any purpose hereunder and (y) CD&R Funds, the Guarantor and their respective controlled Affiliates shall be deemed Affiliates of Parent and Merger Sub.

“Affiliated Stockholders” means CD&R Funds, the Sponsor and their respective Affiliates that are holders of Shares.

“Anti-Corruption Laws” means all U.S. and applicable non-U.S. Laws relating to the prevention of corruption, money laundering, and bribery, including the U.S. Foreign Corrupt Practices Act of 1977 and the UK Bribery Act of 2010.

“Business Day” means any day ending at 11:59 p.m. (New York time) other than a Saturday or Sunday or a day on which banks in the County of New York, New York are required or authorized to close.

“CD&R Funds” means, collectively, CD&R Fund VIII and Acquirer CD&R Fund.

“CD&R Fund VIII” means, collectively, Clayton, Dubilier & Rice Fund VIII, L.P., a Cayman Islands exempted limited partnership, and CD&R Friends & Family Fund VIII, L.P., a Cayman Islands exempted limited partnership.

“Company Equity Plan” means the 2003 Long-Term Stock Incentive Plan of the Company, as amended and/or restated.

“Company Stockholder Approval” means the adoption of this Agreement and the approval of the Merger and the other transactions contemplated hereby by the affirmative vote of the holders representing a majority of the aggregate voting power of the outstanding Shares entitled to vote thereon.

“Company Unaffiliated Stockholder Approval” means the adoption of this Agreement and the approval of the Merger and the other transactions contemplated hereby by the affirmative vote of the holders representing a majority of the aggregate voting power of the outstanding Shares beneficially owned by Unaffiliated Stockholders entitled to vote thereon.

“Environmental Law” means any Law relating to pollution, the protection of the environment or human or worker health and safety solely as it relates to any Hazardous Substance.

“Ex-Im Laws” means all U.S. and applicable non-U.S. Laws relating to export, reexport, transfer, and import controls, including the Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.

“Excluded Information” means (i) any description of post-Closing capital structure, including descriptions of indebtedness or equity of Parent or any of its affiliates (including the Company and its Subsidiaries on or after the Closing Date), other than with respect to the Existing Credit Documents and any other Indebtedness of the Company and its Subsidiaries that is anticipated to remain outstanding following the Closing, (ii) any description of the Debt Financing (including any such descriptions to be included in liquidity and capital resources disclosure and any “description of notes”), (iii) any information that would customarily be provided by an underwriter or initial purchaser in a customary offering memorandum for private placements of non-convertible high-yield bonds under Rule 144A promulgated under the Securities Act, (iv) any information regarding any post-Closing or pro forma cost savings, synergies or other pro forma adjustments, pro forma information (other than pro forma information relating to historical periods, not relating to the transactions contemplated by this Agreement, and not otherwise required to be disclosed by the Company in connection with its public reporting) or projected information, (v) risk factors relating to all or any component of the Debt Financing, (vi) financial statements or information required by Rules 3-05 (with respect to, and only with respect to, the transactions contemplated by this Agreement), 3-09, 3-10 or 3-16 of Regulation S-X, Compensation Discussion and Analysis or other information required by Regulation S-K Items 402 and 601 and (vii) “segment” financial information and disclosure, including, without limitation, any required by Regulation S-K Item 101(b) and FASB Accounting Standards Codification Topic 280 and (viii) any financial information with respect to the Company and its Subsidiaries on a non-consolidated basis.

“Existing Credit Documents” means (a) that certain Cash Flow Credit Agreement, dated as of April 12, 2018 (as amended, supplemented, waived or otherwise modified from time to time, the “Cash Flow Credit Agreement”), among the Company, the several banks and other financial institutions from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, (b) that certain ABL Credit Agreement, dated as of April 12, 2018 (as amended, supplemented, waived or otherwise modified from time to time, the “ABL Credit Agreement”), among the Company, the U.S. subsidiary borrowers from time to time party thereto, the Canadian borrowers from time to time party thereto, the several banks and other financial institutions from time to time party thereto and UBS AG, Stamford Branch, as administrative agent and collateral agent, and (c) that certain Indenture, dated as of April 12, 2018, among the Company, the subsidiary guarantors from time to time party thereto and Wilmington Trust, National Association, as trustee (as amended, supplemented, waived or otherwise modified from time to time, the “Indenture”).

“Financing Sources” means the Persons (including the agents, arrangers and lenders) that have committed to provide, or have otherwise entered into agreements in connection with the Debt Financing, any high-yield bonds being issued in lieu of any portion of the Debt Financing or any Alternative Debt Financing in connection with the transactions contemplated hereby pursuant to the Debt Commitment Letters, and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their respective Affiliates, and the respective officers, directors, employees, partners, trustees, shareholders, controlling persons, agents, advisors and Representatives of the foregoing, and the respective successors and assigns of the foregoing.

“Group” shall have the meaning given to such term under Section 13 of the Exchange Act.

“Hazardous Substance” means any material, substance, chemical, contaminant or waste that is listed, regulated, classified or defined as hazardous, toxic or as a pollutant under any Environmental Law, including, without limitation, any petroleum compounds or petroleum derivatives, asbestos and asbestos containing materials, per- and polyfluoroalkyl substances, pesticides, odor, regulated levels of mold or polychlorinated biphenyls.

“Indebtedness” means, with respect to any Person, without duplication, as of the date of determination, means all indebtedness, liabilities and obligations, now existing or hereafter arising, for money borrowed by a Person, or any contingent liability for or guaranty by a Person of any obligation of any other Person (including the pledge of any collateral or grant of any security interest by a Person in any property as security for any such liability, guaranty or obligation) whether or not any of the foregoing is evidenced by any note, indenture, guaranty or agreement, but excluding all trade payables incurred in the ordinary course of business.

“Intellectual Property Rights” means, in any and all jurisdictions throughout the world, all intellectual property and proprietary rights, including all (i) patents, divisionals, continuations, renewals, extensions, reexaminations, inventions, trademarks, trade names, trade dress, domain names, copyrights, designs and trade secrets, (ii) applications for and registrations of patents, trademarks, service marks, trade names, trade dress, domain names, copyrights and designs, (iii) processes, formulae, methods, schematics, technology, know-how, computer software programs (including source code and object code) and applications, data and databases, and (iv) other intangible proprietary or confidential information.

“Knowledge” means, when used with respect to the Company, the actual knowledge of any of the persons listed on Section A.1 of the Company Disclosure Schedule and, with respect to Parent, the actual knowledge of any of the persons listed on Section A.1 of the Parent Disclosure Schedule, in each case, after reasonable inquiry of such Person’s direct reports.

“Leased Real Property” means the leasehold or subleasehold interests and any other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interests in real property held by the Company or any of its Subsidiaries under the Real Property Leases.

“Lien” means any mortgage, lien, pledge, charge, security interest, deed of trust, U.S. Uniform Commercial Code lien, right of first refusal, easement, or similar encumbrance in respect of any property or asset, including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset.

“Marketing Period” means (A) at all times to and including November 9, 2022, the first period of seventeen (17) consecutive Business Days after the date hereof throughout and at the end of which (i) Parent shall have the Required Information and (ii) the conditions set forth in Sections 7.1 and 7.2 shall be satisfied or, to the extent permitted by applicable Law, waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) and nothing has occurred and no condition exists that would cause any of the conditions set forth in Sections 7.1 and 7.2 to fail to be satisfied assuming the Closing were to be scheduled for any time during such seventeen (17) consecutive Business Day period and (B) at all times from and after November 10, 2022, the first period of seventeen (17) consecutive Business Days after the date hereof throughout and at the end of which (i) Parent shall have the Required Information and (ii) the conditions set forth in Sections 7.1 and 7.2 shall be satisfied or, to the extent permitted by applicable Law, waived (other than (I) those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions and (II) the conditions set forth in Sections 7.1(a) and 7.1(b), it being understood that this clause shall not constitute a waiver of such conditions for purposes of Article VII)) and nothing has occurred and no condition exists that would cause any of the conditions set forth in Sections 7.1 and 7.2 (other than the conditions set forth in Sections 7.1(a) and 7.1(b) if such conditions were not satisfied at the commencement of such seventeen (17) consecutive Business Day period as contemplated by clause (II) of the immediately precedent parenthetical above) to fail to be satisfied assuming the Closing were to be scheduled for any time during such seventeen (17) consecutive Business Day period; provided, in the case of each of clauses (A) and (B), that (1) (x) if such seventeen (17) consecutive Business Day period shall not have ended on or prior to August 19, 2022, then such seventeen (17) consecutive Business Day period shall not commence prior to September 6, 2022 and (y) November 25, 2022 shall not constitute a Business Day for purposes of calculating such seventeen (17) consecutive Business Day period, (2) the Marketing Period shall not be deemed to have commenced if, after the date hereof and prior to the Closing Date, (w) any of the historical financial statements that are included in the Required Information become stale under Regulation S-X or under customary practices for offerings and private placements of high-yield debt securities under Rule 144A promulgated under the Securities Act, in which case the Marketing Period will not be deemed to commence unless and until, at the earliest, the Company furnishes Parent with updated Required Information, (x) Grant Thornton LLP (or any other auditor to the extent financial statements audited by such auditor are to be included in the Required Information) shall have withdrawn its audit opinion with respect to any of the audited financial statements of the Company or that are included in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to such financial statements by Grant Thornton LLP or another nationally-recognized independent public accounting firm reasonably acceptable to Parent, (y) the Company restates or the Company Board has determined to restate or Grant Thornton LLP (or any other auditor to the extent financial statements audited by such auditor are to be included in the Required Information) has determined that it is necessary to restate any historical financial statements of the Company that are included in the Required Information or the Company shall have determined or publicly announced that a restatement of any such historical financial statements is required, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, such restatement has been completed or the Company Board subsequently concludes that no restatement shall be required in accordance with U.S. GAAP or (z) the Required Information, taken as a whole, contains any untrue statement of a material fact or omits to state any material fact, in each case with respect to the Company, necessary in order to make the statements contained in the Required Information, in light of the circumstances under which they were made, not misleading, in which case the Marketing Period shall not be deemed to commence unless and until such Required Information has been updated so that there is no longer any such untrue statement or omission and (3) the Marketing Period shall end on any earlier date prior to the expiration of the seventeen (17) consecutive Business Day period described above if the Debt Financing is actually funded on such earlier date; provided, further, that if the Company shall in good faith reasonably believe it has provided the Required Information and that the Marketing Period has commenced, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery and when it believes such period has commenced), in which case, subject to clauses (w) through (z) above, the Marketing Period will be deemed to have commenced on the first Business Day immediately following the date of such notice unless Parent, in good faith, believes the Marketing Period has not commenced and within three (3) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect and setting forth with reasonable specificity why Parent believes the Marketing Period has not commenced.

“Material Adverse Effect” means any change, effect, event, occurrence or development that is materially adverse to the business or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that no change, effect, event, occurrence or development resulting from the following shall constitute a Material Adverse Effect or be taken into account in determining whether a Material Adverse Effect has occurred, is occurring or would be occurring: (A) changes in the economy or financial, debt, credit or securities markets generally in the United States or any other country or region in the world, or changes in conditions in the global economy generally; (B) changes generally affecting the industries (including the residential and commercial construction, manufactured housing or remodeling and renovation industries) in which the Company and its Subsidiaries operate (including changes or developments in aluminum, steel or other commodity prices or the Company’s raw material inputs and end products or any change affecting the aluminum or steel industries generally); (C) changes in United States generally accepted accounting principles (“U.S. GAAP”) or in any Law, or the official interpretations thereof; (D) changes in any political or geopolitical, regulatory, legislative or social conditions, acts of war (whether or not declared), hostilities, military actions or acts of terrorism, or any escalation or worsening of the foregoing; (E) weather conditions or acts of God (including storms, earthquakes, tsunamis, tornados, hurricanes, pandemics (including SARS-CoV-2 or COVID-19, any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks (“COVID-19”)), epidemics or other outbreaks of disease, quarantine restrictions, floods, droughts or other natural disasters and force majeure events) (or escalation or worsening of any such events or occurrences, including, as applicable, subsequent wave(s)); (F) any capital market conditions, in each case in the United States or any other country or region in the world; (G) any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19 (“COVID-19 Measures”); (H) a decline, in and of itself, in the price or trading volume of the Shares on the New York Stock Exchange (“NYSE”) or any other securities market or in the trading price of any other securities of the Company or any of its Subsidiaries; provided that the underlying causes of any such decline may be taken into account unless (and to the extent) such underlying cause would otherwise be excluded by other clauses of this definition; (I) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, estimates or predictions of revenues, earnings, cash flow or cash position or other financial or operating measures or metrics (whether such projections, forecasts, estimates or predictions were made by the Company or independent third parties) for any period; provided that the underlying causes of any such failure may be taken into account unless (and to the extent) such underlying cause would otherwise be excluded by other clauses of this definition; (J) (x) the identity of Parent or Merger Sub or (y) the announcement, pendency or consummation of this Agreement or the Merger, or any amendment of the Schedule 13D or Schedule 13D/A filed by the applicable CD&R Funds, including, in each case the impact thereof on relationships with employees, customers, suppliers, distributors, partners, vendors or other Persons (provided, that this clause (J) shall not apply to any representation or warranty contained in this Agreement to the extent that such representation or warranty expressly addresses consequences resulting from the execution of this Agreement or the consummation or pendency of the transactions contemplated hereby); (K) any action or claim made or brought by any of the current or former stockholders of the Company (or on their behalf or on behalf of the Company) against the Company or any of its directors, officers or employees arising out of this Agreement or the Merger or any other transactions contemplated by this Agreement; (L) any action or inaction by the Company or its Subsidiaries taken or omitted to be taken at the written request of Parent or Merger Sub as or with the written consent of Parent or Merger Sub or expressly required by this Agreement; or (M) the availability or cost of equity, debt or other financing to Parent or Merger Sub; except, in the case of clauses (A) through (F) (other than, in the case of clause (E), any change, effect, event, occurrence or development with respect to COVID-19 or the COVID-19 Measures or any escalation or worsening thereof (including any subsequent waves)), to the extent the Company and its Subsidiaries, taken as a whole, are disproportionately adversely affected by such changes, effects, events, occurrences or developments, compared to other, similarly sized and situated companies in the residential and commercial building product manufacturing sector and then solely to the extent of any such disproportionality.

“Non-Recused Directors” means the members of the Company Board other than the Recused Directors.

“Parent Related Party” means any Related Party of Parent.

“Permitted Liens” means: (I) Liens for current Taxes or assessments that are (x) not yet due or delinquent or (y) are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with U.S. GAAP prior to the date of this Agreement; (II) statutory liens or landlords’, carriers’, warehousemen’s, mechanics’, suppliers’, workmen’s, materialmen’s or repairmen’s liens or other like Liens arising or incurred in the ordinary course of business; (III) with respect to the Real Property, (x) easements, covenants, conditions, restrictions or other similar matters of record that do not materially impair the use, occupancy or value of such Real Property, including any other agreements, conditions or restrictions that are shown by a current title report or other similar report or listing or implied by law, including easements for streets, alleys, highways, telephone lines, power lines, and railways, and all matters of public record, (y) zoning, building, subdivision or other similar requirements or restrictions which are imposed by any Governmental Authority of competent jurisdiction which are not violated by the current use or occupancy of such Real Property or the operation of the business thereon and (z) mechanics liens and similar liens for labor, materials or supplies provided with respect to such Real Property incurred in the ordinary course of business for amounts which are not due and payable; (IV) pledges or deposits under workmen’s compensation Laws, unemployment insurance Laws, social security, retirement or similar legislation, or good-faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business; (V) non-exclusive licenses and similar non-exclusive rights granted with respect to Intellectual Property Rights granted in the ordinary course of business; (VI) Liens, charges, fees or assessments for business parks, industrial parks or other similar organizations not yet due or delinquent; and (VII) Liens to the extent specifically disclosed or reflected on the consolidated balance sheet of the Company for the year ended December 31, 2021 (or any notes thereto) and/or securing Indebtedness or other obligations reflected on such balance sheet or otherwise disclosed on the Company Disclosure Schedule.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Authority or other entity of any kind or nature.

“Protected Information” means personally identifying information and data (whether of employees, contractors, consultants, customers, consumers, or other Persons and whether in electronic or any other form or medium) that is accessed, collected, used, processed, stored, shared, distributed, transferred, disclosed, destroyed, or disposed of by or on behalf of the Company or any of its Subsidiaries.

“Real Property” means the Leased Real Property and the Owned Real Property.

“Real Property Leases” means the leases, subleases, licenses or other agreements, including all amendments, extensions, renewals, guaranties or other agreements with respect thereto, under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property.

“Recused Directors” means the members of the Company Board listed on Section A.2 of the Company Disclosure Schedule.

“Redacted Fee Letters” means the fee letters with Financing Sources with respect to the Debt Financing in which the only redactions are pricing terms, the existence and/or the amount of fees, “price flex”, other economic or “flex” provisions and other commercially sensitive information that are customarily redacted in connection with transactions of this type; provided, that, in each case, such redactions do not relate to any terms that would affect the conditionality, enforceability, availability, termination or aggregate principal amount (except as a result of increased original issue discount or upfront fees resulting from the exercise of “price flex”) of the Debt Financing or other funding being made available by such Financing Source.

“Registered Intellectual Property” means all Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries and issued by, registered with, renewed by or the subject of a pending application before any Governmental Authority.

“Regulation S-K” shall mean Regulation S-K promulgated under the Securities Act

“Regulation S-X” shall mean Regulation S-X promulgated under the Securities Act.

“Related Party” means, with respect to a Party, such Party and any of such Party’s respective former, current or future Affiliates and any of the foregoing’s respective former, current or future, direct or indirect, officers, directors, employees, Affiliates, shareholders, equity holders, managers, members, partners, agents, attorneys, advisors, financing sources or other Representatives or any of the foregoing’s respective successors or assigns.

“Representative” means, with respect to any Person, its directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, and other representatives and advisors.

“Required Information” means (A) (1) the audited consolidated balance sheets and the related audited consolidated statements of income or operations, stockholders’ equity and cash flows of the Company for the two most recently completed fiscal years of the Company ended at least seventy-five (75) days prior to the Closing Date, together with all related notes and schedules thereto, and in each case accompanied by the audit reports thereon of Grant Thornton LLP, and (2) the unaudited consolidated balance sheets and related consolidated statements of income or operations, stockholders’ equity and cash flows of the Company for any subsequent fiscal quarter ended at least forty (40) days prior to the Closing Date and the portion of the fiscal year through the end of such quarter (other than in each case the fourth quarter of any fiscal year) and, in each case, for the comparable period of the prior fiscal year, together with all related notes and schedules thereto, in the case of each of clauses (1) and (2) above, prepared in accordance with U.S. GAAP and in compliance with Regulation S-X (other than Rules 3-09, 3-10 and 3-16 of Regulation S-X) and which, with respect to clause (2), shall have been reviewed by the independent auditors of the Company as provided in AU 722, but in each case, excluding Excluded Information; (B) other historical financial information (other than Excluded Information) reasonably necessary to allow Parent to prepare pro forma financial statements (including for the most recent four (4) fiscal quarter period ended at least forty (40) days prior to the Closing Date (or, if the end of the most recently completed four (4) fiscal quarter period is the end of a fiscal year, ended at least seventy-five (75) days prior to the Closing Date)) that give effect to the transactions contemplated hereunder as if the transactions had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such statement of income or operations) and which are prepared in accordance with U.S. GAAP, but which need not be prepared in compliance with Regulation S-X or include adjustments for purchase accounting to the extent not customary in private placements pursuant to Rule 144A promulgated under the Securities Act; (C) such other financial data, audit reports, business and other information (including a customary “Management’s Discussion and Analysis of Financial Condition and Results of Operations” with respect to the Company’s financial statements described in clauses (A) and (B) above) of the type that would be required by Regulation S-X and Regulation S-K (in each case other than Excluded Information) for a registered public offering of non-convertible debt securities of Parent (including for Parent’s preparation of pro forma financial statements), in each case to the extent the same is of the type and form customarily included in, and subject to other exceptions that are customary for, an offering memorandum for private placements of non-convertible high-yield bonds under Rule 144A promulgated under the Securities Act, or otherwise necessary to receive from the independent auditors of the Company (and any other auditor to the extent financial statements audited or reviewed by such auditor are or would be included in such offering memorandum) customary “comfort” (including “negative assurance” and change period comfort) with respect to the financial information of the Company to be included in such offering memorandum, but in each case excluding Excluded Information; (D) the consents of the Company’s auditors for use of their audit reports with respect to the financial statements described in clause (A) above in any materials relating to the Debt Financing or any high-yield bonds being issued in lieu of all or a portion of the Debt Financing; and (E) the draft comfort letters referred to in Section 6.14(a)(xi).

“Requisite Company Stockholder Approvals” means (a) the Company Stockholder Approval and (b) the Company Unaffiliated Stockholder Approval.

“Sanctioned Country” means any country or region or government thereof that is, or has been in the last five years, the subject or target of a comprehensive embargo under Trade Controls (including Cuba, Iran, North Korea, Syria, Venezuela, and the Crimea region of Ukraine).

“Sanctioned Person” means any Person that is the subject or target of sanctions or restrictions under Trade Controls including: (i) any Person listed on any U.S. or non-U.S. sanctions- or export-related restricted party list, including the U.S. Department of the Treasury Office of Foreign Assets Control’s (“OFAC”) List of Specially Designated Nationals and Blocked Persons, or any other OFAC, U.S. Department of Commerce Bureau of Industry and Security, or U.S. Department of State sanctions- or export-related restricted party list; (ii) any Person that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (i); or (iii) any Person located, organized, or resident in or a national of a Sanctioned Country.

“Sanctions” means all U.S. and applicable non-U.S. Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by OFAC or the U.S. Department of State) and the United Nations Security Council.

“Solvent” means, with respect to any Person, that (a) the fair saleable value (determined on a going concern basis) of the assets of such Person, together with its Subsidiaries, taken as a whole, is greater than the total amount of such Person’s liabilities (including all liabilities, whether or not reflected on a balance sheet prepared in accordance U.S. GAAP, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed); (b) such Person is able to pay its debts and obligations in the ordinary course of business as they become due; and (c) such Person, together with its Subsidiaries, taken as a whole, will not have an unreasonably small amount of capital to carry on its businesses and all businesses in which it is about to engage.

“Sponsor” means Clayton, Dubilier & Rice, LLC, a Delaware limited liability company.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.

“Superior Proposal” means a bona fide written Acquisition Proposal (with references to fifteen (15%) being deemed to be replaced with references to fifty percent (50%)) by a Person or Group (other than the Affiliated Stockholders and their respective Affiliates) that (i) was not the result or effect of a breach of Section 6.2 and (ii) either the Company Board or the Special Committee determines in good faith, after consultation with its financial advisors and outside legal counsel and after taking into account the certainty and timing of closing, financing arrangements and the form, amount and timing of payment of consideration of such proposal, the Person or Group making such proposal and such other legal, financial, regulatory and all other relevant aspects of such proposal, as the Company Board or Special Committee deems in good faith relevant, would, if consummated, result in a transaction that is more favorable from a financial point of view to the Company’s stockholders (in their capacities as such) than the Merger (taking into account any revisions (or proposed revisions) to the terms of this Agreement, the Guarantee and the Financing in writing prior to the time of such determination).

“Tax” or “Taxes” means all federal, state, local and foreign income, windfall, other profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, transfer, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties, imposts, fees, levies or assessments of any nature whatsoever imposed by a Governmental Authority, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

“Tax Return” means all returns and reports, elections, declarations, disclosures, schedules, estimates, claims for refunds, supporting material, information returns and similar filings required to be supplied to a Tax authority relating to Taxes, and any attachments thereto and any amendments or supplements thereof.

“Third Person” means any Person or Group, other than (i) the Company or any of its controlled Affiliates or (ii) Parent, Merger Sub, the Guarantor or any their respective Affiliates or any Group including Parent, Merger Sub, any Guarantor or any their respective Affiliates.

“Topco” means Camelot Return Holdings, LLC.

“Willful and Material Breach” means a material breach of this Agreement that results from a willful or deliberate act or failure to act by a Party that knows, or would reasonably be expected to have known, that the taking of such act or failure would result in such a material breach.

Term	Section

2020 Company PSU Award	4.3(c)(i)
2021 Company Executive PSU Award	4.3(c)(i)
2021 Company Non-Executive PSU Award	4.3(c)(i)
Action	5.1(h)
Agreement	Preamble
Alternative Acquisition Agreement	6.2(c)(iv)
Alternative Debt Financing	6.13(d)
Antitrust Law	6.5(f)
Applicable Date	5.1(e)(i)
Bankruptcy and Equity Exception	5.1(c)(i)
Benefit Plans	5.1(i)(i)
Book-Entry Shares	4.1(a)
Bylaws	2.2
Change of Recommendation	6.2(c)(iv)
Charter	2.1
Chosen Courts	9.5(a)
Closing	1.2
Closing Date	1.2
Code	4.2(h)
Committed Lenders	5.2(f)(ii)
Company	Preamble
Company Board	Recitals
Company Bonus Plans	6.9(c)

Company Disclosure Schedule	5.1
Company Equity Awards	4.2(b)
Company Option	4.3(a)(i)
Company Permits	5.1(j)(ii)
Company PSU Award	4.3(c)(i)
Company Recommendation	5.1(c)(iii)(A)
Company Reports	5.1(e)(i)
Company RSU Award	4.3(b)
Company Severance Plan	6.9(a)
Company Stockholders Meeting	6.4
Company Termination Fee	8.2(a)
Confidentiality Agreement	6.6(b)
Constituent Corporations	Preamble
Continuing Employee	6.9(a)
Contract	5.1(d)(ii)
D&O Insurance	6.11(c)
Debt Commitment Letters	5.2(f)(ii)
Debt Financing	5.2(f)(ii)
Debt Marketing Materials	6.14(a)(iii)
Definitive Financing Agreements	6.13(a)
Delaware Certificate of Merger	1.3
DGCL	Recitals
Dissenting Shares	4.1(a)
DOJ	6.5(b)
DTC	4.2(c)(i)
Earned PSUs	4.3(c)(ii)
Effective Time	1.3
Employees	5.1(i)(i)
Enforcement Costs	8.2(d)
Equity Commitment Letter	5.2(f)(i)
Equity Financing	5.2(f)(i)
ERISA	5.1(i)(i)
Exchange Act	5.1(d)(i)
Excluded Benefits	6.9(a)
Excluded Shares	4.1(a)
Extended Outside Date	8.1(a)
Financing	5.2(f)(ii)
Financing Conditions	5.2(f)(iii)
Financing Letters	5.2(f)(ii)
Foreign Plan	5.1(i)(vii)
FTC	6.5(b)
Governmental Authority	5.1(d)(i)
Guarantee	Recitals
Guarantor	Recitals
HSR Act	5.1(d)(i)
Indemnified Parties	6.11(a)

Initial Outside Date	8.1(a)
Insurance Policies	5.1(r)
Intervening Event	6.2(d)(ii)
IRS	5.1(i)(i)
Laws	5.1(j)(i)
Letter of Transmittal	4.2(c)(i)
Material Contract	5.1(k)(i)
material weakness	5.1(e)(ii)
Merger	Recitals
Merger Consideration	4.1(a)
Merger Sub	Preamble
Multiemployer Plan	5.1(h)(ii)
New York Courts	9.5(a)
Order	7.1(c)
Owned Real Property	5.1(l)(i)(B)
Parent	Preamble
Parent Disclosure Schedule	5.2
Parent Termination Fee	8.2(c)
Parties	Preamble
Paying Agent	4.2(a)
Payment Fund	4.2(b)
PBGC	5.1(i)(v)
Prohibited Financing Modifications	6.13(b)
Proxy Statement	6.3
Reimbursement Obligations	6.14(a)
Required Amounts	5.2(f)(vi)
Schedule 13e-3	6.3(b)
SEC	5.1(e)(i)
SEC Clearance Date	6.3(c)
Securities Act	5.1(d)(i)
Share Certificate	4.1(a)
Shares	Recitals
significant deficiency	5.1(e)(ii)
Special Committee	Recitals
Specified Acquisition	6.1(d)
Support Agreement	Recitals
Surviving Corporation	1.1
Tail Period	6.11(c)
Takeover Statute	5.1(m)
Termination Payment	8.2(d)
Trade Controls	5.1(j)(iii)
Unaffiliated Stockholders	Recitals
WARN Act	5.1(p)(ii)

Final Form

EXHIBIT A

Amended and Restated Certificate of Incorporation of

the Surviving Corporation

ARTICLE ONE

The name of the corporation is Cornerstone Building Brands, Inc. (the "Corporation").

ARTICLE TWO

The address of the Corporation's registered office in the State of Delaware is The Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE THREE

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

ARTICLE FOUR

The total number of shares of capital stock that the Corporation has authority to issue is one thousand (1,000) shares of Common Stock, par value $0.01 per share. Each share of Common Stock shall have one (1) vote and all shares of Common Stock share vote together as a single class.

ARTICLE FIVE

Any one (1) or more directors may be removed, with or without cause, by the vote or written consent of the holders of a majority of the issued and outstanding shares of capital stock of the Corporation entitled to be voted in the election of directors.

ARTICLE SIX

The Corporation is to have perpetual existence.

ARTICLE SEVEN

In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Corporation is expressly authorized to make, alter or repeal the by-laws of the Corporation.

ARTICLE EIGHT

Meetings of stockholders may be held within or outside of the State of Delaware, as the by-laws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the by-laws of the Corporation. Election of directors need not be by written ballot unless the by-laws of the Corporation so provide.

ARTICLE NINE

To the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended, supplemented or interpreted, a director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for any act or omission in such director’s capacity as a director. Any modification, repeal or amendment of this Article, or adoption of any other provision of this Amended and Restated Certificate of Incorporation inconsistent with this Article by the stockholders of the Corporation, shall be prospective only and shall not adversely affect any limitation on the liability to the Corporation or its stockholders of a director of the Corporation existing at the time of such modification, repeal, amendment or adoption of an inconsistent provision.

ARTICLE TEN

The Corporation expressly elects not to be governed by §203 of the DGCL.

ARTICLE ELEVEN

The Corporation shall, to the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended, supplemented or interpreted, indemnify, and advance expenses to, any and all persons whom it shall have power to indemnify under the DGCL from and against any and all of the expenses, liabilities or other matters referred to in or covered by the DGCL, and the indemnification or advancement of expenses provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure the benefit of the heirs, executors and administrators of such a person. The Corporation shall have the power to purchase and maintain insurance to protect itself and any person who is or was a director, officer, employee or agent of the Corporation, or while a director, officer, employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power or the obligation to indemnify him or her against such liability under the DGCL or the provisions of this Article. Any modification, repeal or amendment of this Article, or adoption of any other provision of this Amended and Restated Certificate of Incorporation inconsistent with this Article by the stockholders of the Corporation, shall be prospective only and shall not adversely affect or impair in any way the rights of any director or officer of the Corporation to indemnification under the provisions hereof with respect to any action, suit or proceeding arising out of, or relating to, any actions, transactions or facts occurring prior to the final adoption of such modification, repeal, amendment or adoption of an inconsistent provision.

ARTICLE TWELVE

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation in the manner now or hereafter prescribed herein and by the laws of the State of Delaware, and all rights conferred upon stockholders, directors and any other persons herein are granted subject to this reservation.

ARTICLE THIRTEEN

To the maximum extent permitted from time to time under the law of the State of Delaware, the Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to its officers, directors or stockholders, other than those officers, directors or stockholders who are employees of the Corporation. No amendment or repeal of this Article shall apply to or have any effect on the liability or alleged liability of any officer, director or stockholder of the Corporation for or with respect to any opportunities of which such officer, director, or stockholder becomes aware prior to such amendment or repeal.

*       *        *       *      *